As Filed with the Securities and Exchange Commission on February 28, 2019

Registration File Nos. 333-

811-10393

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO.	☐

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☐
AMENDMENT NO. 39	☒

(Check appropriate box or boxes.)

TIAA-CREF LIFE SEPARATE

ACCOUNT VLI-1

(Exact name of registrant)

TIAA-CREF LIFE INSURANCE

COMPANY

(Name of depositor)

730 Third Avenue

New York, NY 10017-3206

(Address of depositor’s principal executive offices)

Depositor’s Telephone Number, including Area Code: (877) 694-0305

Copy to:

John Piller, Esq.	Ken Reitz, Esq.
TIAA-CREF Life Insurance Company	TIAA-CREF Life Insurance Company
8500 Andrew Carnegie Boulevard, SSC-C2-04	8500 Andrew Carnegie Boulevard, SSC-C2-08
Charlotte, NC 28262	Charlotte, NC 28262
(704) 988-5681	(704) 988-4455
(Name and address of agent for services)	(Name and address of agent for service)

Title of Securities Being Registered: Flexible Premium Variable Universal Life Insurance Policy (Intelligent Life VUL 2.0)

Approximate Date of Proposed Public Offering:

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b) of Rule 485
☐	on May 1, 2018 pursuant to paragraph (b) of Rule 485
☒	60 days after filing pursuant to paragraph (a)(1) of Rule 485
☐	on pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PROSPECTUS

MAY 1, 2019

INTELLIGENT LIFE VUL 2.0

INTELLIGENT LIFE SURVIVORSHIP VUL 2.0

Flexible Premium Individual Variable Universal Life Insurance Policy and Flexible Premium Last Survivor Variable Universal Life Insurance Policy Issued by TIAA-CREF Life Separate Account VLI-1 and TIAA-CREF Life Insurance Company

This prospectus describes information you should know before investing in a flexible premium variable universal life insurance policy (the “Policy”) issued by TIAA-CREF Life Insurance Company (the “Company”, “TIAA Life”, “we”, “us”, or “our”). Before you invest, please read this prospectus carefully, along with the fund prospectuses, and keep it for future reference. We issue the Policy on either a single life basis—as Intelligent Life VUL 2.0—or a last survivor basis—as Intelligent Life Survivorship VUL 2.0. If you purchase the Policy on a single life basis, we will pay the Death Benefit Proceeds upon the death of the Insured. If you purchase the Policy on a last survivor basis, we will pay the Death Benefit Proceeds only upon the death of the last Insured.

The Policy is a long-term investment designed to provide significant life insurance benefits for the Insured(s). This prospectus provides information that a prospective Owner should know before investing in the Policy. You should consider the Policy in conjunction with other insurance you own. It may not be advantageous to replace existing insurance with the Policy or to finance the purchase of the Policy through a loan or through withdrawals from another policy.

You can allocate your Policy’s values to:

∎	the Fixed Account, which credits a specified rate of interest; or
∎	Investment Accounts of TIAA-CREF Life Separate Account VLI-1 (the “Separate Account”), each of which in turn, invests in one of the following mutual funds (“Portfolios”)

TIAA-CREF Life Balanced Fund

TIAA-CREF Life Bond Fund

TIAA-CREF Life Growth Equity Fund

TIAA-CREF Life Growth & Income Fund

TIAA-CREF Life International Equity Fund

TIAA-CREF Life Large-Cap Value Fund

TIAA-CREF Life Money Market Fund

TIAA-CREF Life Real Estate Securities Fund

TIAA-CREF Life Small-Cap Equity Fund

TIAA-CREF Life Social Choice Equity Fund

TIAA-CREF Life Stock Index Fund

ClearBridge Variable Aggressive Growth Portfolio—Class I

ClearBridge Variable Small Cap Growth Portfolio—Class I

Credit Suisse Trust—Commodity Return Strategy Portfolio

DFA VA Equity Allocation Portfolio

DFA VA Global Bond Portfolio

DFA VA Global Moderate Allocation Portfolio

DFA VA International Small Portfolio

DFA VA International Value Portfolio

DFA VA Short-Term Fixed Portfolio

DFA VA US Large Value Portfolio

DFA VA US Targeted Value Portfolio

DFA VIT Inflation Protected Securities Portfolio

Delaware VIP Diversified Income Series—Standard Class

Delaware VIP International Value Equity Series—Standard Class

Delaware VIP Small Cap Value Series—Standard Class

Franklin Income VIP Fund—Class 1

Franklin Mutual Shares VIP Fund—Class 1

Franklin Small-Mid Cap Growth VIP Fund—Class 1

Janus Henderson Forty Portfolio—Institutional Shares

Janus Henderson Mid Cap Value Portfolio—Institutional Shares

John Hancock Emerging Markets Value Trust

Matson Money Fixed Income VI Portfolio

Matson Money International Equity VI Portfolio

Matson Money U.S. Equity VI Portfolio

MFS Global Equity Series—Initial Class

MFS Growth Series—Initial Class

MFS Massachusetts Investors Growth Stock Portfolio—Initial Class

MFS Utilities Series—Initial Class

Neuberger Berman Advisers Management Trust Large Cap Value Portfolio—I Class

Neuberger Berman Advisers Management Trust Mid Cap

Intrinsic Value Portfolio—I Class

PIMCO VIT All Asset Portfolio—Institutional Class

PIMCO VIT Commodity Real Return Strategy Portfolio—Institutional Class

PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class

PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Institutional Class

PIMCO VIT Real Return Portfolio—Institutional Class

PVC Equity Income Account—Class 1

Prudential Series Fund—Jennison 20/20 Focus Portfolio—Class II

Prudential Series Fund—Natural Resources Portfolio—Class II

Prudential Series Fund—Value Portfolio—Class II

Royce Capital Fund Micro-Cap Portfolio—Investment Class

Royce Capital Fund Small-Cap Portfolio—Investment Class

T. Rowe Price® Health Sciences Portfolio I

T. Rowe Price® Limited-Term Bond Portfolio

Templeton Developing Markets VIP Fund—Class 1

Vanguard VIF Capital Growth Portfolio

Vanguard VIF Equity Index Portfolio

Vanguard VIF High Yield Bond Portfolio

Vanguard VIF Mid-Cap Index Portfolio

Vanguard VIF Real Estate Index Portfolio

Vanguard VIF Small Company Growth Portfolio

Vanguard VIF Total Bond Market Index Portfolio

VY® Clarion Global Real Estate Portfolio—Class I

Wanger International

Wanger Select

Wanger USA

Western Asset Variable Global High Yield Bond Portfolio—Class I

Separate prospectuses for the Portfolios provide more information on the Portfolios listed above. Note that the prospectuses for the Portfolios may provide information for other portfolios that are not available through the Policy. When you consult the Portfolio prospectuses, you should be careful to refer only to the information regarding the Portfolios listed above.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the portfolios’ annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, they will be made available on the fund’s website and/or TIAA’s website (TIAA.org), and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive these reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive reports and other communications from the funds electronically anytime by updating your account settings at TIAA.org/e-Delivery.

You may elect to continue to receive all future reports in paper free of charge by updating your account settings at TIAA.org/e-Delivery or by calling 877 694-0305 during regular business hours. Your election to receive reports in paper will apply to all funds available under your policy.

The Securities and Exchange Commission has not approved or disapproved the Policy or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Please note that the Policy and the Portfolios:

∎	are not insured or guaranteed by any bank, the Federal Deposit Insurance Corporation, the U.S. government or any government agency; and
∎	are subject to risks, including loss of the amount invested.

The Policy may not be available for sale in all states and features of the Policy may vary from state to state. Please contact our Administrative Office to see if the Policy is available in your state and/or to learn more about the Policy features offered in your state.

Please contact us at:

Administrative Office

P.O. Box 724508

Atlanta, Georgia 31139

877 694-0305

www.tiaa.org

POLICY BENEFITS AND RISKS SUMMARY

The Policy is a flexible premium variable universal life insurance policy. The Policy may be issued on either a single life or last survivor basis. The Policy offers a choice of investments and an opportunity for the Policy Value and death benefit to grow based on the investment results of the Allocation Options. The Policy Value and death benefit may go up or down on any day depending on the investment results of the Allocation Options you select, the Premiums you pay, the Policy fees and charges we deduct, and the effect of any Policy transactions (such as transfers, partial withdrawals, and loans). We do not guarantee that Policy Values will increase. You could lose some or all of your money. The Policy may not be available for sale in all states and features of the Policy may vary from state to state. Please contact our Administrative Office to see if the Policy is available in your state and/or to learn more about the Policy features offered in your state. This prospectus describes all material rights and obligations under the Policy. If certain material provisions under the Policy are changed after the date of this prospectus, in accordance with the Policy, those changes will be described in a supplement to the prospectus. You should carefully read this prospectus in conjunction with any applicable supplements. It is important that you also read the Policy and endorsements, which may reflect additional non-material state variations or other non-material variations.

This summary describes the Policy’s important benefits and risks. The sections in the prospectus following this summary discuss the Policy’s benefits and other provisions in more detail. Capitalized terms not defined within this prospectus are defined in the Glossary at the end of the prospectus.

POLICY BENEFITS

Death Benefit

Death Benefit Proceeds. We pay Death Benefit Proceeds to the Beneficiary of an in-force Policy upon receipt at our Administrative Office of satisfactory proof of death of the Insured on a single life Policy or both Insureds on a last survivor Policy. The Death Benefit Proceeds equal the death benefit under the option you’ve chosen less: (a) any Outstanding Loan Amounts and (b) any unpaid Monthly Charges.

Death Benefit Options. You may choose among three death benefit options under the Policy. You must make an election. There is no default option. After the first Policy Year, you may change death benefit options while the Policy is in force. We calculate the death benefit under each death benefit option as of the date of death of the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy. A change in death benefit option may have tax consequences. Please see the section entitled “Death Benefit” for more information.

•

Death Benefit Option A is equal to the greater of: the Face Amount (which is the amount of insurance you select); or the minimum death benefit required to meet the definition of life insurance under the Code. This option is known as the level death benefit option.

•

Death Benefit Option B is equal to the greater of: the Face Amount plus the Policy Value; or the minimum death benefit required to meet the definition of life insurance under the Code. This option is known as the increasing death benefit.

•

Death Benefit Option C is equal to the greater of: the Face Amount plus all Premiums credited to the Policy since the Issue Date; or the minimum death benefit required to meet the definition of life insurance under the Code. This option is known as the return of premium death benefit.

When the Insured on a single life Policy or the younger Insured on a last survivor Policy reaches Attained Age 121, the death benefit under any option is reduced to the Policy Value.

A loan of Policy Value could impact the death benefit. Please see “Effect of Policy Loans” for more information.

Choice of Tax Test. Your Policy must satisfy one of two tax tests—the Guideline Premium and Test or the Cash

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	1

Value Accumulation Test—In order to qualify as life insurance under the Code. You must choose one of two tax tests at the time you apply for the Policy. The Guideline Premium Test will be used as the tax law test applicable to your Policy unless you specifically elect the Cash Value Accumulation Test. This election may not be changed once your Policy is issued. Your election may affect the maximum amount of Premium you pay into the Policy, the amount of death benefit and the monthly deductions for the Policy. The Guideline Premium Test generally allows you to maintain a higher Policy Value in relation to death benefits.

In general, the Cash Value Accumulation Test may allow you to make higher Premium payments during the Policy’s early years. It may also provide you greater flexibility with regard to Premium payment amounts. You should consult a tax adviser as to the selection of the tax law test before applying for the Policy.

Changing the Face Amount. You select the Face Amount when you apply for the Policy. Subject to certain conditions, after the first Policy Year and while the Policy is in force, you may change the Face Amount. Changing the Face Amount may have tax consequences. Reductions in Face Amount often create tax issues related to the Guideline Premium Test. You should consult with a tax adviser if you are considering reducing the Face Amount of your Policy.

Accelerated Death Benefit. Under the Accelerated Death Benefit feature, you may in some cases receive accelerated payment of part or all of the Policy’s death benefit if the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy develops a terminal illness. Although usually a tax-free event, in certain circumstances an acceleration of death benefits may have tax consequences.

Right to Cancel, Surrenders, and Partial Withdrawals

Right to Cancel Period. When you receive your Policy, the Right to Cancel Period begins. The length of the Right to Cancel Period varies according to state law. You may return your Policy during this period and receive a refund. Some states require us to refund all payments if you return your Policy during the Right to Cancel Period.

Surrenders. At any time while the Policy is in force, you may make a request in Good Order to Surrender your Policy and receive the Cash Surrender Value. The Cash Surrender Value is equal to the Policy Value minus any Outstanding Loan Amount. A Surrender may have tax consequences.

Partial Withdrawals. Subject to certain limits, you may withdraw part of your Cash Surrender Value from your Policy. Partial withdrawals may have tax consequences.

Please see the section entitled “The Policy” for more information on the Right to Cancel and the section entitled “Surrenders and Partial Withdrawals” for more information on Surrenders and partial withdrawals.

Transfers and Loans

Transfers. Subject to limitations, you may transfer portions of your Policy Value among the Investment Accounts and between the Investment Accounts and the Fixed Account. See “Transfer Policies Relating to Market Timing and Frequent Trading” for information about situations in which we may seek to limit certain types of transfer activity.

Please see the section entitled “Transfers” for more information.

Loans. You may take a loan (minimum $1,000) from your Policy at any time after the end of the Right to Cancel Period while the Insured is still alive or, in the case of a last survivor Policy, while either Insured is still alive. The maximum loan you may borrow, including any existing indebtedness, is 100% of the Policy Value (unless Overloan Protection Endorsement is in effect). We charge you interest in arrears on your loan at a fixed annual rate of 5%. We credit interest on amounts in the Loan Account (“earned interest rate”) at a fixed annual rate of 4.35% during Policy Years 1–10. For Policy Years 11 and thereafter, we credit interest on amounts in the Loan Account at a current annual rate of 4.80%. You may increase your risk of Lapse if you take a loan. Loans may have tax consequences.

Please see the section entitled “Loans” for more information.

Optional Benefits—Riders and Endorsements

Subject to our approval, you may add an additional Rider or endorsement to your Policy that may allow you to tailor your Policy to your needs and objectives.

•

Charitable Giving Benefit Rider. This Rider is available both for a Policy issued on a single life or a Policy issued on a last survivor basis. This Rider pays an amount equal to 1.00% of the base Face Amount, but no greater than $100,000. It will be paid to a beneficiary designated by you. That beneficiary must be an institution accredited as a charity with the IRS under Code Section 501(c)(3). Payment is made upon the death of the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy. You must elect this Rider at or before Policy issue. There is no cost for this Rider. A beneficiary can be added or changed any time after issue, but cannot be changed more than once each Policy year.

•

Overloan Protection Endorsement. This optional Endorsement is available both for a Policy issued on a single life basis or a Policy issued on a last survivor basis. This Endorsement, at no additional charge, prevents the Policy from lapsing if the Policy is ever overloaned as defined in the “Riders and Endorsements” section of this prospectus. You may apply for or elect this Endorsement at or after the Policy Issue Date, subject to certain conditions.

•

Waiver of Monthly Charges Rider. This Rider is available only for a Policy issued on a single life basis for applicants Issue Ages 18–60, and must be elected at the time of application and prior to Policy issue. For Insureds under age 18, we will allow this Rider to be

2	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

added to the Policy at the Insured’s Attained Age 18. This Rider waives the Monthly Charge that becomes due while the Insured is Totally Disabled, subject to certain conditions. An additional charge is added to your Monthly Charge if you select this Rider.

•

Policy Split Rider. This Rider is available only for Policies issued on a last survivor basis. This Rider allows the base Policy to be split into two single life Policies in the event of a divorce between two married Insureds or business dissolution between two Insured partners or significant shareholders. There is no charge for this Rider.

•

Estate Transfer Protection Rider. This Rider is available only for Policies issued on a last survivor basis. This Rider provides an additional death benefit until four years after the death of the first Insured. The additional death benefit is equal to a chosen percentage of the Death Benefit of the Policy. An additional charge is added to your cost of insurance charge if you select this Rider.

Please see the section entitled “Riders and Endorsements” for more information.

Personal Illustrations

You may receive personalized illustrations in connection with the purchase of the Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of termination and the charges and deductions under the Policy. They will also help you to compare the Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

POLICY RISKS

Financial Condition of TIAA Life

The benefits under your Policy and any Rider are paid by us from our General Account assets and/or your Policy Value held in the Separate Account. It is important that you understand how your Policy works and how our ability to meet our obligations affects your Policy. Payment of your Policy and Rider benefits is not guaranteed and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for Policy Value allocated to the Investment Accounts. Your Policy Value in the Investment Accounts is part of the assets of the Separate Account. These assets are segregated and insulated from our General Account, and may not be charged with liabilities arising from any other business that we may conduct. This means that your Policy Value allocated to the Separate Account should generally not be adversely affected by the financial condition of our General Account. See this prospectus’ “The Separate Account and the Portfolios” section.

Assets in the General Account. Policy guarantees that exceed your Policy Value, such as death benefit exceeding Policy Value, are paid from our General Account (not the Separate Account). Therefore, any amounts that we may be obligated to pay under the Policy in excess of Policy Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account may also be available to cover the liabilities of our General Account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the Policies supported by it. We issue other types of insurance policies and financial products as well, and some of these products are supported by the assets in our General Account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our General Account. In order to meet our claims-paying obligations, we monitor our reserves so that we hold amounts required under state regulation to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our General Account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments.

How to Obtain More Information. Our financial statements and the financial statements of the Separate Account are located in the Statement of Additional Information (“SAI”). The financial statements of the Separate Account include information about all the contracts offered through the Separate Account. For information on how to obtain a copy of the SAI, see the last page of this prospectus. More information about TIAA Life is available on our website at http://www.tiaa.org.

Investment Risk

If you invest your Policy Value in one or more Investment Accounts, then you will be subject to the risk that investment performance will be unfavorable and that your Policy Value will decrease. In addition, we deduct charges from your Policy Value, which can significantly reduce your Policy Value. During times of poor investment performances, this deduction will have an even greater impact on your Policy Value. You could lose everything you invest. If you allocate Net Premiums to the Fixed Account, then we credit your Policy Value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease,

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	3

although it will never be lower than a guaranteed minimum annual effective rate of 2.50%.

Long-Term Commitment

Owning a Policy entails a variety of fees and expenses, including a Cost of Insurance charge, an Administrative Charge, a Mortality and Expense Risk Charge, and a Regulatory Charge, as described under “Charges and Deductions.” As a result, the Policy is not suitable as a short-term savings vehicle. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to Surrender it or make a partial withdrawal in the near future. We have designed the Policy to meet long-term financial goals.

Risk of Lapse

If your Cash Surrender Value is not enough to pay any charges, including the Monthly Charge, your Policy will enter a Grace Period. We will notify you that the Policy will Lapse unless you make a sufficient payment during the Grace Period and will request that you make a payment before the end of the Grace Period that is equal to any unpaid charges plus three current Monthly Charge deductions. You may reinstate a Lapsed Policy, subject to certain conditions.

Tax Risks

We anticipate that the Policy should qualify as a life insurance contract under guidance provided pursuant to federal tax law. There is less certainty, however, because there is less guidance with respect to whether Policies issued on a substandard basis (i.e., an Underwriting Class involving higher than standard mortality risk) and Policies insuring two lives may qualify as a life insurance contract under Federal tax law, particularly if you pay the full amount of Premiums permitted under the Policy.

Although the Policy was designed to follow IRS “safe harbor” guidance, the tax consequences associated with keeping a Policy in force after the Insured on a single life Policy or the younger Insured on a last survivor Policy reaches Attained Age 100 are unclear. A tax adviser should be consulted about these consequences.

Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of the Policy Value and not have a taxable event until there is a distribution from the Policy. Moreover, the death benefit under a Policy is generally excludable from the gross income of the Beneficiary. As a result, except for claim interest, the Beneficiary generally should not be subject to federal income tax on the Death Benefit Proceeds.

Depending on the total amount of Premiums you pay or changes you make to the Policy, the Policy may be treated as a modified endowment contract (“MEC”) under federal tax laws. If a Policy is treated as a MEC, then Surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on the taxable portion of any Surrenders, partial withdrawals, and loans taken before you reach age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will not be treated as distributions unless Lapse occurs while a loan is outstanding. Finally, distributions and loans from a Policy that is not a MEC are not subject to the 10% penalty tax. It is not clear that we can take effective action in all possible circumstances to prevent a Policy from inadvertently being classified as a MEC.

See “Federal Tax Considerations.” You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Loan Risks

A Policy loan, whether or not repaid, will affect Policy Value over time because we subtract the amount of the loan from the Allocation Options as collateral and hold it in the Loan Account. This loan collateral does not participate in the investment performance of the Investment Accounts or receive the current interest rate credited to the Fixed Account.

We reduce the amount we pay on the death of the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy by the amount of any Outstanding Loan Amounts. A Policy loan will also reduce your Cash Surrender Value and thereby increase the risk of Lapse, particularly when the investment returns of the amounts remaining in the Investment Accounts are low. Any transfers made from the Investment Accounts and/or the Fixed Account as a result of unpaid interest charges will further increase this risk.

A loan may have tax consequences.

Portfolio Risks

A comprehensive discussion of the risks of each Portfolio may be found in each Portfolio’s respective prospectus. Please refer to the Portfolios’ prospectuses for more information.

4	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

FEE TABLE

The following tables describe the fees and expenses that an Owner will pay when buying, owning, and Surrendering the Policy. Certain of these fees and charges are payable only if you choose an optional Rider. If the amount of a charge varies depending on the individual characteristics of the Owner or Insureds, such as Issue Age, gender or Underwriting Class, the tables show the minimum and maximum possible charges as well as the charges for a typical Owner or Insureds. These minimum, maximum and typical charges may assist you in understanding the range of possible charges as well as the charge a typical Owner or Insureds may pay, but these charges may not be representative of the amount you actually pay. We may agree to your request to deduct Advisory Fees from your Policy pursuant to your independent agreement with a registered investment advisor, but such expenses are not reflected in the tables below; if they were, Policy Values shown would be lower.

TRANSACTION FEES

The following table describes the fees and expenses assessed when an owner submits a premium Surrenders the Policy, or transfers Policy Value among the Allocation Options. Please see “Charges and Deductions” section for more information, including the methods for deducting the amounts due.

		Amount Deducted
Charge	When charge is deducted	Maximum guaranteed charge	Current Charge
Regulatory Charge	Upon receipt of each Premium payment	1.50% to 5.00% depending on the state of issue	1.50% to 5.00% depending on the state of issue

Surrender Charge	Not Applicable	$0	$0

Transfer Charge*	Upon transfer	$25 per transfer	$0

*	We do not assess a transfer charge for the first 12 transfers each Policy Year. We do not currently charge for transfers, but we reserve the right to charge $25 for each transfer in excess of 12 in a Policy Year.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

The following table describes the fees and expenses that an Owner will pay periodically during the time he or she owns the Policy, not including the fees and expenses of the Portfolios.

Annualized Amount Deducted
Charge	When charge is deducted	Maximum guaranteed charge	Current Charge
Cost of Insurance:[1]

SINGLE LIFE POLICY

Base Policy Cost of Insurance (Rate per $1,000 of the Net Amount at Risk)	Monthly	Minimum $0.08 Maximum $1,000 Example[2] $1.94	Minimum $0.07 Maximum $1,000 Example[2] $1.17

LAST SURVIVOR POLICY

Base Policy Cost of Insurance (Rate per $1,000 of the Net Amount at Risk)	Monthly	Minimum $1.20 Maximum $1,000 Example[3] $1.20	Minimum $0.56 Maximum $1,000 Example[3] $0.62

[1]

The Cost of Insurance charges vary based on Issue Age, gender (in most states), Underwriting Class, Policy Year, Policy Value, death benefit option, Face Amount, and whether the Policy is a single life or last survivor Policy. The charge generally increases with the Insured’s Age(s). The Net Amount at Risk is equal to: the death benefit discounted for a month of guaranteed interest minus the Policy Value on the Monthly Charge Date. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your Policy’s data page will indicate the guaranteed cost of insurance rates applicable to your Policy, and more detailed information concerning your cost of insurance charges is discussed in the “Charges and Deductions—Monthly Charge” section of this prospectus and is available on request from our Administrative Office. Also, before you purchase the Policy, you may request personalized illustrations of hypothetical future benefits under the Policy based upon the Insureds’ ages and Underwriting Classes, the death benefit option, Face Amount, planned Premiums, and requested Riders.

[2]	Charge for a preferred non-tobacco underwriting risk Male insured with Issue Age of 46 and $750,000 of Face Amount, during the First Policy Year (Rate is per $1,000 of the Net Amount at Risk).

[3]

Charge for a preferred non-tobacco underwriting risk Male/Female couple with Issue Ages of 58 & 55 respectively, and $1.5 million of Face Amount, during the First Policy Year (Rate is per $1,000 of the Net Amount at Risk).

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	5

Annualized Amount Deducted
Charge	When charge is deducted	Maximum guaranteed charge	Current Charge
Administrative Charge

SINGLE LIFE POLICY	Monthly in Policy years 1-10	$0.65 per $1,000 of face amount coverage	$0.65 per $1,000 of face amount coverage

LAST SURVIVOR POLICY	Monthly in Policy Years 1-10	Older Insured Issue Ages 0-60: $1.20 per $1,000 of face amount coverage Older Insured Issue Ages 61-90: $1.45 per $1,000 of face amount coverage	Older Insured Issue Ages 0-60: $1.20 per $1,000 of face amount coverage Older Insured Issue Ages 61-90: $1.45 per $1,000 of face amount coverage

Mortality and Expense Risk Charge	Monthly, applied to total value in all Investment Accounts	0.90% for Policy years 1-10 0.24% for Policy years 21 and later

For Policy years 1-10:

•  0.90% if total value in all Investment Accounts is less than $100,000;

•  0.60% if total value in all Investment Accounts is from $100,000 to $500,000; and

•  0.24% if total value in all Investment Accounts is over $500,000.

•  0.24% for Policy years 21 and later

Loan Interest Charge	Accrues daily	Effective annual rate of 5.00%	Effective annual rate of 5.00%

Reinstatement Interest Charge	Upon reinstatement of a lapsed Policy	Effective annual rate of 6%, assessed against unpaid Monthly Charges from the date the Policy lapsed to the date it is reinstated.	Effective annual rate of 6%, assessed against unpaid Monthly Charges from the date the Policy lapsed to the date it is reinstated.

Optional Charges:[4]

Accelerated Death Benefit Charge	At the time the accelerated death benefit is paid	$200.[5] In addition, the proceeds of the accelerated death benefit are discounted for 1 year of interest equal to the yield on a 90-day Treasury bill on the date we approve your application.	$0. In addition, the proceeds of the accelerated death benefit are discounted for 1 year of interest equal to the yield on a 90-day Treasury bill on the date we approve your application.

Charitable Giving Benefit Rider		No Charge	No Charge

Overloan Protection Endorsement		No Charge[6]	No Charge[6]

Waiver of Monthly Charges Rider:

SINGLE LIFE POLICY	Monthly. (Rate is a percentage of the monthly COI deduction)	Minimum 3.00% Maximum 18.39% Example[3] 7.14%	Minimum 3.00% Maximum 18.39% Example[3] 7.14%

LAST SURVIVOR POLICY	Not Applicable	Not Applicable	Not Applicable

Policy Split Rider:

SINGLE LIFE POLICY	Not Applicable	Not Applicable	Not Applicable

LAST SURVIVOR POLICY		No Charge	No Charge

Estate Transfer Protection Rider:

SINGLE LIFE POLICY	Not Applicable	Not Applicable	Not Applicable

LAST SURVIVOR POLICY

Cost of Insurance[1]

(Rate per $1,000 of the Net Amount at Risk)	Monthly	Minimum $1.20 Maximum $1,000 Example[3] $1.20	Minimum $0.56 Maximum $1,000 Example[3] $0.62

[4]

These charges may vary based on the Issue Age(s) of the Insured(s), gender (in most states), Underwriting Class(es), Policy Value, Policy Year, Face Amount, death benefit option, Net Amount at Risk, and whether the Policy is a single life or last survivor Policy. The charges shown in the table may not be typical of the charges you will pay. Your Policy’s data page will indicate the guaranteed charges applicable to your Policy, and more detailed information concerning your charges is available upon request from our Administrative Office.

6	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

[5]	This amount may be lower depending on the laws of your state.

[6]	There is no specific charge but the Policy Value will be reduced when the Overloan conditions are met.

ANNUAL PORTFOLIO OPERATING EXPENSES:

The following table shows the minimum and maximum total operating expenses charged by the currently available Portfolios that you may pay periodically during the time you own the Policy, both before and after any contractual fee waivers or reimbursements. These are based on the management fees, distribution (Rule 12b-1) fees, and other expenses charged by the Portfolios during the fiscal year ended December 31, 2018. Expenses of the Portfolios may be higher or lower in the future. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

	Minimum	Maximum
Gross Total Annual Portfolio Operating Expenses (before any contractual waivers or reimbursements) (expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses)	0.12%	1.49%
Net Total Annual Portfolio Operating Expenses (net of any contractual waivers or reimbursements) (expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses)[1]	0.09%	1.49%

[1]

Certain of the Portfolios have entered into contractual expense waiver or reimbursement arrangements that reduce Portfolio expenses during the period of the arrangement. These arrangements vary in length, and are in place at least through April 30, 2019. More detail concerning the Portfolios’ contractual waivers and reimbursements can be found in the footnotes accompanying the next table.

The following table shows the fees (including management fees, distribution (Rule 12b-1) fees, and other expenses) charged by each Portfolio as a percentage of average daily net assets for the fiscal year ended December 31, 2018. Portfolio expenses are not fixed or specified under the terms of the Poly, and may change periodically.

Portfolio	Management Fees	Distribution (12b-1) or Service Fees[1]	Other Expenses	Acquired Fund Fees and Expenses[2]	Gross Total Annual Portfolio Operating Expenses	Contractual Fee Waivers and Reimbursements	Net Total Annual Portfolio Operating Expenses

TIAA-CREF Life Balanced Fund[3]	0.10%	0.00%	0.13%	0.41%	0.64%	0.13%	0.51%

TIAA-CREF Life Bond Fund[4]	0.30%	0.00%	0.06%	0.00%	0.36%	0.01%	0.35%

TIAA-CREF Life Growth Equity Fund[5]	0.45%	0.00%	0.14%	0.00%	0.59%	0.07%	0.52%

TIAA-CREF Life Growth & Income Fund[5]	0.45%	0.00%	0.13%	0.00%	0.58%	0.06%	0.52%

TIAA-CREF Life International Equity Fund[6]	0.50%	0.00%	0.20%	0.00%	0.70%	0.10%	0.60%

TIAA-CREF Life Large-Cap Value Fund[5]	0.45%	0.00%	0.18%	0.00%	0.63%	0.11%	0.52%

TIAA-CREF Life Money Market Fund[7]	0.10%	0.00%	0.16%	0.00%	0.26%	0.11%	0.15%

TIAA-CREF Life Real Estate Securities Fund[8]	0.50%	0.00%	0.16%	0.00%	0.66%	0.09%	0.57%

TIAA-CREF Life Small-Cap Equity Fund[9]	0.46%	0.00%	0.25%	0.00%	0.71%	0.18%	0.53%

TIAA-CREF Life Social Choice Equity Fund[10]	0.15%	0.00%	0.18%	0.00%	0.33%	0.11%	0.22%

TIAA-CREF Life Stock Index Fund[11]	0.06%	0.00%	0.06%	0.00%	0.12%	0.03%	0.09%

Credit Suisse Trust Commodity Return Strategy Portfolio[12,13]	0.59%	0.25%	0.24%	0.00%	1.08%	0.03%	1.05%

Delaware VIP Diversified Income Series—Standard Class	0.58%	0.00%	0.08%	0.00%	0.66%	0.00%	0.66%

Delaware VIP International Value Equity Series—Standard Class[14]	0.85%	0.00%	0.21%	0.00%	1.06%	0.02%	1.04%

Delaware VIP Small Cap Value Series—Standard Class	0.71%	0.00%	0.07%	0.00%	0.78%	0.00%	0.78%

DFA Equity Allocation Portfolio[14,16]	0.30%	0.00%	0.11%	0.26%	0.67%	0.27%	0.40%

DFA VA Global Bond Portfolio	0.22%	0.00%	0.02%	0.00%	0.24%	0.00%	0.24%

DFA VA Global Moderate Allocation Portfolio[16]	0.25%	0.00%	0.02%	0.24%	0.51%	0.11%	0.40%

DFA VA International Small Portfolio	0.50%	0.00%	0.07%	0.00%	0.57%	0.00%	0.57%

DFA VA International Value Portfolio	0.40%	0.00%	0.04%	0.00%	0.44%	0.00%	0.44%

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	7

Portfolio	Management Fees	Distribution (12b-1) or Service Fees[1]	Other Expenses	Acquired Fund Fees and Expenses[2]	Gross Total Annual Portfolio Operating Expenses	Contractual Fee Waivers and Reimbursements	Net Total Annual Portfolio Operating Expenses

DFA VA Short-Term Fixed Portfolio	0.25%	0.00%	0.02%	0.00%	0.27%	0.00%	0.27%

DFA VA US Large Value Portfolio	0.25%	0.00%	0.02%	0.00%	0.27%	0.00%	0.27%

DFA VA US Targeted Value Portfolio	0.35%	0.00%	0.02%	0.00%	0.37%	0.00%	0.37%

DFA VIT Inflation Protected Securities Portfolio[15]	0.10%	0.00%	0.02%	0.03%	0.15%	0.00%	0.15%

Franklin Income VIP Fund—Class 1[16,17]	0.45%	0.00%	0.02%	0.02%	0.49%	0.02%	0.47%

Franklin Small-Mid Cap Growth VIP Fund—Class 1[17]	0.80%	0.00%	0.05%	0.01%	0.86%	0.01%	0.85%

Franklin Mutual Shares VIP Fund—Class 1	0.69%	0.00%	0.03%	0.00%	0.72%	0.00%	0.72%

Templeton Developing Markets VIP Fund—Class 1[18,19]	1.05%	0.00%	0.12%	0.00%	1.17%	0.01%	1.16%

VY® Clarion Global Real Estate Portfolio—Class 1[20]	0.89%	0.00%	0.08%	0.00%	0.97%	0.08%	0.89%

Janus Henderson Forty Portfolio[21]	0.72%	0.00%	0.10%	0.00%	0.82%	0.00%	0.82%

Janus Henderson Mid Cap Value Portfolio[21,22]	0.56%	0.00%	0.14%	0.00%	0.70%	0.00%	0.70%

John Hancock Emerging Markets Value Trust	0.95%	0.00%	0.12%	0.00%	1.07%	0.00%	1.07%

Prudential Series Fund—Jennison 20/20 Focus Portfolio—Class II	0.75%	0.25%	0.27%	0.00%	1.27%	0.00%	1.27%

Prudential Series Fund—Natural Resources Portfolio—Class II23	0.45%	0.25%	0.23%	0.01%	0.94%	0.01%	0.93%

Prudential Series Fund—Value Portfolio—Class II	0.40%	0.25%	0.18%	0.00%	0.83%	0.00%	0.83%

ClearBridge Variable Aggressive Growth Portfolio—Class I24	0.75%	0.00%	0.04%	0.00%	0.79%	0.00%	0.79%

Western Asset Variable Global High Yield Bond Portfolio—Class I24	0.70%	0.00%	0.12%	0.01%	0.83%	0.00%	0.83%

ClearBridge Variable Small Cap Growth Portfolio—Class I	0.75%	0.00%	0.07%	0.00%	0.82%	0.00%	0.82%

Matson Money U.S. Equity VI Portfolio	0.50%	0.00%	0.23%	0.30%	1.03%	0.00%	1.03%

Matson Money International Equity VI Portfolio[25]	0.50%	0.00%	0.29%	0.48%	1.27%	0.00%	1.27%

Matson Money Fixed Income VI Portfolio[25]	0.50%	0.00%	0.21%	0.17%	0.88%	0.00%	0.88%

MFS Growth Series—Initial Class	0.71%	0.00%	0.05%	0.00%	0.76%	0.00%	0.76%

MFS Global Equity Series—Initial Class[26]	0.90%	0.00%	0.26%	0.00%	1.16%	0.19%	0.97%

MFS Massachusetts Investors Growth Stock Portfolio—Initial Class	0.75%	0.00%	0.06%	0.00%	0.81%	0.00%	0.81%

MFS Utilities Series—Initial Class	0.73%	0.00%	0.07%	0.00%	0.80%	0.00%	0.80%

Neuberger Berman Advisers Management Trust Large Cap Value Portfolio—I Class	0.85%	0.00%	0.26%	0.01%	1.12%	0.00%	1.12%

Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio—I Class	0.85%	0.00%	0.15%	0.00%	1.00%	0.00%	1.00%

PIMCO VIT All Asset Portfolio—Institutional Class[27,28,29]	0.425%	0.00%	0.00%	0.85%	1.275%	0.11%	1.165%

PIMCO VIT Commodity Real Return Strategy Portfolio—Institutional Class[28,30]	0.74%	0.00%	0.51%	0.14%	1.39%	0.14%	1.25%

PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class	0.85%	0.00%	0.00%	0.00%	0.85%	0.00%	0.85%

PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Institutional Class[30]	0.75%	0.00%	0.06%	0.00%	0.81%	0.00%	0.81%

PIMCO VIT Real Return Portfolio—Institutional Class[31]	0.50%	0.00%	0.39%	0.00%	0.89%	0.00%	0.89%

PVC Equity Income Account—Class 1	0.49%	0.00%	0.01%	0.00%	0.50%	0.00%	0.50%

8	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

Portfolio	Management Fees	Distribution (12b-1) or Service Fees[1]	Other Expenses	Acquired Fund Fees and Expenses[2]	Gross Total Annual Portfolio Operating Expenses	Contractual Fee Waivers and Reimbursements	Net Total Annual Portfolio Operating Expenses

Royce Capital Fund Micro-Cap Portfolio—Investment Class[32,34]	1.25%	0.00%	0.13%	0.09%	1.47%	0.05%	1.42%

Royce Capital Fund Small-Cap Portfolio—Investment Class[33]	1.00%	0.00%	0.11%	0.00%	1.11%	0.03%	1.08%

T. Rowe Price® Health Sciences Portfolio I	0.95%	0.00%	0.00%	0.00%	0.95%	0.00%	0.95%

T. Rowe Price® Limited-Term Bond Portfolio	0.70%	0.00%	0.00%	0.00%	0.70%	0.00%	0.70%

Vanguard VIF Capital Growth Portfolio	0.34%	0.00%	0.02%	0.00%	0.36%	0.00%	0.36%

Vanguard VIF Equity Index Portfolio	0.13%	0.00%	0.02%	0.00%	0.15%	0.00%	0.15%

Vanguard VIF High-Yield Bond Portfolio	0.25%	0.00%	0.03%	0.00%	0.28%	0.00%	0.28%

Vanguard VIF Mid-Cap Index Portfolio	0.16%	0.00%	0.03%	0.00%	0.19%	0.00%	0.19%

Vanguard VIF Real Estate Index Portfolio	0.24%	0.00%	0.03%	0.00%	0.27%	0.00%	0.27%

Vanguard VIF Small Company Growth Portfolio	0.31%	0.00%	0.03%	0.00%	0.34%	0.00%	0.34%

Vanguard VIF Total Bond Market Index Portfolio	0.12%	0.00%	0.03%	0.00%	0.15%	0.00%	0.15%

Wanger International[35,36]	0.94%	0.00%	0.26%	0.00%	1.20%	0.05%	1.15%

Wanger Select[35,37,38]	0.80%	0.00%	0.32%	0.00%	1.12%	0.28%	0.84%

Wanger USA[35,39,40]	0.87%	0.00%	0.20%	0.01%	1.08%	0.04%	1.04%

[1]	Because the 12b-1 fee is charged as an ongoing fee, over time the fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

[2]

“Acquired Fund Fees and Expenses” are the Fund’s proportionate amount of the expenses of any investment companies or pools in which the Fund invests. These expenses are not paid directly by Fund shareholders. Instead, Fund shareholders bear these expenses indirectly as a result of the Fund’s investments. Because “Acquired Fund Fees and Expenses” are included in the chart above, the Fund’s operating expenses here will not correlate with the expenses included in the Financial Highlights in this Prospectus and the Fund’s annual report.

[3]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired Fund fees and expenses and extraordinary expenses) that exceed 0.10% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2019, unless changed with approval of the Board of Trustees.

[4]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed 0.35% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2019, unless changed with approval of the Board of Trustees.

[5]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed 0.52% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2019, unless changed with approval of the Board of Trustees.

[6]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed 0.60% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2019, unless changed with approval of the Board of Trustees.

[7]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed 0.15% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2019, unless changed with approval of the Board of Trustees.

[8]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed 0.57% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2019, unless changed with approval of the Board of Trustees.

[9]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed 0.53% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2019, unless changed with approval of the Board of Trustees.

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	9

[10]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed 0.22% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2019, unless changed with approval of the Board of Trustees.

[11]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed 0.09% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2019, unless changed with approval of the Board of Trustees.

[12]

The portfolio invests in Credit Suisse Cayman Commodity Fund II, Ltd., a wholly-owned subsidiary of the portfolio organized under the laws of the Cayman Islands (the “Subsidiary”). “Other Expenses” include expenses of both the portfolio and the Subsidiary.

[13]

Credit Suisse Trust (the “Trust”) and Credit Suisse Asset Management, LLC (“Credit Suisse”) have entered into a written contract limiting operating expenses to 1.05% of the portfolio’s average daily net assets at least through May 1, 2019. This limit excludes certain expenses, including interest charges on fund borrowings, taxes, brokerage commissions, dealer spreads and other transaction charges, expenditures that are capitalized in accordance with generally accepted accounting principles, acquired fund fees and expenses, short sale dividends, and extraordinary expenses (e.g., litigation and indemnification and any other costs and expenses that may be approved by the Board of Trustees). The Trust is authorized to reimburse Credit Suisse for management fees previously limited and/or for expenses previously paid by Credit Suisse, provided, however, that any reimbursements must be paid at a date not more than three years after the end of the fiscal year during which such fees were limited or expenses were paid by Credit Suisse and the reimbursements do not cause the portfolio to exceed the expense limitation in the contract at the time the fees were limited or expenses were paid. This contract may not be terminated before May 1, 2019.

[14]

The Series’ investment manager, Delaware Management Company (Manager), has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale and dividend interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations) in order to prevent total annual series operating expenses from exceeding 1.04% of the Series’ average daily net assets from May 1, 2018 through May 1, 2019.

[15]	The VA Equity Allocation Portfolio is a new portfolio, so the “Other Expenses” and “Acquired Fund Fees and Expenses” shown are based on anticipated fees and expenses for the first full fiscal year.

[16]

The Adviser has agreed to waive certain fees and in certain instances, assume certain expenses of the Portfolio. The Fee Waiver Agreement for the Portfolio will remain in effect through February 28, 2019, and may only be terminated by the Fund’s Board of Directors prior to that date. Under certain circumstances, the Adviser retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed up to thirty-six months after such fee waiver and/or expense assumption.

[17]

The investment manager has contractually agreed in advance to reduce its fees as a result of the fund’s investment in a Franklin Templeton money market fund (the “acquired fund”) for the next 12 month period.

[18]

The fund’s administrator has contractually agreed to waive or assume certain expenses of the fund so that common expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses, and certain non-routine expenses) do not exceed 0.10% until April 30, 2019. The fund does not pay management fees but will indirectly bear its proportionate share of any management fees and other expenses paid by the underlying funds (or “acquired funds”) in which it invests. Acquired funds’ estimated fees and expenses are based on the acquired funds’ annualized expenses.

[19]	Restated to reflect reduction in management fee planned to be effective May 1, 2018.

[20]

The adviser is contractually obligated to limit expenses to 1.50%, 0.90%, 1.15%, and 1.30% for Class ADV, Class I, Class S, and Class S2 shares, respectively, through May 1, 2019. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. This limitation is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement. The adviser is contractually obligated to waive a portion of the management fee through May 1, 2019. The management fee waiver for the Portfolio is an estimated 0.01%. Termination or modification of these obligations requires approval by the Portfolio’s board.

[21]

The Portfolio pays an investment advisory fee rate that adjusts up or down by a variable of up to 0.15% (assuming constant assets) on a monthly basis based upon the Portfolio’s performance relative to its benchmark index during a measurement period.

[22]

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse Portfolio expenses to the extent that the Portfolio’s total annual fund operating expenses (excluding any applicable performance adjustments to management fees, transfer agent fees and expenses payable pursuant to the Transfer Agency Agreement, brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed a certain limit until at least May 1, 2019. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

[23]

PSF Natural Resources Portfolio: The Manager has contractually agreed to waive 0.008% of its investment management fee through June 30, 2019. This arrangement may not be terminated or modified prior to June 30, 2019 without the prior approval of the Trust’s Board of Trustees.

[24]

Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights tables in the fund’s Prospectus and in the fund’s shareholder reports because the ratios in the financial highlights tables reflect the fund’s operating expenses and do not include acquired fund fees and expenses.

[25]

Acquired Fund Fees and Expenses are indirect fees and expenses that the Fund incurs from investing in the shares of other mutual funds, including money market funds and exchange traded funds. Please note that the amount of Total Annual Fund Operating Expenses shown in the above table will differ from the “Financial Highlights” section of the Prospectus, which reflects the operating expenses of the Fund and does not include indirect expenses such as Acquired Fund Fees and Expenses.

10	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

[26]

Massachusetts Financial Services Company has agreed in writing to bear the fund’s expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the class’ investment activity), such that “Total Annual Fund Operating Expenses” do not exceed 0.97% of the fund’s average daily net assets annually for Initial Class shares. This written agreement will continue until modified by the fund’s Board of Trustees, but such agreement will continue until at least April 30, 2019.

[27]

PIMCO has contractually agreed, through May 1, 2019, to reduce its advisory fee to the extent that the Underlying PIMCO Fund Expenses attributable to advisory and supervisory and administrative fees exceed 0.64% of the total assets invested in Underlying PIMCO Funds. PIMCO may recoup these waivers in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. The fee reduction is implemented based on a calculation of Underlying PIMCO Fund Expenses attributable to advisory and supervisory and administrative fees that is different from the calculation of Acquired Fund Fees and Expenses listed in the table above.

[28]

Other Expenses” include interest expense of 0.51%. Interest expense is borne by the Portfolio separately from the management fees paid to PIMCO. Excluding interest expense, Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense reimbursement are 0.89%, 0.99%, 0.74% and 1.19% for Administrative Class, Advisor Class, Institutional Class and Class M shares, respectively.

[29]

PIMCO has contractually agreed to waive the Portfolio’s advisory fee and the supervisory and administrative fee in an amount equal to the management fee and administrative services fee, respectively, paid by the PIMCO Cayman Commodity Portfolio I Ltd. (the “CRRS Subsidiary”) to PIMCO. The CRRS Subsidiary pays PIMCO a management fee and an administrative services fee at the annual rates of 0.49% and 0.20%, respectively, of its net assets. This waiver may not be terminated by PIMCO and will remain in effect for as long as PIMCO’s contract with the CRRS Subsidiary is in place.

[30]

Other Expenses” include interest expense of 0.06%. Interest expense is borne by the Portfolio separately from the management fees paid to PIMCO. Excluding interest expense, Total Annual Portfolio Operating Expenses are 0.90%, 1.00% and 0.75% for Administrative Class, Advisor Class and Institutional Class shares, respectively.

[31]

Other Expenses” include interest expense of 0.39%. Interest expense is borne by the Portfolio separately from the management fees paid to PIMCO. Excluding interest expense, Total Annual Portfolio Operating Expenses excluding interest expense is 0.65%, 0.75% and 0.50% for the Administrative Class, Advisor Class and Institutional Class shares, respectively.

[32]

Royce has contractually agreed, without right of termination, to waive fees and/or reimburse expenses to the extent necessary to maintain the net annual operating expenses of Royce Micro-Cap Portfolio’s Service Class and Investment Class (excluding brokerage commissions, taxes, interest, litigation expenses, acquired fund fees and expenses, and other expenses not borne in the ordinary course of business) at or below 1.58% and 1.33%, respectively, through April 30, 2019.

[33]

Royce has contractually agreed, without right of termination, to waive fees and/or reimburse expenses to the extent necessary to maintain the net annual operating expenses of Royce Small-Cap Portfolio’s Investment and Service Class (excluding brokerage commissions, taxes, interest, litigation expenses, acquired fund fees and expenses, and other expenses not borne in the ordinary course of business) at or below 1.33% and 1.08%, respectively, through April 30, 2019.

[34]

Total annual Fund operating expenses may differ from the expense ratio in the Fund’s Financial Highlights because they include only the Fund’s direct operating expenses and do not include acquired fund fees and expenses, which reflect the estimated amount of the fees and expenses incurred indirectly by the Fund through its investments in mutual funds, hedge funds, private equity funds and other investment companies.

[35]	Other expenses have been restated to reflect current fees paid by the Fund.

[36]

The Fund’s transfer agent, Columbia Management Investment Services Corp. (the Transfer Agent), has contractually agreed to waive a portion of the fee payable by the Fund (Service Fee) such that (i) through June 30, 2018, the Service Fee paid by the Fund does not exceed 0.00% of the Fund’s average daily net assets and (ii) from July 1, 2018 through June 30, 2019, the annual Service Fee paid by the Fund does not exceed 0.03% of the Fund’s average daily net assets, as reflected in the table.

[37]

The Fund’s transfer agent, Columbia Management Investment Services Corp. (the Transfer Agent), has contractually agreed to waive a portion of the fee payable by the Fund (Service Fee) such that (i) through June 30, 2018, the Service Fee paid by the Fund does not exceed 0.00% of the Fund’s average daily net assets and (ii) from July 1, 2018 through June 30, 2019, the annual Service Fee paid by the Fund does not exceed 0.07% of the Fund’s average daily net assets, as reflected in the table

[38]

Columbia Wanger Asset Management, LLC (the Investment Manager) has contractually agreed to waive 0.20% of the advisory fee otherwise payable to it by the Fund through April 30, 2019. This arrangement may only be amended or terminated with approval from the Fund’s Board of Trustees and the Investment Manager.

[39]

Total annual Fund operating expenses” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies) and may be higher than “Total Net Expenses” shown in the Financial Highlights section of this prospectus because “Total Net Expenses” do not include acquired fund fees and expenses.

[40]

The Fund’s transfer agent, Columbia Management Investment Services Corp. (the Transfer Agent), has contractually agreed to waive a portion of the fee payable by the Fund (Service Fee) such that (i) through June 30, 2018, the Service Fee paid by the Fund does not exceed 0.00% of the Fund’s average daily net assets and (ii) from July 1, 2018 through June 30, 2019, the annual Service Fee paid by the Fund does not exceed 0.04% of the Fund’s average daily net assets, as reflected in the table.

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	11

THE POLICY

PURCHASING A POLICY

To purchase a Policy, you must submit a completed application to us, in Good Order, at our Administrative Office. The minimum Face Amount is generally $250,000 for last survivor policies and $100,000 for single life policies. At our option, we may have different minimum Face Amounts for certain classes of Policies.

Generally, the Policy is available for Insureds between Issue Ages 0–90. Issue Ages may vary by state. Please call the Administrative Office for details. We can provide you with details as to our underwriting standards when you apply for a Policy. We reserve the right to modify our underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

If your application is incomplete and we do not receive the necessary information and signed application in Good Order within five business days of our receipt of the initial premium, we will return the initial premium at that time unless you provide us specific consent to retain the initial premium until your application is complete and in Good Order. In addition, it is also possible that if we are unable to reach you to obtain additional or missing information relating to incomplete applications, or transaction requests that are not in Good Order, the transaction may be cancelled.

We will notify you when our underwriting process has been completed. The minimum first Premium may not be paid and insurance coverage will not take effect prior to that time.

REPLACING EXISTING INSURANCE

It may not be in your best interest to Surrender, Lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a Surrender charge on your existing insurance. If you are planning to fund the Policy with a 1035 exchange, you should talk to your financial professional and/or tax adviser to make sure the exchange will be tax free. If you Surrender your existing policy for cash and then buy the Policy, you may have to pay tax, including possibly a 10% penalty tax, on the Surrender. If you transfer to us a policy you wish to exchange for our Policy, we will not issue the Policy until we have received an initial Premium or the 1035 Exchange proceeds from your existing insurance company and the issuance of the Policy may therefore be subject to delay.

WHEN INSURANCE COVERAGE TAKES EFFECT

Insurance coverage under the Policy will take effect only if the proposed Insured on a single life Policy is or both the proposed Insureds on a last survivor Policy are alive and in the same condition of health as described in the application when we deliver the Policy to you, and if the minimum first Premium has been paid. We begin to deduct Monthly Charges from your Policy Value on the Policy Date.

RIGHT TO CANCEL

You may cancel a Policy during the Right to Cancel Period by providing a cancellation request in Good Order and returning the Policy to us. The Right to Cancel Period begins when you receive the Policy and generally expires after a period determined under state law. The length of the right to cancel period may also vary depending on whether the policy was purchased to replace another policy. The minimum Right to Cancel Period is 10 days. If you decide to cancel the Policy during the Right to Cancel Period, we will treat the Policy as if we never issued it. Within 7 days after we receive the returned Policy, we will refund an amount equal to the sum of:

•	The Policy Value as of the end of the Business Day we receive the returned Policy, plus

•	Any Monthly Charges charged against the Policy Value, plus

•	An amount reflecting any other charges deducted under the Policy.

Where state law requires, the refund will equal all payments you made. Cancellation of a contract may have tax consequences.

OWNERSHIP AND BENEFICIARY RIGHTS

The Policy belongs to the Owner named in the application. While an Insured is alive, the Owner may exercise all of the rights and options described in the Policy. On a single life Policy, the Owner is the Insured unless the application specifies a different person as the Owner or the Owner is changed thereafter. On a last survivor Policy, both Insureds own the Policy unless the application specifies a different person as the Owner or the Owner is changed thereafter. If the Owner is not an Insured and dies before the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy, ownership of the Policy will pass to the next named Owner then living, or if no Owner is living, to the Owner’s estate. To the extent permitted by law, Policy benefits are not subject to any legal process for the payment of any claim against the payee, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment). If a joint Owner has been named and both Owners are living, authorization from both Owners is required for changes and transactions other than the allocation of Premiums. All reference herein to Owner shall be read as applying to single or joint Owners.

The Owner may, subject to certain restrictions, exercise certain rights including selecting and changing the Beneficiary, changing the Owner, and assigning the Policy. We reserve the right to reject assignments that we reasonably

12	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

believe are intended to develop a secondary market for the Policy, such as selling the Policy to a ‘factoring company’ that pays a discounted lump sum in return for assignments of future death benefits. We will report sales of life insurance policies to investors, both foreign and domestic, to the IRS in accordance with their reporting requirements.

Changing the Owner and assigning the Policy may have tax consequences. The principal right of the Beneficiary is the right to receive the Death Benefit Proceeds under the Policy.

MODIFYING THE POLICY

Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by our president, a vice president, or our secretary. Upon notice to you, we may modify the Policy:

•

to conform the Policy, our operations, or the Separate Account’s operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our Company, or the Separate Account is subject;

•	to assure continued qualification of the Policy as a life insurance contract under federal tax laws; or

•	to reflect a change in the Separate Account’s operation.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that governs the Policy, we reserve the right to amend the provision to conform with these laws. Any material change to the Policy must be approved by the State Insurance Department of each state where the Policy is made available. Any resulting change to this prospectus must be filed with the SEC prior to use.

PREMIUMS

MINIMUM FIRST PREMIUM

The minimum first Premium is due on or before the Policy Issue Date. No insurance will take effect until the minimum first Premium is paid, and the health and other conditions of the Insured(s) described in the application must not have changed. The minimum first Premium is $50.

PREMIUM FLEXIBILITY

When you apply for a Policy, you will elect a payment schedule for Premiums that is on a monthly, quarterly, semiannual, annual, or single-sum basis. You are not required to pay Premiums according to that (or any) schedule. However, you may greatly increase your risk of Lapse if you do not regularly pay Premiums because the Policy Value may not be sufficient to cover the Monthly Charges when due.

You have flexibility to determine the frequency and the amount of the Premiums you pay, and you can change the planned periodic Premium schedule at any time. If you are submitting a Premium payment pursuant to a Premium reminder notice, the address for payment will be enclosed with the notice. You may also send your Premium payments to our Administrative Office. If you have an outstanding Policy loan, we will credit all payments you send to us as Premium payments unless you provide a request in Good Order for the payments to be applied as loan repayments. You may also choose to have Premium payments automatically deducted periodically from your bank account under the automatic payment plan. Payment of the planned Premiums or any other level of Premiums does not guarantee that the Policy will not Lapse. See “Policy Lapse and Reinstatement.”

You may not pay any Premiums after the Policy’s Final Policy Date. You may not pay Premiums less than $50, and we reserve the right to limit total Premiums allocated to the Fixed Account under a Policy to $500,000 a Policy Year. Note that we cannot accept cash, virtual currency (such as Bitcoin), money orders or travelers’ checks In addition, we will not accept a third-party check where the relationship of the payer to the Owner cannot be identified from the face of the check.

Any time you submit a Premium payment that may impact the status of your contract, we will or have the right to hold, limit, or refund all or part of your Premium payment until we receive sufficient instructions or if required, evidence of insurability. These situations include but are not limited to:

•	The Premium would disqualify the Policy as a life insurance contract under the Code;

•	The Premium would cause the Policy to become a MEC under the Code and you have not consented in writing to your Policy becoming a MEC; or

•

The Premium would cause an immediate increase in the death benefit as a result of Section 7702 of the Code— the section of the Code that defines life insurance (unless you provide us with satisfactory evidence of insurability).

You can stop paying Premiums at any time and your Policy will continue in force until the earliest of the date when either: (1) the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy dies; (2) the Grace Period ends without a sufficient payment (see “Policy Lapse and Reinstatement”); or (3) we receive a request in Good Order to Surrender the Policy.

PREMIUM LIMITATIONS

If the Guideline Premium Test is used to determine whether the Policy qualifies as life insurance under the Code, total Premium payments must not exceed certain stated limits—the “guideline premium” amount. We have established procedures to monitor whether aggregate Premiums paid under a Guideline Premium Test Policy exceed those limits. If we became aware that a Premium payment would result in total Premiums exceeding these limits, we will accept only that portion of the Premium that

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	13

would make total Premiums equal the guideline premium amount. We will not refund any Premium necessary to keep the Policy in force.

The maximum Premium limitations set forth in the Code depend in part upon the amount of the death benefit at any time. As a result, any Policy changes that affect the amount of the death benefit may affect whether cumulative Premiums paid under the Policy exceed the maximum Premium limitations. Premiums may be limited after the Insured’s (for a single life Policy) or the younger Insured’s (for a last survivor Policy) age 100. See “Choice of Tax Test” for more information regarding the Guideline Premium Test.

Modified Endowment Contracts (“MECs”). MECs are policies funded to develop rapid Policy Value growth. MEC status is determined using the rules and assumptions provided in Code section 7702A. Policy loans, Surrenders, and partial withdrawals from life insurance policies that are MECs are taxed less favorably than from policies that are not classified as MECs.

Prior to the Policy Date, if we find that your planned periodic Premium would cause your Policy to become a MEC, we will notify you and request further instructions. If you do not want your Policy to become a MEC, you may reduce your planned periodic Premium to a level that does not cause your Policy to become a MEC.

After the Policy Date, if we discover that you have made a Premium payment that would cause your Policy to become a MEC, we will place in a suspense account the amount of excess Premium that would cause the Policy to become a MEC. We will not apply this amount to your Policy unless and until you acknowledge in writing that you know that the Policy will become a MEC and that you nevertheless wish us to apply this amount to your Policy. We will not honor your instructions regarding withdrawals, reinstatements, changes in death benefit options or changes in Face Amounts if any such action would result in the Policy becoming a MEC until you acknowledge in writing that you know that the Policy will become a MEC and that you nevertheless wish us to take such action. If your policy inadvertently becomes a MEC, we may attempt to return it to non-MEC status, but we may not be able to take effective action in all possible circumstances to prevent a Policy from being classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax adviser to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC. See “Federal Tax Considerations—Tax Treatment of Policy Benefits—Modified Endowment Contracts.”

Exchanges from a Prior Life Policy. We may accept as part of your first Premium, money from another life insurance policy that qualifies for a tax-free exchange under Section 1035 of the Code, contingent upon receipt of the cash from that contract. Not all policy exchanges qualify for tax- free exchange treatment. Contract exchanges may have tax consequences. See “Federal Tax Considerations.”

ALLOCATING PREMIUMS

When you apply for a Policy, you must instruct us on the application form to allocate your Net Premium to one or more Allocation Options according to the following rules:

•	Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

•

We will allocate the Net Premium based on the price determined at the end of the Business Day we are deemed to receive it at our Administrative Office according to your current Premium allocation instructions.

•

You can change the allocation instructions for additional Net Premiums without charge by providing us with a request in Good Order. Any change in allocation instructions will be effective at the end of the Business Day we receive your request.

Unless you provide instructions indicating otherwise, we deduct Monthly Charges from the Fixed Account first, and then pro rata from the Investment Accounts (see “Monthly Charge”).

Investment returns from amounts allocated to the Investment Accounts will vary with the investment performance of these Investment Accounts and will be reduced by Policy charges. You bear the entire investment risk for amounts you allocate to the Investment Accounts. You should periodically review your allocation schedule in light of market conditions and your overall financial objectives.

DELAY IN ALLOCATIONS

Some states require us to refund all payments if you return your Policy during the Right to Cancel Period. In those states, where you have instructed that all or a portion of the Net Premium be allocated to one or more Investment Accounts, we will allocate that amount to the Investment Account that invests in the TIAA-CREF Life Money Market Fund (the “Money Market Account”). We will allocate the remaining portion of your Net Premium (if any) to the Fixed Account. Following the end of the Right to Cancel Period, we will allocate that Policy Value in the Money Market Account among the Investment Accounts as indicated in your current Premium allocation instructions. If the Right to Cancel Period ends on a non-Business Day, we will allocate Policy Value among the Investment Accounts using Unit values as of the immediately preceding Business Day. We invest all Net Premiums paid thereafter based on the allocation percentages then in effect. Our procedures should result in delivery of your Policy on the second day after we issue it, so, we begin measuring the Right to Cancel period two days after we issue your Policy.

VALUATIONS

POLICY VALUE

The Policy Value serves as the starting point for calculating important values under a Policy, such as the Cash

14	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

Surrender Value and, in some cases, the death benefit. The Policy Value varies from day to day depending on factors such as the amount and timing of your Premium payment, the performance of the Investment Accounts you have chosen, the interest rates of the Fixed Account and Loan Account, Policy charges, how much you have borrowed or withdrawn and the level of Policy and Rider benefits. We do not guarantee a minimum Policy Value.

Policy Value:

•	Equals the sum of all values in the Fixed Account, the Loan Account and in each Investment Account;

•	is determined first on the Policy Date and then on each date thereafter; and

•	has no guaranteed minimum amount and may be more or less than Premiums paid.

CASH SURRENDER VALUE

The Cash Surrender Value is the amount we pay to you when you Surrender your Policy. We determine the Cash Surrender Value as of the end of the Business Day when we receive, in Good Order, your requestto Surrender.

Cash Surrender Value at the end of any day equals:

•	the Policy Value as of such date; minus any Outstanding Loan Amount.

INVESTMENT ACCOUNT VALUE

At the end of any Business Day, the Investment Account value is equal to the number of Units in each Investment Account attributable to the Policy multiplied by the Unit value for that Investment Account.

The Number of Units in any Investment Account at the end of any day equals:

•	Units purchased with Net Premiums; plus

•	Units purchased via transfers from another Investment Account, the Fixed Account, or the Loan Account; minus

•	Units redeemed to pay for Monthly Charges; minus

•	Units redeemed to pay for partial withdrawals; minus

•	Units redeemed to pay transfer charges or any other charges incurred in connection with the exercise of rights under the Policy; minus

•	Units redeemed as part of a transfer to another Investment Account, the Fixed Account, or the Loan Account; minus

•	Units redeemed for any applicable Advisory Fees.

Every time you allocate or transfer money to or from an Investment Account, we convert that dollar amount into Units. We determine the number of Units we credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the Unit value for that Investment Account at the end of the Business Day.

UNIT VALUE

We determine a Unit value for each Investment Account to reflect how investment performance affects the Policy Value. Unit values will vary among Investment Accounts. The Unit value may increase or decrease from one Business Day to the next.

The Unit value of any Investment Account at the end of any Business Day equals:

•	the Unit value of the Investment Account on the immediately preceding Business Day; multiplied by

•	the net investment factor for that Investment Account on that Business Day.

The net investment factor:

•	measures the investment performance of an Investment Account from one Business Day to the next;

•	increases to reflect investment income and capital gains (realized and unrealized) for the shares of the underlying Portfolio;

•	decreases to reflect any capital losses (realized and unrealized) for the shares of the underlying Portfolio, as well as the underlying Portfolio expenses.

Unit values on any non-Business Day are determined using the Unit values as of the most recent prior Business Day.

FIXED ACCOUNT VALUE

The Fixed Account value at the end of any day is equal to:

•	the Net Premium(s) allocated to the Fixed Account; plus

•	any amounts transferred to the Fixed Account (including amounts transferred from the Loan Account); plus

•	interest credited to the Fixed Account; minus

•	amounts deducted from the Fixed Account to pay for Monthly Charges; minus

•	amounts withdrawn from the Fixed Account; minus

•	amounts deducted from the Fixed Account to pay transfer charges, charges to execute rights under the Policy Riders; minus

•	amounts withdrawn from the Fixed Account to pay Advisory Fees; minus

•	amounts transferred from the Fixed Account to an Investment Account or to the Loan Account.

DEATH BENEFIT

DEATH BENEFIT PROCEEDS

As long as the Policy is in force, we will pay the Death Benefit Proceeds to the Beneficiary once we receive in Good Order at our Administrative Office all information required to process the claim for Death Benefit Proceeds, including, but not limited to, satisfactory proof of the death of the Insured on a single life Policy or both Insureds on a last survivor Policy,

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	15

and any other information that we may reasonably require. We may require that you to return the Policy. We will pay the Death Benefit Proceeds in a lump sum or under another payment method. If all Beneficiaries die before the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy, we will pay the Death Benefit Proceeds in a lump sum to you or your estate. See “Death Benefit—Payment Methods.”

Death Benefit Proceeds Equal:

•	the death benefit (described below); minus

•	any unpaid Monthly Charges; minus

•	any Outstanding Loan Amounts

If all or part of the Death Benefit Proceeds is paid in one sum, we will pay interest on this sum as required by law. Any interest paid will be taxable to the Beneficiary as ordinary income.

We may further adjust the amount of the Death Benefit Proceeds or rescind the Policy in its entirety under circumstances of suicide and contestability.

When the Insured on a single life Policy or the younger Insured on a last survivor Policy reaches age 121, the death benefit is reduced to the Cash Surrender Value of the Policy. Charges will no longer be deducted from the Policy. Any loans present on the Policy will remain on the Policy and continue to be charged interest. No additional Premium payments will be allowed, but payments towards the loan balance or interest will be allowed.

DEATH BENEFIT OPTIONS

You must choose in your application among three death benefit options under the Policy: Option A, Option B and Option C. Option A provides a level death benefit, while Options B and C provide increasing death benefits. We calculate the amount available under each death benefit option as of the date of the death of the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy. Under any option, the length of the death benefit coverage depends upon the Policy’s Cash Surrender Value. See “Policy Lapse and Reinstatement” for further detail.

Payment of any death benefit in excess of Policy Value is subject to our financial strength and claims-paying ability.

The Death Benefit under Option A is the greater of:

•	the Face Amount; and

•	the minimum death benefit required under the tax test you select (described below).

The Death Benefit under Option B is the greater of:

•	the Face Amount plus the Policy Value (the Company will calculate the amount of the death benefit proceeds as of the end of the date the person insured by the Policy dies); and

•	the minimum death benefit required under the tax test you select (described below).

The Death Benefit under Option C is the greater of:

•

the Face Amount plus all of the Premiums credited to the Policy since the Issue Date (the Company will calculate the amount of the Death Benefit Proceeds as of the end of the date the person insured by the Policy dies); and

•	the minimum death benefit required under the tax test you select (described below).

Which Death Benefit Option to Choose. If you prefer to have Premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option B. If you prefer to have an increasing death benefit that only reflects Premium payments, you should choose Option C. If you are satisfied with the amount of the existing insurance coverage and prefer to have Premium payments and favorable investment performance reflected in a reduced cost of insurance charge and a corresponding maximization of Policy Value over time, you should choose Option A. The maximum Premium limit that can be paid into an Option B Policy is higher than for Option A. The maximum Premium limit for Option C is the same as for Option A. In addition, partial withdrawals from Option B Policies generally do not reduce the Face Amount of coverage, while partial withdrawals from Option A or Option C Policies will reduce the Face Amount of coverage. See the section entitled “Surrenders and Partial Withdrawals” for more information on how partial withdrawals affect Policy Value.

The amount of the death benefit may vary with the Policy Value.

•

Under Option A or Option C, the death benefit will vary with the Policy Value whenever the minimum death benefit required under the tax test you choose is greater than the Face Amount (Option A) or exceeds the Face Amount plus all the Premiums credited to the Policy (Option C).

•	Under Option B, the death benefit will always vary with the Policy Value.

Under the Guideline Premium Test, the death benefit will not be less than the Policy Value times the corridor factor set by the Code and shown in the Table of Death Benefit Factors in your Policy. The corridor factors vary by, and are shown based on, Attained Age of the Insured (or, in the case of a last survivor Policy, the Attained Age of the younger Insured) at the start of the Policy Year, as follows.

Attained Age	Percentage	Attained Age	Percentage
40 and under	250%	60	130%
45	215%	65	120%
50	185%	70	115%
55	150%	75 through 90	105%

		95 through 120	100%

•	For Attained Ages not shown, the percentages will decrease pro rata each year. Start here

16	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

Under the Guideline Premium Test we will compute 2 premium limits that apply at issue. These are a Guideline Single Premium and a Guideline Level Premium. Under the Guideline Premium Limitation component of the Guideline Premium Test, your cumulative Premiums paid as of any date cannot exceed the greater of a) the Guideline Single Premium, or b) the sum of the Guideline Level Premiums.

Under the Cash Value Accumulation Test, the death benefit will not be less than 1,000 times the Policy Value divided by the net single premium factor per $1,000 of death benefit shown in the table of net single premiums in your Policy. The net single premium will vary based on each Insured’s gender (in most cases), Underwriting Class, Issue Age, Policy Year and applicable flat or temporary extra mortality charges, if any. Net single premium factors may also be affected by a Rider.

In general, the Cash Value Accumulation Test allows the Owner to maximize his or her Policy Value during the earlier Policy Years because more Premiums may be paid into the Policy under that test than under the Guideline Premium Test. The Guideline Premium Test allows the Owner to obtain a specified amount of insurance coverage at the most economic cost because the Owner can maintain a higher Policy Value in relation to the death benefit options and, thereby, reduce the Net Amount at Risk under the Policy.

CHANGING DEATH BENEFIT OPTIONS

After the first Policy Year, subject to certain restrictions, you may change death benefit options with no additional charge while the Policy is in force. Changing the death benefit option may affect the Net Amount at Risk over time (which would affect the monthly cost of insurance charge). However, we will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. This may occur, for example, if you seek to change the death benefit option of an outstanding Policy that qualifies as life insurance under the Guideline Premium Test and the change in death benefit option results in a lower maximum Premium limit. In that event, we will not permit the change in death benefit option unless the Owner withdraws the requisite amount to stay within the applicable limits. We also will not permit any change that would make your Policy a MEC under the Code without specific instructions to that effect, provided to us in Good Order. A change of death benefit option may have tax consequences. You should consult a tax adviser before changing death benefit options.

You can change your death benefit option starting from your first Policy Anniversary while your Policy is in force. Here’s how it works:

•	You must send us a request in Good Order to make such a change.

•

The change will become effective either on the date we approve it, if that date is a Monthly Charge date, or on the first Monthly Charge date that follows the date we approve the change. We’ll make the change before we deduct the Monthly Charge.

•	We won’t allow a change if the Monthly Charges are being waived under a Waiver of Monthly Charges Rider.

•	We’ll send you a Policy endorsement after we make the change.

If you change from Option A to Option B or Option C:

Here’s what you need to know about changing from Option A to Option B or Option C:

•	The Insured (on a single life Policy) or both Insureds (on a last survivor Policy) must be alive and you must give us satisfactory evidence of insurability.

Before the change, the Face Amount of the Policy can’t be less than the minimum death benefit.

•	After the change, the Face Amount can’t be less than the minimum Face Amount shown in Section 1 of the Policy.

•	We’ll decrease the Face Amount by the Policy Value, if to Option B, or accumulated Premiums paid, if to Option C, so that your death benefit is approximately the same on the date of the change.

•

We’ll decrease the Face Amount on the effective date of the change. To do this, we’ll first reduce any increases in the Face Amount you’ve asked us for, starting with the most recent requested increase. Then, we’ll reduce the Initial Face Amount.

If you change from Option B or Option C to Option A:

Here’s what you need to know about changing from Option B or Option C to Option A:

•	The Insured (on a single life Policy) or both Insureds (on a last survivor Policy) must be alive and you may need to give us satisfactory evidence of insurability.

•	We’ll increase the Face Amount by the Policy Value, if from Option B, or accumulated Premiums paid, if from Option C, so that your death benefit is approximately the same on the date of the change.

•

We’ll increase the Face Amount on the effective date of the change. The Underwriting Class for the increase will be the same as it is for the most recent increase you requested. If you haven’t requested an increase, then it will be the same as it is for the Initial Face Amount.

If you change from Option B to Option C or Option C to Option B:

Here’s what you need to know about changing from Option B to Option C or Option C to Option B:

•	The Insured (on a single life Policy) or both Insureds (on a last survivor Policy) must be alive and you must give us satisfactory evidence of insurability.

•

We’ll adjust the Face Amount by the difference in Policy Value and accumulated Premiums paid so that your death benefit is approximately the same on the date of the change. A change from Option B to Option C will adjust the Face Amount by accumulated Premiums paid

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	17

less Policy Value. A change from Option C to Option B will adjust the Face Amount by Policy Value less accumulated Premiums paid.

•

We’ll adjust the Face Amount on the effective date of the change. The Underwriting Class for any increase will be the same as it is for the most recent increase you requested. If you haven’t requested an increase, then it will be the same as it is for the Initial Face Amount. Any decrease in the Face Amount will also be on the effective date of the change. To do this, we’ll first reduce any increases in the Face Amount you’ve requested, starting with the most recent. Then, we’ll reduce the Initial Face Amount.

PAYMENT OF DEATH BENEFIT

Death Benefit Proceeds. Death Benefit Proceeds will ordinarily be paid to the Beneficiary within 7 days after we receive in Good Order at our Administrative Office satisfactory proof of the death of the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy, and any other information that we may reasonably require. We determine the amount of a payment from the Separate Account as of the date of death. If you don’t choose a payment method, your Beneficiary can choose one when he or she files a claim after the death of the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy. If Death Benefit Proceeds are paid in a single sum, we pay interest on this sum as required by law. Any interest paid will be taxable to the Beneficiary.

Payment Methods. You can choose for your Beneficiaries to receive the Death Benefit Proceeds in a lump sum or in monthly payments. If you don’t choose a payment method, your beneficiary can choose one when he or she makes a claim.

There are several ways of receiving proceeds under the death benefit and Surrender provisions of the Policy other than in a lump sum. None of these options vary with the investment performance of an Investment Account. More detailed information concerning these payment methods is available upon request from our Administrative Office.

ACCELERATED DEATH BENEFIT

Prior to the Final Policy Date and while the Policy is in force, you may elect to receive a one-time lump sum accelerated death benefit when the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy suffers from a terminal illness. A terminal illness means a state of health in which an Insured’s life expectancy is twelve (12) months or less. We will require you to submit acceptable proof to us of the Insured’s (on a single life Policy) or the Last Surviving Insured’s (on last survivor Policy) terminal illness before we approve your application for the accelerated death benefit. Please note that if both Insureds on a last survivor Policy are alive and one Insured has a terminal illness, you cannot elect to accelerate the death benefit.

Subject to state variations, you may elect to accelerate all or only a portion of the death benefit. However, you may not elect to accelerate an amount that is less than 25% of the Policy death benefit or $50,000, whichever is less.

The accelerated death benefit will generally equal the requested available proceeds reduced by:

•	one year of interest equal to the yield on a 90-day Treasury bill on the date we approve your application;

•	an administrative expense charge not to exceed $200;

•	any amounts due within the Policy’s Grace Period that are unpaid on the date we approve your application for an accelerated death benefit; and

•

any Outstanding Loan Amounts existing on the date we approve your application for an accelerated death benefit multiplied by the ratio of the available accelerated proceeds to the available proceeds before the acceleration.

The accelerated death benefit will vary from state to state and may not be available in all states.

If the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy is diagnosed with a terminal illness, you are not obligated to exercise this option as this is an optional benefit. We will not approve your application if we know that you are applying to get the death benefit to satisfy any judgments against you, to satisfy the claims of any creditor, or to apply for, receive or maintain any government sponsored benefit or entitlement or any other form of public assistance. You can opt out of the accelerated death benefit process at any time prior to the benefit being paid.

If we approve your application for partial acceleration of the Policy death benefit, the unaccelerated portion of the Policy’s death benefit will remain in effect. After the payment of an accelerated death benefit, the Policy’s Face Amount, Policy Value and any Outstanding Loan Amounts will be reduced by the ratio of the accelerated death benefit to the available proceeds before the acceleration. The acceleration of all the Policy’s death benefit will result in the termination of the Policy.

Once approved, there is no restriction on the use of an accelerated death benefit payment.

Receipt of an accelerated death benefit payment may affect eligibility for Medicaid and other government assistance programs. Payments received under the accelerated death benefit will be excludable from the gross income of the recipient if applicable tax law requirements are met. You should consult a tax adviser before requesting an accelerated death benefit.

Your right to receive payment under this option is subject to a number of conditions stated in your Policy. You should consult your Policy for the effects of an accelerated death benefit on incontestability and suicide.

18	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

CHANGING THE FACE AMOUNT

You select the Face Amount when you apply for the Policy. After the first Policy Year and while the Policy is in force, you may change the Face Amount subject to the conditions described below. We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. Changing the Face Amount may have tax consequences. In particular, decreasing the Face Amount of a Policy using the Guideline Premium Test may require us to, at some later date determined by the mechanical operation of this Test, withdraw part of your Policy Value each year to permit your Policy to satisfy the test. Decreasing the Face Amount may also cause your Policy to immediately become a MEC. If your Policy is funded by a 1035 Exchange and is not a MEC, reducing the Face Amount within the first 15 Policy Years may cause partial withdrawals, including withdrawals made “in anticipation” of the reduction, to be subjected to special tax provisions under Code section 7702(f)(7).You should consult a tax adviser before Changing the Face Amount.

Increasing the Face Amount

•

You may increase the Face Amount by submitting an application and providing evidence of insurability for the Insured on a single life Policy or for both Insureds on a last survivor Policy satisfactory to us at our Administrative Office.

•	The minimum increase is $50,000.

•	On the effective date of an increase, and taking the increase into account, the Cash Surrender Value must be greater than or equal to the Monthly Charges then due.

•

An increase will be effective on the Monthly Charge Date on or next following the date we approve the change, provided that the Insured on a single life Policy or both Insureds on a last survivor Policy are alive on that date.

•

On Policies issued on a single life basis we will not permit an increase in Face Amount if Monthly Charges are then being waived under any Waiver of Monthly Charges Rider that is available under the Policy .

•

You may not increase the Face Amount on or after the Insured’s (on a single life Policy) or either Insured’s (on a last survivor Policy) Attained Age 91. The Insured on a single life Policy or both Insureds on a last survivor Policy must be alive on the date we receive your request in order to increase the Face Amount. If the Insured’s (on a single life Policy) or either Insured’s (on a last survivor Policy) Attained Age is 76 or older, there are additional signature requirements.

•	The total Net Amount at Risk will be affected, which will increase the monthly cost of insurance charges.

•	Each increase in Face Amount will have its own Underwriting Class and cost of insurance rates.

•	We reserve the right to limit increases in the Face Amount to one increase in any 12-month period.

Decreasing the Face Amount

•	You must submit a request in Good Order to decrease the Face Amount, but you may not decrease the Face Amount below the minimum Face Amount.

•	Decreasing the Face Amount will decrease the Death Benefit Proceeds. See “Death Benefit.”

•	The Insured (or, in a last survivor Policy, at least one Insured) must be alive on the date we receive your request in order to decrease the Face Amount.

•	The minimum decrease is $25,000.

•	Any decrease will be effective on the Monthly Charge Date on or next following the date we approve your request.

•	To apply the decrease, we will first reduce any increases in the Face Amount you’ve asked for, starting with the most recent. Then we will reduce the Initial Face Amount.

•

A decrease in Face Amount generally will decrease the Net Amount at Risk, which will decrease the cost of insurance charges. For purposes of determining the cost of insurance charge, any decrease will first be used to reduce the most recent increase, then the next most recent increases in succession, and then the Initial Face Amount.

•

If a decrease in Face Amount would cause your Policy to be classified as a MEC, we will not process the decrease until we receive a request in Good Order at our Administrative Office with specific instructions to that effect.

SURRENDERS AND PARTIAL WITHDRAWALS

SURRENDERS

You may request to Surrender your Policy for its Cash Surrender Value as calculated at the end of the Business Day when we receive your request in Good Order, at our Administrative Office subject to the following conditions:

•	An Insured must be alive and the Policy must be in force when you make your request. We may require that you return the Policy.

•	The Surrender will take effect and the Policy will terminate on the Business Day we receive your request in Good Order.

•	Once you Surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

•	We will pay the Cash Surrender Value to you in a lump sum after we receive your request in Good Order unless you request other arrangements.

A Surrender may have tax consequences. You should consult a tax adviser before Surrendering the Policy. See “Federal Tax Considerations.”

PARTIAL WITHDRAWALS

After the first Policy Year, you may withdraw part of the Cash Surrender Value, subject to the following conditions:

•	You must request at least $1,000.

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	19

•	The maximum partial withdrawal you may take is 100% of your Cash Surrender Value.

•	An Insured must be alive and the Policy must be in force when you make your request.

•

You can specify the Allocation Option from which to make the partial withdrawal. Otherwise, we will deduct the amount from the Allocation Options in proportion to the Policy Value attributable to each Allocation Option before the partial withdrawal.

•

If Death Benefit Option A or Option C is in effect, we will reduce the Face Amount by the amount of the partial withdrawal. Any decrease in Face Amount due to a partial withdrawal will reduce the Initial Face Amount and any increases in Face Amount you’ve asked for in proportion to your Face Amount before the partial withdrawal. If a partial withdrawal would cause the Face Amount to be less than the minimum Face Amount you may either reduce the amount of the partial withdrawal or Surrender the Policy for its Cash Surrender Value. A partial cash withdrawal will not reduce the Face Amount if Death Benefit Option B is in effect.

•

We process partial withdrawals based on Unit values determined at the end of the Business Day when we receive your partial withdrawal request in Good Order at our Administrative Office. We will process any partial withdrawal request we receive after the end of a Business Day based on the Unit value determined at the end of the next Business Day.

•	We will pay a partial withdrawal request within 7 days after the Business Day when we received the request in Good Order.

•	A partial withdrawal can affect the Face Amount, Death Benefit, and Net Amount at Risk (which is used to calculate the cost of insurance charge).

•	If a partial withdrawal could cause the Policy to fail to qualify as life insurance under the Code, you should either reduce the amount of the withdrawal or Surrender the Policy.

•

If a partial withdrawal would cause your Policy to be classified as a MEC under the Code, we will not process the partial withdrawal until we receive a request in Good Order with specific instructions that you do want to continue your Policy as a MEC.

•	No partial withdrawals may be taken or repaid after a Policy becomes “overloaned.” See the section entitled “Riders and Endorsements.”

Partial withdrawals may have tax consequences. You should consult a tax adviser before making a partial withdrawal under the Policy. See “Federal Tax Considerations.”

TRANSFERS

You may make transfers between and among the Allocation Options. We determine the amount you have available for transfers at the end of the Business Day when we receive your request in Good Order at our Administrative Office. The following features apply to transfers under the Policy:

•	You must transfer at least $250, or the total value in the Allocation Option you are transferring from, if less.

•	Any transfer from the Fixed Account may be delayed up to six months.

•	Total transfers from the Fixed Account during any Policy Year cannot exceed the greater of:

•	25% of the current balance in the Fixed Account; or

•	the amount transferred from the Fixed Account in the immediately preceding Policy Year.

•	It may take a number of years to transfer substantial value from the Fixed Account to the Investment Accounts.

•

We currently do not charge any fees on transfers. However, we reserve the right to deduct a $25 charge for the 13th and each additional transfer during a Policy Year. We will deduct any transfer charge from the balance of the Allocation Option to which the amount is transferred. Transfers due to dollar cost averaging, automatic account rebalancing, loans, changes in an Investment Account’s investment policy, or the initial reallocation from the Money Market Account do not count as transfers for the purpose of assessing the transfer charge.

•

We consider each request to be a single transfer, regardless of the number of Allocation Options involved. If the transfer targets more than one Allocation Option, we’ll deduct any transfer charge from all the target Allocation Options in proportion to the amount transferred into each Allocation Option.

•

We process transfers to and from Investment Accounts based on Unit values determined at the end of the Business Day when we receive your transfer request in Good Order at our Administrative Office. We will process any transfer request we receive after the end of a Business Day based on the Unit value determined at the end of the next Business Day.

•

If you don’t have enough Policy Value in an Investment Account to cover a transfer, we’ll transfer the remaining amount in that Allocation Option into the Allocation Option you are transferring to. If you are transferring to more than one Allocation Option, we will transfer the remaining amount into the Allocation Options you are transferring to in proportion to your transfer instructions.

•	TIAA Life reserves the right to limit transfers from Investment Accounts to the Fixed Account to $500,000 per year.

TRANSFER POLICIES ON MARKET TIMING AND FREQUENT TRADING

There are Owners who may try to profit from transferring money back and forth among Allocation Options in an effort

20	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

to “time” the market. As money is shifted in and out of these Allocation Options, we incur transaction costs, and the underlying Portfolios incur expenses for buying and selling securities. These costs are borne by all Owners. In addition, market timing can interfere with efficient portfolio management and cause dilution, if timers are able to take advantage of pricing inefficiencies. The risk of pricing inefficiencies can be particularly acute for Portfolios invested primarily in foreign securities, such as the TIAA-CREF Life International Equity Fund because of the time zone differences in the operation of the markets.

We have adopted policies and procedures to discourage market timing activity and control certain transfer activity. We have the right to modify our policies and procedures at any time without advance notice. Under these policies and procedures, if, within a 60-day calendar day period, an Owner redeems or exchanges any monies out of an Allocation Option that holds shares of a Portfolio (other than an Allocation Option that invests in the TIAA-CREF Life Money Market Fund and transfers made pursuant to the dollar cost averaging and automatic account rebalancing programs), subsequently purchases or exchanges any monies back into that same Allocation Option holding shares of the Portfolio and then redeems or exchanges any monies out of the same Allocation Option, the Owner will not be permitted to make electronic transfers (i.e., transfers over the Internet, by telephone or fax) back into that same Allocation Option holding shares of the Portfolio through a purchase or exchange for 90 calendar days.

To the extent permitted by applicable law, we may reject, limit, defer or impose other conditions on transfers into or out of an Allocation Option in order to curb frequent transfer activity to the extent that comparable limitations are imposed on the purchase, redemption or exchange of shares of any of the Portfolios under the Separate Account.

If we regard the transfer activity as disruptive to an underlying Portfolio’s efficient portfolio management, based on the timing or amount of the investment or because of a history of excessive trading by the investor, we may limit an Owner’s ability to make transfers by telephone, fax or over the Internet. We also may stop doing business with financial advisers who engage in excessive transfer activity on behalf of their clients. Because we have discretion in applying these policies, it is possible that similar activity could be handled differently with the result that some market timing activity may not be detected.

We seek to apply our market timing and other transfer policies uniformly to all Owners. We reserve the right to waive these policies where management believes that the waiver is in the Owners’ best interests and that imposition of the policy’s restrictions is not necessary to protect Owners from the effects of short-term trading. Except as stated above, no exceptions are made with respect to the policies. The Policy is not appropriate for market timing. You should not invest in the Policy if you want to engage in market timing activity.

To the extent permitted by applicable law, we may not accept or we may defer transfers at any time that we are unable to purchase or redeem shares of any of the Portfolios under the Separate Account.

Owners seeking to engage in market timing may deploy a variety of strategies to avoid detection, and, despite our efforts to discourage market timing, there is no guarantee that TIAA Life or its agents will be able to identify all market timers or curtail their trading practices. If we do not identify or curtail market timers, there could be dilution in the value of account shares held by long-term Owners, increased transaction costs, and interference with the efficient portfolio management of the affected Portfolio.

The Portfolios available as Allocation Options under the Policy may have adopted their own policies and procedures with respect to market timing and excessive trading of their respective shares. The prospectuses for the Portfolios describe any such policies and procedures. The policies and procedures of a Portfolio may be different, and more or less restrictive, than our policies and procedures or the policies and procedures of other Portfolios. While we reserve the right to enforce these policies and procedures, we may not have the contractual authority or the operational capacity to apply the market timing and excessive trading policies and procedures of the Portfolios. However, we have entered into a written agreement, as required by SEC regulation, with each Portfolio or its principal underwriter that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Owners, and to execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing and excessive trading policies established by the Portfolio.

DOLLAR COST AVERAGING

You may elect to participate in a dollar cost averaging program when we receive your request, in Good Order, at our Administrative Office. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your Premium into the Investment Accounts over a period of time by systematically and automatically transferring, on a periodic basis, specified dollar amounts from the Fixed Account or the Money Market Account to any Investment Account(s). This allows you to potentially reduce the risk of investing most of your Premium into the Investment Accounts at a time when prices are high. We do not assure the success of this strategy, and success depends on market trends. We cannot guarantee that dollar cost averaging will result in a profit or protect against loss. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase Units when their value is low as well as when it is high.

You choose whether transfers will be made on a monthly or a quarterly basis. If you don’t select a timing basis, we will make monthly transfers. Equal amounts (minimum $100) are

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	21

automatically transferred from the Fixed Account or the Money Market Account to your designated “target Allocation Options” in the percentages selected. Limits on transfers out of the fixed account described in Transferring among investment options apply to transfers that are part of a dollar cost averaging program. You may have multiple target Allocation Options. If you do not select an Allocation Option from which automatic transfers are to occur, we will use the Money Market Account.

In most states, the first transfer will take place on the first Monthly Charge Date after our receipt, in Good Order at our Administrative Office, of a request to start the program. In states that require us to refund payments made during the Right to Cancel Period, the first transfer will be made on the first Monthly Charge Date after the later of the end of the Right to Cancel Period, or our receipt of a request to start the program that is in Good Order. When the Monthly Charge Date falls on a day that is not a Business Day, we will allocate Policy Value among the Investment Accounts using Unit values as of the preceding Business Day.

We reserve the right to allow you to start only one dollar cost averaging program in any Policy Year or successive 12 month period. If an automatic account rebalancing program is in effect, a dollar cost averaging program cannot be initiated. There is no additional charge to participate in a dollar cost averaging program. A transfer under this program is not considered a transfer for purposes of assessing any transfer fee.

Dollar cost averaging will end if: we receive a request to cancel the participation that is in Good Order; the value of the Fixed Account or the Money Market Account is insufficient to make the transfer: or the specified number of transfers has been completed.

We may modify, suspend or discontinue the dollar cost averaging program at any time. We will give you at least 30 days advanced written notice if we discontinue the program.

AUTOMATIC ACCOUNT REBALANCING PROGRAM

You may elect to participate in an automatic account rebalancing program by providing a request in Good Order at our Administrative Office. Automatic account rebalancing will allow you to maintain your specified allocation mix among the Allocation Options. You direct us to readjust your allocations on a monthly, quarterly, semiannual or annual basis. Limits on transfers out of the fixed account described in Transferring among investment options apply to transfers that are part of an automatic account rebalancing program.

Under current administrative practices we allow you to start only one automatic account rebalancing program in any Policy Year or successive 12-month period. If a dollar cost averaging program is in effect, an automatic account rebalancing program cannot be initiated. Automatic account rebalancing will end if we receive a request to cancel your participation that is in Good Order. We reserve the right to terminate the availability of the automatic account rebalancing program. We will give you at least 30 days advanced written notice if we discontinue the program.

LOANS

While the Policy is in force, you may submit request in Good order to borrow money from us—up to the maximum percentage set forth below—using the Policy as the only collateral for the loan. You may increase your risk of Lapse if you take a loan. A loan that is taken from, or secured by, a Policy, including any addition of unpaid interest to the loan may have tax consequences. You should consult a tax adviser before taking a loan under the Policy or secured by the Policy. See “Federal Tax Considerations.”

LOAN CONDITIONS:

•	The minimum loan you may take is $1,000.

•	The maximum loan you may take, including any existing indebtedness, is 100% of the Policy Value unless the Overloan Protection Endorsement is in effect.

•

The loan or any subsequent increase to a loan will be effective (i.e., amounts are transferred to the Loan Account and the loan begins to accrue interest) as of the end of the Business Day we receive your request.

•	Loans may not be taken in the Right to Cancel Period.

•	An Insured must be alive.

To secure the loan, we transfer an amount equal to the loan to the Loan Account as collateral. You may request that we transfer this amount from specific Allocation Options. If you do not specify any particular Allocation Option, we will transfer the loan amount on a pro rata basis from all of your Allocation Options. Such amount will remain in the Loan Account until you repay the Policy loan.

We charge you interest on your loan (“charged interest rate”) in arrears at a current annual interest rate of 5.00%. Charged interest is due and payable on the earlier of the Policy Anniversary or when the Cash Surrender Value is insufficient to pay the Monthly Charge. At that time, any unpaid interest becomes part of the outstanding loan and accrues interest at the then-current rate. On each Policy Anniversary, we will also transfer on a pro rata basis an amount equal to the unpaid interest to the Loan Account so that the Loan Account will be equal to the Outstanding Loan Amount as of the date on which charged interest is due and payable.

For Policy loans outstanding in Policy Years 1–10, we credit interest on amounts in the Loan Account (“earned interest rate”) at an annual guaranteed interest rate of 4.35%. If a Policy loan is outstanding in Policy Years 11 and thereafter, we will credit interest in the Loan Account at a current annual interest rate of 4.80%. Due to the reduced loan interest spread after Policy Year 10, the tax consequences associated with loans outstanding after that point on a Policy that is not a modified endowment contract are unclear and you should consult a tax adviser about the consequences.

We transfer earned and charged loan interest to or from the Allocation Options (per your instructions or pro rata to or from each of your Allocation Options) and recalculate collateral: (a) when loan interest is paid; (b) when a new loan is made; (c) when a loan repayment is made; (d) on each

22	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

Policy Anniversary; and (e) at policy termination. A transfer to or from the Loan Account will be made to reflect any recalculation of collateral. Transfers include: (a) interest earned on the Loan Account that is transferred to the Investment Accounts; (b) unpaid charged interest that is added to the loan; and (c) policy value that is transferred from the Investment Accounts to the Loan Account in the amount of charged interest added to the loan.

•

You may repay all or part of your Outstanding Loan Amounts at any time while an Insured is alive and the Policy is in force. The minimum Policy loan repayment is $100, or the total Outstanding Loan Amount, if less. Upon each loan repayment, we will transfer from the Loan Account an amount equal to your loan repayment. We will allocate such amount to the Allocation Options in accordance with your instructions, as contained in a request that we receive in Good Order at our Administrative Office. If we do not receive specific instructions with respect to a loan repayment, we will allocate such amount in accordance with your current Premium allocation instructions.

•	While your loan is outstanding, we will credit all payments you send to us as Premium payments unless we receive a request, in Good Order, for the payments to be applied as loan repayments.

•

We deduct any Outstanding Loan Amounts from the Policy Value upon Surrender, and from the Death Benefit Proceeds payable on the death of the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy.

•

If your Outstanding Loan Amounts cause the Cash Surrender Value on a Monthly Charge Date to be less than the Monthly Charge due, your Policy will enter a Grace Period. See “Policy Lapse and Reinstatement.”

•

We normally pay the amount of the loan within 7 days after we receive, in Good Order at our Administrative Office, a request for a loan. We may postpone payment of loans under certain circumstances, such as when the New York Stock Exchange is uncustomarily closed or restricted for trading or the SEC determines that an emergency exists that affects our ability to value or dispose of a Portfolio’s shares. Please see the section entitled “Delays in Payments” for more information on such deferrals.

•	No loans may be taken or repaid after a Policy becomes Overloaned. See the section entitled “Riders and Endorsements.”

Effect of Policy Loans. A loan, whether or not repaid, affects the Policy, the Policy Value, the Cash Surrender Value and the death benefit. The Death Benefit Proceeds and Cash Surrender Value include reductions for the amount of any Outstanding Loan Amounts. As long as a loan is outstanding, we hold an amount as collateral for the loan in the Loan Account. This amount is not affected by the investment performance of the Investment Accounts and will not be credited with the interest rates accruing on the Fixed Account. Amounts transferred from the Investment Accounts to the Loan Account will affect the Policy Value, even if the loan is repaid, because we credit these amounts with an interest rate we declare rather than with a rate of return that reflects the investment performance of the Investment Accounts. Accordingly, the effect of a loan could be favorable or unfavorable, depending on whether the investment performance of the Investment Accounts and the interest credited to the Fixed Account are less than or greater than the interest being credited on the Loan Account while the loan is outstanding. The longer a loan is outstanding, the greater the effect of a Policy loan is likely to be.

There are risks involved in taking a loan, including the potential for a Policy to Lapse if projected earnings, taking into account outstanding loans, are not achieved. The Lapse of a Policy with loans outstanding may have tax consequences. See “Federal Tax Considerations.”

INTERNET AND TELEPHONE REQUESTS

You can use our online account access feature to check your Allocation Option value and current allocation percentages, and make transfers. You will be led through the transaction process, and will use reasonable procedures to confirm that instructions given are genuine. All transactions made through on our web site are electronically recorded. To use the online account access feature, access the TIAA Life Internet home page at www.tiaa.org.

To speak with a customer service representative and make requests related to your Policy or to obtain more information, you can call the Administrative Office at 877-694-0305.

Computer systems may not always be available. Any computer system, whether it is yours, your service provider’s, your registered representatives, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

We may not be able to verify that you are the person providing instructions through the Web Center, or that you have authorized any such person to act for you.

We can suspend or terminate your ability to transact by telephone, fax, or over the Internet at any time for any reason.

POLICY LAPSE AND REINSTATEMENT

LAPSE

Your Policy will enter a Grace Period and possibly Lapse when the Cash Surrender Value is not enough to pay the Monthly Charge. If your Policy Lapses, all coverage under the Policy will terminate and you will receive no benefits.

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	23

The Lapse of your Policy may have tax consequences, whether or not you have an outstanding loan balance, and irrespective of any Reinstatement. You should consult with a tax adviser if you are considering allowing your Policy to Lapse.

Your Policy will not Lapse if you make a payment before the end of the Grace Period that is sufficient to cover any unpaid Monthly Charges, any excess of loan interest charged over Loan Account interest credited, and three current Monthly Charge deductions.

If your Policy enters a Grace Period, we will notify you by mail regarding the necessary payment amount and final payment date to prevent Lapse. If the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy dies during the Grace Period, we will pay the Death Benefit Proceeds.

REINSTATEMENT

Unless you have Surrendered your Policy, you may reinstate a Lapsed Policy at any time while the Insured on a single life Policy or one of the Insureds on a last survivor Policy is alive and within 3 years after the end of the Grace Period (and prior to the Final Policy Date) by submitting all of the following items to us at our Administrative Office:

•	A request for reinstatement that is in Good Order;

•	Evidence of insurability we deem satisfactory;

•	Payment or reinstatement of any Outstanding Loan Amounts as of the date of Lapse; and

•

Payment of an amount that is sufficient to make your Cash Surrender Value positive, with any unpaid Monthly Charges on the date of Lapse accruing interest, in most states, at an annual effective rate of 6% from the date of Lapse to the date of reinstatement, plus payment of an amount equal to three current Monthly Charge deductions.

For Policies issued on a last survivor basis, if only one person insured by the Policy is living, you can’t reinstate the Policy if the other person died while the Policy wasn’t in force.

The effective date of reinstatement is the later of the date the application for reinstatement is approved by us or the date we receive the required payment for reinstatement. The reinstated Policy will have the same Policy Date as it had prior to the Lapse. The Policy Value on the date of reinstatement will increase by the amounts paid at reinstatement less any Outstanding Loan Amount repayment, any unpaid Monthly Charges with interest, and any Regulatory Charge. Reinstatement may not avoid any tax consequences created by a Lapse. Reinstatement more than 90 days after a lapse of a single life Policy, or at any time after the lapse of a last survivor Policy, may cause your Policy to become a MEC. You should consult a tax adviser before reinstating a Policy after a Lapse.

THE COMPANY AND THE FIXED ACCOUNT

TIAA-CREF LIFE INSURANCE COMPANY

The Policies are issued by TIAA-CREF Life Insurance Company (TIAA Life), a stock life insurance company organized under the laws of the State of New York on November 20, 1996. All of the stock of TIAA Life is held by Teachers Insurance and Annuity Association of America (TIAA). TIAA Life’s headquarters are at 730 Third Avenue, New York, New York 10017-3206. TIAA Life is solely responsible for its contractual obligations.

TIAA is a stock life insurance company, organized under the laws of the State of New York. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. TIAA is the companion organization of the College Retirement Equities Fund (CREF), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in the State of New York in 1952. Together, TIAA and CREF, form the principal retirement system for the nation’s education and research communities and form one of the largest retirement systems in the U.S., based on assets under management. CREF does not stand behind TIAA’s guarantees and TIAA does not guarantee CREF products.

THE FIXED ACCOUNT

The Fixed Account is part of our General Account. We own the assets in the General Account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate Investment Accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the Fixed Account’s assets. We bear the full investment risk for all amounts allocated or transferred to the Fixed Account. We guarantee that the amounts allocated to the Fixed Account will be credited interest daily at a net effective annual interest rate of at least 2.50%. The principal less charges and deductions is also guaranteed. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

The Fixed Account value will not share in the investment performance of our General Account. We anticipate changing the current interest rate from time to time at our sole discretion. You assume the risk that interest credited to amounts in the Fixed Account may not exceed the minimum 2.50% guaranteed rate. Any amounts in the Fixed Account are subject to our financial strength and claims-paying ability.

We have not registered the Fixed Account with the SEC, and the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account may be subject, however, to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus.

24	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

THE SEPARATE ACCOUNT AND THE PORTFOLIOS

THE SEPARATE ACCOUNT

The Separate Account is established under New York law. We own the assets in the Separate Account, and we are obligated to pay all benefits under the Policies. We may use the Separate Account to support other variable life insurance policies we issue. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”) and qualifies as a “separate account” within the meaning of the federal securities laws. This registration does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC.

We have divided the Separate Account into Investment Accounts, each of which invests in shares of one Portfolio. The Investment Accounts buy and sell Portfolio shares at net asset value. Any dividends and distributions from a Portfolio are reinvested at net asset value in shares of that Portfolio.

The Separate Account is used to provide values and benefits for the Policy and other similar policies. The assets in the Separate Account are kept separate from our General Account and our other separate accounts. Assets equal to the reserves and contract liabilities of the Separate Account will not be charged with liabilities that arise from any other business we may conduct. We may transfer assets, in excess of the reserves and contract liabilities of the Separate Account, to our General Account. All income, gains and losses, whether or not realized, of an Investment Account will be credited to or charged against that Investment Account without regard to our other income, gains or losses. The valuation of all assets in the Separate Account will be determined in accordance with all applicable laws and regulations. The Separate Account may include other Investment Accounts that are not available under the Policies and are not discussed in this prospectus.

THE PORTFOLIOS

The Separate Account invests in shares of certain Portfolios through various Investment Accounts. The Portfolios are open-end management investment companies registered with the SEC”) under the 1940 Act. This registration does not involve supervision of the management or investment practices or policies of the Portfolios by the SEC.

Certain Portfolios invest substantially all of their assets in other funds (“funds of funds”). As a result, you will pay fees and expenses at both fund levels, which will reduce your investment return. In addition, funds of funds may have higher expenses than funds that invest directly in debt or equity securities.

Before investing, carefully read the Portfolios’ prospectuses. The Portfolios’ prospectuses contain more information on each Portfolio’s investment objectives, strategies, limitations, risks, expenses and investment managers. In addition, the Portfolios’ prospectuses may detail additional fees, limitations or restrictions that may be imposed on the Investment Accounts and that we, in turn, may enforce against a Policy. The prospectus for each Portfolio is available by contacting us and on our website, www.tiaa.org. In addition, if you receive a summary prospectus for a Portfolio, you may obtain a full statutory prospectus by referring to the contact information for the Portfolio company on the cover page of the summary prospectus.

Payments from Portfolios

We (and our affiliates) may receive payments, which may be significant, from some or all of the Portfolios, their investment managers, distributors or affiliates thereof. These payments may be used for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the Policy and, in our role as an intermediary, the Portfolios. We (and our affiliates) may profit from these payments. These payments may be derived, in whole or in part, from the management fee deducted from Portfolio assets. Policy owners, through their indirect investment in the Portfolios, bear the costs of these management fees (see the Portfolios’ prospectuses for more information). The amount of the payments we receive may be based upon a percentage of the Portfolio’s assets owned by the Investment Accounts. These percentages differ from Portfolio to Portfolio and currently range up to 0.25% of the average daily assets of certain Portfolios that are attributable to the Policies.

Certain service providers to the Portfolios may make payments to reimburse the Company, Individual and Institutional Services, LLC (“TC Services”) and/or their affiliates for the costs of printing and distributing to Owners shareholder reports and other materials relating to the Portfolios.

Some of the Portfolios have adopted distribution plans pursuant to Rule 12b-1 of the 1940 Act. (See “Annual Portfolio Operating Expenses”.) Under these plans, we or our affiliates may receive some or all of a Portfolio’s 12b-1 fees. These fees currently range up to 0.25% of the average daily assets of certain Portfolios that are attributable to the Policies. These payments are deducted from the assets of the Portfolios; therefore, they decrease the Portfolios’ investment return.

Furthermore, we (and our affiliates) receive additional compensation on assets invested in the TIAA-CREF proprietary funds because our affiliates receive payments from the Portfolios for investor advisory and/or other services. Thus, we may receive more revenue with respect to proprietary Portfolios than non-proprietary Portfolios.

These arrangements may be a factor that we consider in including any Portfolios as Investment Accounts of the Separate Account.

Selection of Portfolios

We select the Portfolios based on several criteria, including asset class coverage, the strength of the investment manager’s

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	25

(or sub-adviser’s) reputation and record, investment performance and ability to make payments to us as described above. We have added TIAA-CREF Portfolios at least in part because they are managed by our affiliate, Teachers Advisors, LLC. We review the Portfolios periodically and may remove a Portfolio or limit its availability for future transfers and allocations if we determine that the Portfolio no longer meets one or more of the selection criteria and/or if the Portfolio has not attracted significant allocation from Owners.

We do not provide any investment advice and do not recommend or endorse any particular Portfolio. You are responsible for choosing your Investment Accounts and your allocations so that they are appropriate for your specific circumstances, including your goals, financial situation and risk tolerance. You should monitor and periodically review your Investment Account selections and allocations to determine if they are still appropriate.

Portfolio Investment Managers and Investment Objectives

The following table summarizes each Portfolio’s investment objective(s). There is no assurance that any of the Portfolios will achieve its stated objective(s). You can find more detailed information about the Portfolios, including a description of risks and expenses, in the Portfolio prospectuses. You should read these prospectuses carefully.

Note that the prospectuses for the Portfolios provide information for other portfolios that are not available through the Policies. When you consult the Portfolio prospectuses, you should be careful to refer only to the information regarding the Portfolios listed above.

Portfolio	Investment Manager	Investment Objective

TIAA-CREF Life Balanced Fund	Teachers Advisors, LLC.	Seeks a favorable long-term total return, consisting of capital appreciation and current income.

TIAA-CREF Life Bond Fund	Teachers Advisors, LLC.	Seeks as favorable a long-term return through income as is consistent with preserving capital, primarily from investment grade fixed-income securities.

TIAA-CREF Life Growth Equity Fund	Teachers Advisors, LLC.	Seeks a favorable long-term return, mainly through capital appreciation, primarily from equity securities.

TIAA-CREF Life Growth & Income Fund	Teachers Advisors, LLC.	Seeks a favorable long-term total return through both capital appreciation and investment income primarily from income-producing equity securities.

TIAA-CREF Life International Equity Fund	Teachers Advisors, LLC.	Seeks a favorable long-term total return, mainly through capital appreciation, primarily from equity securities of foreign issuers.

TIAA-CREF Life Large-Cap Value Fund	Teachers Advisors, LLC.	Seeks a favorable long-term return, mainly through capital appreciation, primarily from equity securities of large domestic companies.

TIAA-CREF Life Money Market Fund[1]	Teachers Advisors, LLC.	Seeks high current income consistent with maintaining liquidity and preserving capital.

TIAA-CREF Life Real Estate Securities Fund	Teachers Advisors, LLC.	Seeks to obtain a favorable long-term total return through both capital appreciation and current income, by investing primarily in equity securities of companies principally engaged in or related to the real estate industry.

TIAA-CREF Life Small-Cap Equity Fund	Teachers Advisors, LLC.	Seeks a favorable long-term total return, mainly through capital appreciation, primarily from equity securities of smaller domestic companies.

TIAA-CREF Life Social Choice Equity Fund	Teachers Advisors, LLC.	Seeks a favorable long-term total return that reflects the investment performance of the overall U.S. stock market while giving special consideration to certain environmental, social and governance (ESG) criteria.

TIAA-CREF Life Stock Index Fund	Teachers Advisors, LLC.	Seeks a favorable long-term total return, mainly from capital appreciation, by investing primarily in a portfolio of equity securities selected to track the overall U.S. equity markets.

ClearBridge Variable Aggressive Growth Portfolio—Class I	Legg Mason Partners Fund Advisor, LLC ClearBridge Investments, LLC (sub-advisor)	Seeks capital appreciation.

26	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

Portfolio	Investment Manager	Investment Objective

ClearBridge Variable Small Cap Growth Portfolio—Class I	Legg Mason Partners Fund Advisor, LLC ClearBridge Investments, LLC (sub-advisor)	Seeks long-term growth of capital.

Credit Suisse Trust—Commodity Return Strategy Portfolio	Credit Suisse Asset Management LLC	Seeks total return

Delaware VIP Diversified Income Series—Standard Class	Delaware Management Company	Seeks maximum long-term total return consistent with reasonable risk.

Delaware VIP International Value Equity Series—Standard Class	Delaware Management Company	Seeks long-term growth without undue risk to principal.

Delaware VIP Small Cap Value Series—Standard Class	Delaware Management Company	Seeks capital appreciation.

DFA VA Equity Allocation Portfolio	Dimensional Fund Advisors LP	Seeks long-term capital appreciation

DFA VA Global Bond Portfolio	Dimensional Fund Advisors LP Dimensional Fund Advisors Ltd. (sub-advisor), & DFA Australia Limited (sub-advisor)	Seeks to provide a market rate of return for a fixed income portfolio with low relative volatility of returns.

DFA VA Global Moderate Allocation Portfolio	Dimensional Fund Advisors LP	Seeks total return consisting of capital appreciation and current income.

DFA VA International Small Portfolio	Dimensional Fund Advisors LP Dimensional Fund Advisors Ltd. (sub-advisor), DFA Australia Limited (sub-advisor)	Seeks long-term capital appreciation.

DFA VA International Value Portfolio	Dimensional Fund Advisors LP Dimensional Fund Advisors Ltd. (sub-advisor), DFA Australia Limited (sub-advisor)	Seeks long-term capital appreciation.

DFA VA Short-Term Fixed Portfolio	Dimensional Fund Advisors LP Dimensional Fund Advisors Ltd. (sub-advisor), DFA Australia Limited (sub-advisor)	Seeks a stable real return in excess of the rate of inflation with a minimum of risk.

DFA VA US Large Value Portfolio	Dimensional Fund Advisors LP	Seeks long-term capital appreciation.

DFA VA US Targeted Value Portfolio	Dimensional Fund Advisors LP	Seeks long-term capital appreciation.

DFA VIT Inflation Protected Securities Portfolio	Dimensional Fund Advisors LP Dimensional Fund Advisors Ltd. (sub-advisor) DFA Australia Limited (sub-advisor)	Seeks to provide inflation protection and earn current income consistent with inflation-protected securities.

Franklin Income VIP Fund—Class 1	Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation. Under normal market conditions, the fund invests in both equity and debt securities.

Franklin Mutual Shares VIP Fund—Class 1	Franklin Mutual Advisers, LLC	Seeks capital appreciation with income as a secondary goal. Under normal market conditions, the fund invests primarily in U.S. and foreign equity securities that the investment manager believes are undervalued.

Franklin Small-Mid Cap Growth VIP Fund—Class 1	Franklin Advisers, Inc.	Seeks long-term capital growth. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization and mid-capitalization companies.

Janus Henderson Forty Portfolio—Institutional Shares	Janus Capital Management LLC	Seeks long-term growth of capital.

Janus Henderson Mid Cap Value Portfolio—Institutional Shares	Janus Capital Management LLC Perkins Investment Management LLC (sub-adviser)	Seeks capital appreciation.

John Hancock Emerging Markets Value Trust	John Hancock Investment Management Services, LLC. Dimensional Fund Advisors LP (sub-advisor)	Seeks long-term capital appreciation.

Matson Money Fixed Income VI Portfolio	Matson Money, Inc.	Seeks total return, consisting of current income and capital appreciation.

Matson Money International Equity VI Portfolio	Matson Money, Inc.	Seeks long-term capital appreciation.

Matson Money U.S. Equity VI Portfolio	Matson Money, Inc.	Seeks long-term capital appreciation.

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	27

Portfolio	Investment Manager	Investment Objective

MFS Global Equity Series—Initial Class	Massachusetts Financial Services Company	Seeks capital appreciation.

MFS Growth Series—Initial Class	Massachusetts Financial Services Company	Seeks capital appreciation.

MFS Massachusetts Investors Growth Stock Portfolio—Initial Class	Massachusetts Financial Services Company	Seeks capital appreciation.

MFS Utilities Series—Initial Class	Massachusetts Financial Services Company	Seeks total return.

Neuberger Berman Advisers Management Trust Large Cap Value Portfolio—I Class	Neuberger Berman Investment Advisers LLC	Seeks growth of capital.

Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio—I Class	Neuberger Berman Investment Advisers LLC	Seeks growth of capital.

PIMCO VIT All Asset Portfolio—Institutional Class	Pacific Investment Management Company LLC Research Affiliates, LLC (sub-adviser)	Seeks maximum real return, consistent with preservation of real capital and prudent investment managements.

PIMCO VIT Commodity Real Return Strategy Portfolio—Institutional Class	Pacific Investment Management Company LLC	Seeks maximum real return, consistent with prudent investment management.

PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class	Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.

PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Institutional Class	Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.

PIMCO VIT Real Return Portfolio—Institutional Class	Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.

Prudential Series Fund—Jennison 20/20 Focus Portfolio—Class II	PGIM Investments LLC Jennison Associates LLC (sub-adviser)	Seeks long-term growth of capital.

Prudential Series Fund—Natural Resources Portfolio—Class II	PGIM Investments LLC, Allianz Global Investors U.S. LLC. (sub-adviser)	Seeks long-term growth of capital.

Prudential Series Fund—Value Portfolio—Class II	PGIM Investments LLC Jennison Associates LLC (sub-adviser)	Seeks capital appreciation.

PVC Equity Income Account—Class 1	Principal Management Corporation Edge Asset Management, Inc. (sub-advisor)	Seeks to provide current income and long-term growth of income and capital.

Royce Capital Fund Micro-Cap Portfolio—Investment Class	Royce & Associates, LP	Seeks long-term growth of capital.

Royce Capital Fund Small-Cap Portfolio—Investment Class	Royce & Associates, LP	Seeks long-term growth of capital.

T. Rowe Price® Health Sciences Portfolio I	T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.

T. Rowe Price® Limited-Term Bond Portfolio	T. Rowe Price Associates, Inc.	Seeks a high level of income consistent with moderate fluctuations in principal value.

Templeton Developing Markets VIP Fund—Class 1	Templeton Asset Management Ltd.	Seeks long-term capital appreciation. Under normal market conditions, the fund invests at least 80% of its net assets in emerging markets investments.

Vanguard VIF Capital Growth Portfolio appreciation	PRIMECAP Management Company	Seeks to provide long term capital.

Vanguard VIF Equity Index Portfolio	The Vanguard Group, Inc.	Seeks to track the performance of a benchmark index that measures the investment return of large capitalization stocks.

Vanguard VIF High Yield bond Portfolio	Wellington Management Co. LLP	Seeks to provide a high level of current income.

Vanguard VIF Mid-Cap Index Portfolio	The Vanguard Group, Inc.	Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.

Vanguard VIF Real Estate Index Portfolio	The Vanguard Group, Inc.	Seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs.

28	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

Portfolio	Investment Manager	Investment Objective

Vanguard VIF Small Company Growth Portfolio	ArrowMark Colorado Holdings, LLC and The Vanguard Group, Inc.	Seeks to provide long term capital appreciation.

Vanguard VIF Total Bond Markets Value Trust	The Vanguard Group, Inc.	Seeks to track the performance of a broad, market-weighted bond index.

VY Clarion Global Real Estate Portfolio—Class I	Voya Investments, LLC, CBRE Clarion Securities LLC (sub-advisor)	Seeks high total return consisting of capital appreciation and current income.

Wanger International	Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

Wanger Select	Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

Wanger USA	Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

Western Asset Variable Global High Yield Bond Portfolio—Class I	Legg Mason Partners Fund Advisor, LLC Western Asset Management Company (sub-advisor) (Formerly Salomon Brothers Asset Management Inc.)	Seeks to maximize total return, consistent with the preservation of capital.

[1]

There is no assurance that this Portfolio will be able to maintain a stable net asset value per share. In addition, during extended periods of low interest rates, and partly as a result of asset-based insurance charges, the yield on this Investment Account may become low and possibly negative.

These Portfolios are not available for purchase directly by the general public and are not the same as other mutual fund portfolios that are sold directly to the public, which may have similar or nearly identical names. However, the investment objectives and policies of certain Portfolios available under the Policy may be very similar to the investment objectives and policies of other funds that are or may be managed by the same investment manager. Nevertheless, the investment performance of the Portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios. There can be no assurance, and we make no representation, that the investment performance of any of the Portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment manager, the same investment objectives and policies, and/or a very similar or nearly identical name.

Please read the prospectuses to obtain more complete information regarding the Portfolios. Keep this prospectus and the Portfolios’ prospectuses for future reference.

CHANGES TO THE SEPARATE ACCOUNT

Where permitted by applicable law, we reserve the right to take certain actions that we deem necessary to serve your best interests and appropriate to carry out the purposes of this Policy. When required by law, we will obtain approval by you, the SEC, and/or any appropriate regulatory authority. The actions that we may take include:

•	deregistering the Separate Account under the 1940 Act;

•	operating the Separate Account in any form permitted under the 1940 Act, or in any other form permitted by law;

•	taking any action necessary to comply with or obtain and continue any exemptions from the 1940 Act;

•	adding, combining or removing Investment Accounts in the Separate Account;

•

substituting, for the Portfolio shares held in any Investment Account, the shares of another class issued by the Portfolio, or the shares of another investment company or series thereof or any other investment permitted by law;

•	changing the way we deduct or collect charges under the Policy, but without increasing the charges unless and to the extent permitted by other provisions of this Policy;

•	modifying this Policy as necessary to ensure that it continues to qualify as life insurance under Section 7702 of the Code;

•	making any other necessary technical changes in the Policy in order to conform with any action we are permitted to take; and

•	adding to, eliminating, or suspending your ability to allocate Net Premiums or transfer the unloaned Policy Value into any Allocation Option.

We can add new Investment Accounts in the future that would invest in other Portfolios, funds or other investment vehicles. We don’t guarantee that the Separate Account, any existing Investment Account, or any Investment Account added in the future will always be available. We reserve the right to add or close Investment Accounts, substitute another Portfolio, fund or other investment vehicle without your consent, or combine Investment Accounts or Portfolios. A substituted Portfolio, fund or investment vehicle may have different fees and expenses. Substitutions and Investment Account closings may be made with respect to existing investments or the investment of future Premiums, or both. However, no substitution will be made without any necessary approval of the SEC. A Portfolio also may discontinue offering its shares to the Investment Accounts. In addition, we reserve the right to make other structural and operational changes affecting the Separate Account and the Policy.

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	29

We will notify you if any of these changes result in a material change in the underlying investments of an Investment Account of the Separate Account to which any part of your Policy Value is allocated. Details of any such change will be filed with any regulatory authority where required and will be subject to any required approval.

If you object to a material change and a portion of your Policy Value is attributable to the affected Investment Account, then you may transfer that value into:

•	another Investment Account; or

•	the Fixed Account.

To effect such transfers, we must receive your transfer request in Good Order at our Administrative Office within 60 days of the postmarked notice of material change. We will not deduct any applicable transfer charge for this transaction.

VOTING PORTFOLIO SHARES

The Separate Account is the legal owner of the shares of the Portfolios offered in connection with your Policy. It therefore has the right to vote its shares at any meeting of the Portfolios’ shareholders. Generally, open-end investment companies, such as the Portfolios, do not hold annual meetings of shareholders. However, if and when a Portfolio informs us on a timely basis that a shareholder meeting will be held, we will give you the right to instruct us how to vote the shares attributable to your Policy. If we don’t receive timely instructions from you, we will vote your shares in the same proportion as the voting instructions received on all outstanding Policies. Please note that the effect of proportional voting is that a small number of Owners may control the outcome of a vote. We may vote the shares of the Portfolios in our own right in some cases, if we determine that we may legally do so.

CHARGES AND DEDUCTIONS

We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume. Charges and deductions allow us to provide you services, but have the effect of reducing your Policy Value and death benefits.

We may waive, reduce, or vary any Policy charges under circumstances in which our expenses are expected to be lower. The amount of the variations and the conditions under which we grant them may change from time to time. These variations generally reflect cost savings over time that we anticipate for Policies sold under certain circumstances, including when Policies are sold to a group or sponsored arrangement.

Services and Benefits We Provide:

•	the death benefit, cash, and loan benefits under the Policy;

•	Allocation Options, including Premium allocation;

•	administration of elective options; and

•	the distribution of reports to Owners.

Costs and Expenses We Incur:

•	costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any Riders);

•	overhead and other expenses for providing services and benefits;

•	sales and marketing expenses; and

•

other costs of doing business, such as collecting Premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local income, premium, and other taxes and fees.

Risks We Assume:

•	that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the Insured(s) die(s) sooner than we estimate;

•	that the cost of providing the services and benefits under the Policies exceed the charges we deduct and

•	that our investment returns in the General Account will be less than the interest rate credited in the Fixed Account.

REGULATORY CHARGE

We deduct a charge of 1.50% to 5.00%, depending on the state of contract issue, from each Premium to compensate us for certain expenses we incur, including premium taxes, and credit the remaining amount (the Net Premium) according to your allocation instructions.

MONTHLY CHARGE

We deduct a Monthly Charge from the Policy Value on the Policy Date and on each Monthly Charge Date prior to the Final Policy Date to compensate us for underwriting, issue, and administrative expenses and for the Policy’s insurance coverage, including Rider benefits, if any. We will make deductions from the Fixed Account, and then, if not available, each Investment Account on a pro rata basis (i.e., in the same proportion that the value in each Investment Account bears to the Cash Surrender Value prior to the deduction). Alternatively, we will make deductions from specific Investment Accounts and/or the Fixed Account based upon your instructions. If an Allocation Option you have specified no longer has any value from which to deduct the Monthly Charge, then we will deduct the Monthly Charge allocated to this Allocation Option pro rata from the other Allocation Options you have specified, unless you provide us with new instructions. If no Allocation Options you have specified have any value, then we will deduct the Monthly Charge from all of your other Allocation Options that still have value on a pro rata basis, unless you provide us with new instructions. Because portions of the Monthly Charge can vary from month to month, the Monthly Charge will also vary.

30	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

If the Policy Date is set prior to the Issue Date, a Monthly Charge will accrue on the Policy Date and on each Monthly Charge Date until and including the Issue Date. On the Issue Date, these accrued Monthly Charges will be deducted from the Policy Value. We will then deduct a Monthly Charge from the Policy Value on each Monthly Charge Date thereafter as described above.

The Monthly Charge has four components:

•	the monthly Cost of Insurance Charge;

•	the Administrative Charge

•	the Mortality & Expense Risk Charge; and

•	charges for any Riders (as specified in the applicable Rider).

Cost of Insurance.  We assess a monthly Cost of Insurance charge to compensate us for providing the death benefit. We may use part of the monthly Cost of Insurance charge to pay other legitimate costs arising from the issuance of the Policy. In some states, the Cost of Insurance charge may be divided into a cost of insurance charge and a common risk expense charge.

The charge depends on a number of variables (including Issue Age(s) of the Insureds, Underwriting Class(es), Policy Year, Policy Value, death benefit option, Face Amount, gender (in most states), and, whether the Policy is as single life or last survivor Policy) that would cause it to vary from Policy to Policy and from Monthly Charge Date to Monthly Charge Date.

The cost of insurance charge is equal to:

•	the monthly cost of insurance rate; multiplied by

•	the Net Amount at Risk for your Policy on the Monthly Charge Date.

The Net Amount at Risk is equal to:

•	the death benefit on the Monthly Charge Date divided by 1.002059836; minus

•	the Policy Value on the Monthly Charge Date.

The Monthly Charge for any Rider may be calculated either before or after the monthly cost of insurance charge. Any Rider attached to the Policy will specify the order in which we calculate the Monthly Charge for that Rider.

We calculate the Cost of Insurance charge separately for the Initial Face Amount and for any increase in Face Amount. If we approve an increase in your Policy’s Face Amount, then a different Underwriting Class and a different Cost of Insurance rate may apply to the increase, based on the Insured’s (for a single life Policy) or each Insured’s (for a last survivor Policy) circumstances at the time of the increase.

We also calculate the Net Amount at Risk separately for the Initial Face Amount and for any increase in Face Amount. In determining each Net Amount at Risk, we allocate the Policy Value among the Initial Face Amount and any increments of Face Amount in proportion to the total Face Amount. If the death benefit is increased because of the requirements of Section 7702 of the Code, we will allocate such increase among the Initial Face Amount and any increments of Face Amount in proportion to the total Face Amount. The Net Amount at Risk is affected by investment performance, loans, payment of Premiums, Policy Fees and charges, the death benefit option, partial withdrawals, and changes in Face Amount.

Cost of Insurance Rates. We base the cost of insurance rates on the Insured’s (for a single life Policy) or each Insured’s (for a last survivor Policy) Underwriting Class(es), Issue Age(s), Face Amount, death benefit option, number of full years insurance has been in force, gender (in most states), and, whether the Policy is as single life or last survivor Policy. The rates do not change upon the first death. The actual monthly cost of insurance rates are based on our expectations as to future mortality and expense experience. We reserve the right to change monthly cost of insurance rates; however, these rates will never be greater than the guaranteed cost of insurance rates stated in your Policy. These guaranteed rates are based on the 2017 Commissioners Standard Ordinary Mortality Table, Age Last Birthday, Smoker or Nonsmoker, Male or Female. For Insureds with Issue Ages less than 18, these guaranteed rates are based on the 2017 Commissioners Standard Ordinary Mortality Table, Age Last Birthday,, Male or Female. Separate scales of the guaranteed maximum cost of insurance rates apply to substandard risk classifications or Policies with flat or temporary extra mortality charges. For Policies issued in states which require “unisex” policies or in conjunction with employee benefit plans, the maximum cost of insurance charge depends only on the Insured’s (for a single life Policy) or each Insured’s (for a last survivor Policy) Attained Age(s), Underwriting Class(es), Policy Year and the 2017 Commissioners Standard Ordinary Mortality Table for Males. Any change in the cost of insurance rates will be on a uniform basis for all Insureds of the same gender, Underwriting Class, Issue Age, Face Amount, death benefit option, and number of full years insurance has been in force.

Underwriting Class. The Underwriting Class of an Insured will affect the cost of insurance rates, as will the incurrence of any flat or temporary extra mortality charges. We currently place Insureds into one of the following classes: preferred plus non-tobacco, preferred non-tobacco, select non-tobacco, or standard tobacco. Insureds can also be placed into one of a number of substandard non-tobacco or substandard tobacco classes. Substandard classes reflect higher mortality risks.

•

In an otherwise identical Policy, an Insured in the preferred plus or preferred class will have a lower cost of insurance rate than an Insured in a select class, and an Insured in a select class will have a lower cost of insurance rate than an Insured in a substandard class.

•

Juveniles will be classified using a blended standard tobacco and non-tobacco “unismoke” rate. This “unismoke” rate will be in force for the life of the Policy, even once the Insured reaches Attained Age 18.

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	31

•	Nonsmoking Insureds will incur lower cost of insurance rates than Insureds who are classified as smokers in the same Underwriting Class.

Administrative Charge. We deduct an administrative charge which is a percentage of the Face Amount for ten years. For last survivor policies, the charge is based upon the age of the older insured. If the face amount is increased, an additional administrative charge will be assessed, on the new layer of coverage above the original amount. Any remaining monthly administrative charges on the original face amount will still be assessed. The administrative charge will not change for a face amount decrease.

Mortality & Expense Risk Charge. We deduct the current Mortality and Expense Risk Charge to compensate us for certain mortality and expense risks we assume, and for certain expenses we incur. If the Mortality and Expense Risk Charge isn’t enough to cover our costs, we will absorb the deficit. On the other hand, if the charge more than covers costs, we will profit, and we may use these profits for any legitimate corporate purpose. We will pay a fee from our General Account assets, which may include amounts derived from the Mortality and Expense Risk Charge, to TC Services, the principal underwriter of the Policy.

The mortality risk is the risk that an insured will live for a shorter time than we project. The expense risk is the risk that the expenses that we incur will exceed the charges we set in the Policy. Currently, we deduct this Mortality and Expense Risk Charge monthly at the following annual rates:

•	0.90% if the value of Units in all Investment Accounts is less than $100,000;

•	0.60% if the value of Units in all Investment Accounts is from $100,000 to $500,000; and

•	0.24% if the value of Units in all Investment Accounts is over $500,000.

•	In Policy Years 21 and later, the annual rate is 0.24% regardless of the value of Units in all Investment Accounts.

Charges for Riders. The Monthly Charge includes charges for any supplemental insurance benefits you add to your Policy by Rider.

SURRENDER CHARGES

We do not deduct any Surrender charges if you Surrender the Policy.

TRANSFER CHARGE

We currently allow you to make 12 transfers among the various Allocation Options and Investment Accounts each Policy Year with no additional charge.

•	We may deduct $25 for the 13th and each additional transfer made during a Policy Year to compensate us for the cost of processing these transfers.

•

For purposes of assessing the transfer charge, we consider each transfer request received in Good Order at our Administrative Office to be one transfer, regardless of the number of Allocation Options affected by the transfer.

•	We deduct the transfer charge from the Allocation Option to which a transfer was most recently made.

•

Transfers due to dollar cost averaging, automatic account rebalancing, loans, or the initial reallocation from the Money Market Account do not count as transfers for the purpose of assessing any transfer charge.

ACCELERATED DEATH BENEFIT CHARGE

If you qualify for and elect to receive a one-time lump-sum accelerated death benefit payment, the benefit you receive equals your selected amount of accelerated death benefit minus unpaid Policy expenses, minus Outstanding Loan Amounts, minus one year of interest (equal to the yield on a 90-day Treasury bill on the date we approve your application for this benefit) and minus an administrative expense charge not to exceed $200 to reimburse us for our costs to administer the accelerated death benefit. For more information on accelerated death benefits, see “Death Benefit—Accelerated Death Benefit.”

LOAN INTEREST CHARGE

We charge you interest in arrears (the “charged interest rate”) on a loan at a current interest rate of 5%. We also credit interest on amounts in the Loan Account (the “earned interest rate”) at a current fixed annual earned interest rate of 4.35% for Policy Years 1–10. For Policy Years 11 and thereafter, we will credit interest on amounts in the Loan Account at a current annual earned interest rate of 4.80%. Due to the reduced loan interest spread, the tax consequences associated with loans outstanding after Policy Year 10 are unclear and a tax adviser should be consulted about these consequences.

PORTFOLIO EXPENSES

Each Investment Account purchases shares of the corresponding Portfolio at net asset value. The Portfolios deduct management fees and other expenses from their assets. The value of the net assets of each Investment Account reflects the management fees and other expenses incurred by the corresponding Portfolio in which the Investment Account invests. Portfolio expenses are paid by each portfolio before TIAA Life is provided with the Portfolio’s net asset value. TIAA Life then deducts Separate Account charges from the corresponding Investment Account. Portfolio expenses may change periodically. For further information, consult the Portfolios’ prospectuses.

ADVISORY FEES

In certain situations, as agreed to between you and a registered investment adviser, Advisory Fees may be deducted each quarter from specified Allocation Options to compensate an adviser for any management of your Policy. The fees may be deducted from the Fixed Account and/or all of the Investment Accounts (except the Loan Account) in proportion to the Policy Value in each Allocation Option (pro rata) or they can be deducted from designated Investment

32	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

Accounts as specified by you. These fees may be considered withdrawals from the Policy for tax purposes. Please see “Federal Tax Considerations” below and consult with your personal tax adviser. These fees will go to individual registered investment advisers who are not affiliated with the Separate Account or the Company. These fees are not the investment advisory fees paid by the underlying Portfolios. No charges will be assessed by us for the withdrawal of these fees and the Face Amount will not be reduced by the amount of these fees.

FEDERAL TAX CONSIDERATIONS

Introduction. The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (“IRS”).

Tax Status of the Policy. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Policy must satisfy certain requirements which are set forth in the Code and described above in the Policy Benefits-Choice of Tax Test, Death Benefit Options-Choice of Tax Test, and Policy Risks-Tax Risks sections. Although guidance as to how these requirements are to be applied is limited, we believe that the Policy should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard basis (i.e., an Underwriting Class involving higher than standard mortality risk) and Policies insuring two lives, and there is therefore more uncertainty as to those contracts, particularly if you pay the full amount of Premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, Owners of variable life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract Owners have been currently taxed on income and gains attributable to the variable account assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Policies do not give Owners investment control over Separate Account assets. We reserve the right to modify the Policies should such a modification become necessary to prevent an Owner from being treated as the Owner of a pro rata share of the assets in the Separate Account.

In addition, the Code requires that the investments of the Separate Account be “adequately diversified” in order for the Policies to be treated as life insurance contracts for federal income tax purposes. It is intended that the Separate Account, through the Portfolios, will satisfy these diversification requirements.

Changes to Comply with the Law. So that your Policy continues to qualify as life insurance under the Code or to avoid having the Policy become a MEC, we reserve the right to limit or refund all or part of your Premium payments. We may refuse to allow you to make partial withdrawals that would cause your Policy to fail to qualify as life insurance under the Code. We also may:

•	make changes to your Policy or its Riders; or

•	make distributions from your Policy to the degree that we deem necessary to qualify your Policy as life insurance for tax purposes.

If we make any changes of this type, we will make similar changes to all affected Policies.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

In General. We believe that Death Benefit Proceeds under a Policy generally are excludable from the gross income of the Beneficiary for federal income tax purposes. Federal, state and local transfers and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary. A tax adviser should be consulted as to these consequences.

Generally, the Owner will not be deemed to be in constructive receipt of the Policy Value, and will not receive ordinary income until there is a distribution. Additionally, the tax consequences associated with keeping a Policy in force after the Insured on a single life Policy or the younger Insured on a last survivor Policy reaches Attained Age 100 are unclear. A tax adviser should be consulted about such consequences. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend, in part on whether the Policy is classified as a MEC.

Modified Endowment Contracts (MEC). MEC status is primarily determined using “7-pay premiums,” as provided in Code section 7702A. The “7-pay premium” is calculated at issue and re-determined each time there is a “material change” in your Policy. The “seven-pay premium” is the level annual premium that, if paid for 7 years, would be expected to fully pay for all future life insurance and endowment benefits under the Policy under a set of assumptions prescribed by the Code which may not be the actual cost or earnings applied to your Policy. The “7-pay limit” is the sum of “7-pay premiums” as of the end of any year in the applicable MEC testing period.

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	33

If actual premiums paid exceed the “7-pay limit”, the policy would become a MEC. For example, if the “seven-pay premiums” were $1,000, the maximum cumulative premiums that could be paid during the first seven years of a policy to avoid MEC status would be $1,000 in the first year, $2,000 through the first two years, $3,000 through the first three years, etc.

MEC status is generally tested during the first 7 Policy years and during the first 7 Policy years following a “material change.”

A material change can occur, for example, when there is an increase in the death benefit. Guidance is limited as to other events that may be considered to be a “material change” and we may not be able to identify every transaction that the IRS would treat as a material change.

Your Policy will immediately become a MEC if funded by a 1035 Exchange from a MEC.

Reducing the Face Amount during the first 7 Policy years, or at any time for a last survivor Policy would require retroactive recalculation of the “7-pay limit” and could cause your Policy to immediately become a MEC. This includes testing if your policy lapses and is reinstated more than 90 days after lapse for a single life Policy or anytime for a last survivor policy.

You should consult with a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a MEC.

If a Policy becomes a MEC, all distributions during and after the Policy Year in which the Policy becomes a MEC will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC may be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

Multiple Policies. All MECs that are issued (or that subsequently become a MEC) by us or our affiliates to the same Owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner’s income when a taxable distribution occurs.

Distributions Other Than Death Benefits From Modified Endowment Contracts. Policies classified as MECs are subject to the following tax rules:

•

All distributions other than Death Benefit Proceeds, including distributions upon full or partial Surrenders and withdrawals, from a MEC will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Owner’s investment in the Policy only after all gain has been distributed.

•

Loans taken from or secured by a Policy classified as a MEC are treated as taxable distributions The investment in the Policy is increased by the amount of ordinary income created by the loan. Accrued and unpaid loan interest added to the loan balance as provided in Loans-Loan Conditions above is treated as an additional taxable distribution.

•

A 10% additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Owner has Attained Age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s Beneficiary or designated Beneficiary.

You should consult a tax adviser to determine if you may be subject to the 10% penalty tax on any distribution or loan that you receive under the Policy.

Distributions Other Than Death Benefits From Policies That Are Not Modified Endowment Contracts. Distributions other than Death Benefit Proceeds from a Policy that is not classified as a MEC are generally treated first as a recovery of the Owner’s investment in the Policy and, only after the recovery of all investment in the Policy, as taxable income. However, as described in “Death Benefit – Changing the Face Amount,” certain distributions made before or after a Face Amount reduction during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax. Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, due to the reduced loan interest spread, the tax consequences associated with loans outstanding after Policy Year 10 are unclear and a tax adviser should be consulted about these consequences.

Finally, distributions and loans from or secured by a Policy that is not a MEC are not subject to the 10% additional income tax that applies to MECs.

Investment in the Policy. Your investment in the Policy is generally your aggregate Premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax free. When a loan is taken out under a Policy that is a MEC, your investment in the Policy is increased by the amount of the loan that is treated as a taxable distribution. If an Owner of the Policy who is not an Insured dies, the successor Owner’s investment in the Policy may be increased, generally to the fair market value on the date of death, under general rules for increase in the basis of property held by a decedent. The IRS has not issued specific guidance concerning the availability of any such increases. You should consult your personal tax adviser.

Policy Loans. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is Surrendered, canceled, or allowed to Lapse, the amount of the outstanding indebtedness (plus accrued interest) will be added to the amount distributed and will be taxed accordingly. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

Overloan Protection Endorsement. If you are contemplating the purchase of the Policy with the Overloan Protection Endorsement (see section “Riders and Endorsements”), you should be aware that the tax consequences of the Overloan Protection Endorsement have not been ruled on by the IRS or the courts. It is possible that the IRS could assert that the outstanding loan balance should

34	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

be treated as a taxable distribution when the Overloan Protection Endorsement causes the Policy to be converted into a fixed Policy. You should consult a tax adviser as to the tax risks associated with the Overloan Protection Endorsement.

Withholding. We are required to withhold federal income taxes on the taxable portion of all distributions unless the recipient elects not to have any such amounts withheld and properly notifies us of that election. Unnecessary withholdings, delays in payment while we attempt to verify information and other adverse tax and financial consequences may result if you or your beneficiary do not provide us with a valid Social Security number or other taxpayer identification number, or if the taxpayer fails to properly complete and execute tax-related forms and certifications required for us to process distributions and administer your Policy. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later. Different rules may apply to United States citizens or expatriates living abroad. Special withholding rules and forms apply to foreign persons. In addition, some states have enacted legislation requiring withholding. You should consult your tax adviser about withholding in the context of your overall tax situation.

Life Insurance Purchases by Residents of Puerto Rico. Income received by residents of Puerto Rico under a Policy will be U.S.-source income that is generally subject to United States federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. Owners who are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Owner’s country of citizenship or residence. Special forms and procedures will apply to document the U.S. tax status of the Owner and any entitlement to tax treaty benefits. Prospective purchasers who are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S. and foreign taxation with respect to a life insurance policy purchase.

Section 1035 Exchanges. Code section 1035 generally provides that no gain or loss shall be recognized by the Owner on the exchange of one life insurance contract for another life insurance contract, an annuity contract, an endowment contract (an obsolete form of insurance, not to be confused with a MEC), or a long term care insurance contract. Contracts subject to tax rules in effect prior to certain legislative changes that are exchanged for new contracts may be treated as new contracts for purposes of both section 7702, which establishes the tests for whether a contract is a life insurance contract for federal income tax purposes, and section 7702A, which provides the criteria for determining whether a contract is a MEC. Prospective purchasers wishing to take advantage of section 1035 should consult their tax advisers.

Business Uses of Policy. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. Moreover, Congress has adopted rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Employer-owned Life Insurance Contracts. Pursuant to section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the Premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect Beneficiary under such contract. It is the employer’s responsibility to (i) verify the eligibility of the intended Insureds under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j) and (ii) satisfy certain annual tax reporting requirements in respect of employer-owned life insurance contracts that are also imposed under the Code. These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

Split-Dollar Arrangements. The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements. Additionally, the Sarbanes-Oxley Act of 2002 prohibits, with limited exceptions, publicly traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	35

payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Non-Individual Owners and Business Beneficiaries of Policies. If a Policy is owned or held by a corporation, trust, or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a Beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules.

In Revenue Ruling 2011-9, the IRS held that the status of an insured as an employee “at the time first covered” for purposes of Section 264(f) does not carry over from a contract given up in a Section 1035 tax-free exchange to a contract received in such an exchange. Therefore, the exception to pro rata interest expense disallowance provided in Section 264(f)(4) does not apply to new policies received in Section 1035 tax-free exchanges unless such policies also independently qualify for the exception provided by Section 264(f)(4) of the Code. Therefore, it would be advisable to consult with a tax adviser before entering into a policy exchange transaction.

In all events, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a Beneficiary of a Policy.

Estate, Gift and Generation-Skipping Transfer Taxes. The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy dies, the death proceeds will generally be includable in the Owner’s estate for purposes of federal estate tax if the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy owned the Policy. If the Owner was not the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy, the fair market value of the Policy would be included in the Owner’s estate upon the Owner’s death. The Policy would not be includable in the Insured’s (on a single life Policy) or the Last Surviving Insured’s (on a last survivor Policy) estate if the Insured (on a single life Policy) or the Last Surviving Insured (on a last survivor Policy) neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a “generation-skipping transfer tax” when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. The federal estate tax, gift tax and generation-skipping tax exemption is $11.18 million for 2018. The maximum federal estate tax, gift tax and generation-skipping transfer tax rate is 40%. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS. Please note, a deceased spouse’s estate may transfer any unused portion of the deceased spouse’s exemption to a surviving spouse.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state, and local law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping, and other taxes. A tax adviser should be consulted about these consequences.

Foreign Tax Credits. We may benefit from any foreign tax credits attributable to taxes paid by certain Portfolios to foreign jurisdictions to the extent permitted under federal tax law.

Tax on Net Investment Income. A 3.8% tax applies on an amount equal to the lesser of (a) “net investment income”; or (b) the excess of a taxpayer’s modified adjusted gross income over a specified income threshold ($250,000 for married couples filing jointly and qualifying widows with dependent children, $125,000 for married couples filing separately, and $200,000 for everyone else). Taxable distributions from life insurance policies over allowable deductions are included in net investment income. You should consult a tax adviser.

Accelerated Death Benefits. Payments received under the accelerated death benefit will be excludable from the gross income of the recipient if applicable tax law requirements are met. However, you should consult a qualified tax adviser about the consequences of receiving a payment under this benefit.

Tax Treatment of Policy Split. The Policy Split Rider permits a Policy issued on a last survivor basis to be split into two individual Policies. It is not clear whether exercising the Policy Split Rider will be treated as a taxable transaction or whether the individual Policies that result will be classified as Modified Endowment Contracts. A tax adviser should be consulted before exercising the Policy Split Rider.

Definition of Spouse under Federal Law. A person who meets the definition of “spouse” under federal law may avail themselves of certain contractual rights and benefits. Any right of a spouse that is made available to continue the Policy and all Policy provisions relating to spouses and spousal continuation are available only to a person who meets the definition of “Spouse” under federal law. IRS guidance provides that civil unions and domestic partnerships that may be recognized under state law are not marriages unless denominated as such. Consult a qualified tax adviser for more information on this subject.

Enacted Tax Legislation. On December 22, 2017, H.R. 1 was enacted into law as P.L. 115-77 (popularly known as the “Tax Cuts and Jobs Act”) permanently cutting the corporate tax rate from 35% to 21%, temporarily reducing individual tax rates and providing a partial deduction for certain income

36	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

earned by pass-through entities until 2026, while making fundamental changes to the taxation of foreign persons and income. To broaden the income tax base to pay for the rate cuts and pass-through income deduction many corporate deductions have been eliminated or modified and many individual deductions suspended until 2016. With most provisions effective on January 1, 2018 the Joint Committee on Taxation (JCT) estimates that the Act will increase the federal deficit by approximately $1.5 trillion over 10 years. The JCT also estimates that the Act will result in some economic growth over the same period. While the Act is expected to have effects on the economy that will impact interest rates and investment performance, we cannot predict those effects. You should discuss the possibility of such impact with your financial adviser.

The individual provisions of the Act may impact your personal tax situation, including the benefit of tax-deferral. You should discuss the impact of the Act on your personal tax situation with your tax adviser.

Possible Tax Law Changes. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

OUR INCOME TAXES

Under current federal income tax law, as a life insurance company we are not taxed on the Separate Account’s operations. Thus, currently we do not deduct a charge from the Separate Account for federal income taxes. We reserve the right to charge the Separate Account for any future federal income taxes we may incur.

Under current laws in several states, we may incur state and local taxes in addition to premium taxes. These other taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes. If we charge for such taxes in the future, such charges will be imposed on all affected Policies.

RIDERS AND ENDORSEMENTS

Riders offer supplemental benefits under the Policy. Most Riders are subject to age and underwriting requirements and, unless otherwise indicated, must be elected when the Policy is issued. We deduct any Monthly Charges for Riders from the Policy Value as part of the Monthly Charge. Riders provide fixed benefits that do not vary with the investment performance of the Separate Account. Riders may not be available in all states. Please contact us for additional information.

Charitable Giving Benefit Rider. This Rider is available both for a Policy issued on a single life or a Policy issued on a last survivor basis. This Rider provides that an amount equal to 1.00% of the base Face Amount of a Policy, but no greater than $100,000, will be paid to an institution you designate, that is accredited as a charity with the IRS under Section 501(c)(3) upon the death of the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy. This amount is in addition to the full Death Benefit Proceeds of the Policy and will be paid by us; there will be no deduction from the Death Benefit Proceeds to pay this amount. The Owner may only elect this Rider before the Issue Date of the Policy. Once the Rider is elected, the Owner may change the designated institution by submitting a request in Good Order. The Owner may terminate this Rider at any time by submitting a request in Good Order. There is no additional charge for this Rider. The Charitable Giving Benefit may have tax consequences, especially if the Policy is held in a trust. You should consult your tax adviser.

Overloan Protection Endorsement. This optional Endorsement is available both for a Policy issued on a single life basis or a Policy issued on a last survivor basis. This Endorsement guarantees the Policy will not Lapse if it ever becomes overloaned. You may apply for or elect this Endorsement at or after the Policy Issue Date, subject to certain conditions. For last survivor products, this endorsement may not be elected if the Estate Transfer Protection Rider is active. The Policy becomes overloaned on the first Monthly Charge Date that all of the following conditions are satisfied.

•	The Policy has been in force for at least ten years.

•	The Attained Age of the Insured on a single life Policy or the younger Insured on a last survivor Policy is at least 65.

•	Either the Policy tax test is the Guideline Premium Test, and the premiums paid, as defined by the test, are zero, or the Policy tax test is the Cash Value Accumulation Test.

•

The Outstanding Loan Amount divided by the Policy Value reaches an overloan limit that may vary by Attained Age, gender, and Underwriting Class. The Owner’s Policy overloan limit is stated in the Endorsement issued on the Policy.

After the Policy becomes overloaned, no Premiums may be paid, no withdrawals may be taken, no new loans may be taken or repaid, and no advisory fees will be deducted. The death benefit will be the minimum death benefit required for your Policy to be in compliance with federal tax law. Please see the section entitled “Death Benefit” for more information on the minimum death benefit. No Monthly Charges will be deducted. There is no Monthly Charge to add this Endorsement to the Policy. However, if this Policy changes to overloaned status, at that time, the Policy Value will be reduced to equal the outstanding loan and moved to a fixed interest Loan Account. Policy Value cannot be transferred out of this account and will receive an annual effective crediting rate of 2.50%. Policy loan interest will continue to accrue at the same 2.50% rate.

While this Endorsement is attached to the Policy, the maximum loan value of the Policy cannot exceed the Policy Value multiplied by the overloan limit.

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	37

Example:

A policy with a $750,000 Face Amount is issued on a 45 year old Insured and the Cash Value Accumulation Test is chosen (CVAT). The endorsement shows the following Overloan Limits:

Attained Age	Overloan Limit
0 to 74	92%
75 to 84	92%
85 to 94	93%

95 and higher	96%

The owner pays premium, borrows against the policy and after 20 years, the Policy Value is $100,000 and the Loan Amount is $92,000. Because the loan amount is 92% of the Policy Value, the policy is at the overloan limit for an Insured with an attained age of 65. Since all the conditions have been met, the policy status becomes overloaned. The Policy Value is reduced from $100,000 to $92,000 to match the loan amount and begins to be credited interest at a fixed annual effective rate of 2.5%. The charged loan interest rate also becomes 2.5% allowing the loan and the Policy Value to continue to grow at the same rate and remain equal. No payments may be made into the Policy and no deductions or withdrawals may come out of the Policy. The death benefit is reduced from $750,000 to $168,694, the minimum death benefit for this tax test, Policy Value and Insured’s characteristics. The minimum death benefit will change over time as the insured ages and the Policy Value grows.

If you are contemplating the purchase of the Policy with the Overloan Protection Endorsement, you should be aware that the tax consequences of the Overloan Protection Endorsement have not been ruled on by the IRS or the courts. It is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Overloan Protection Endorsement causes the Policy to be converted into a fixed Policy. You should consult a tax adviser as to the tax risks associated with the Overloan Protection Endorsement.

Waiver of Monthly Charges Rider. This Rider is available only for a Policy issued on a single life basis for applicants Issue Ages 18–60, and must be elected at the time of application and prior to Policy issue. For Insureds under age 18, we will allow this Rider to be added to the Policy at the Insured’s Attained Age 18. This Rider waives the Monthly Charge that becomes due while the Insured is Totally Disabled, as defined in the Rider, as long as the disability commenced prior to the Insured’s Attained Age 65 and has continued for at least six consecutive months without any period of recovery. We impose a charge for this Rider each month as part of the Monthly Charge. If you select this Rider, we increase the Monthly Charge by a percentage that depends on the Issue Age, Policy Year, and, in most states, gender of the Insured (the charge is higher for females than males). Additional restrictions and charges apply if you have selected this Rider and later increase your Face Amount.

Policy Split Rider. This Rider is available only for Policies issued on a last survivor basis. This Rider allows the Owner to exchange the Policy for a new individual life insurance Policy on the life of each person insured by the Policy without evidence of insurability. Both people insured by the Policy must be living. There is no charge for this Rider, which is automatically included with your Policy.

The Owner can apply for an exchange when one of the following happens:

•

the two people insured by the Policy get divorced. The marriage must be dissolved by a final divorce decree issued by a court of competent jurisdiction. You must apply for the exchange between six months and one year after the effective date of the decree.

•

a partnership between the two people or a corporation with only two shareholders insured by the Policy, who are not married to each other, dissolves. You must apply for the exchange between six months and one year after the effective date of the dissolution.

The Policy and this option must be in force, and the Policy must have a positive Cash Surrender Value on the date of the exchange.

The new Policies will be effective starting on the date of the exchange. Each new Policy will be based on the gender, age and most recent Underwriting Class of each person insured by the Policy on the date of the exchange. We’ll issue a new Policy on a single life basis to each Insured.

The Face Amount of each new Policy will be equal to half of the current Face Amount of the Policy, adjusted for any loans. The death benefit option of each new Policy will be the same as for the Policy.

We’ll deduct any Outstanding Loan Amount for the Policy from your value. We’ll then transfer the remaining Policy Value equally to each new Policy on the date of the exchange.

The coverage under this option will end on the date the Owner ends or Surrenders the Policy.

The tax consequences of exercising the Policy Split Rider are uncertain and we will report any such exercise as a taxable event. You should consult a tax adviser before exercising the Policy Split Rider.

Estate Transfer Protection Rider. This Rider is available only for Policies issued on a last survivor basis. You may elect this Rider at the time of application, or after the Policy Issue Date. You can add this Rider to the Policy while both Insureds are living by submitting an application and providing evidence of insurability satisfactory to us. This Rider provides an additional death benefit until four years after the death of the first Insured to die. The additional death benefit is equal to the chosen Protection Percentage of the death benefit of the Policy. The death benefit of this Rider will automatically increase or decrease in direct proportion with the death benefit of the Policy.

We’ll pay this death benefit when we receive satisfactory proof that the Last Surviving Insured by the Policy died before this Rider’s expiration, provided the Policy and this

38	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

Rider are in force. This Rider doesn’t have any Policy Value, and we don’t use it to calculate how much can be borrowed from the Policy. Charges for this Rider, however, will affect the Policy Value and how much can borrowed. We’ll deduct these charges only while this Rider is in force.

There is a cost of insurance charge for this Rider, which is part of the Monthly Charge for the Policy. These charges are deducted from the Policy Value while the Rider is in force. We calculate it on each Monthly Charge Date after we calculate the cost of insurance charge for the Policy. While this Rider is in force, the Owner may elect to change the Protection Percentage by providing us a written request. The Protection Percentage will be in whole numbers. It may be of a limited number of choices then offered by us. If it is a reduction in the Protection Percentage, that reduction will be effective on the next monthly anniversary date following our receipt of the request. If it is an increase in Protection Percentage, it will require evidence of insurability and only become effective if approved by us on the next Monthly Charge Date following our approval.

The coverage under this Rider will end on one of the following dates, whichever occurs earlier:

•	four years after we receive written notification of the death of the first Insured to die, or

•	the date we receive at our Administrative Office a written request to us to end this Rider.

However, in no event will the Rider continue beyond whichever of the following occurs first:

•	the date of death of the Last Surviving Insured,

•	the date the Grace Period of the Policy ends and the Owner has not made the payment that is needed, or

•	the date the Owner ends or Surrenders the Policy.

SALE OF THE POLICY

TC Services, a subsidiary of TIAA, which is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, or FINRA, is the “principal underwriter” of interests in the Policy. TC Services’ main offices are at 730 Third Avenue, New York, New York 10017-3206. Although advisory fees may be paid to unaffiliated advisers in connection with the Policies, no sales commissions are paid in connection with the distribution of the Policies. Although the Company will pay Services a fee from its general account assets, this fee will include amounts derived from the Policy’s mortality and expense risk charge.

ADDITIONAL INFORMATION

DELAYS IN PAYMENTS

We usually pay the amounts of any Surrender, partial withdrawal, Death Benefit Proceeds, loan or payments under a payment method within 7 days after we receive at our Administrative Office all necessary forms and documentation requests in Good Order, including proofs of death. However, we can postpone these payments if:

•	the New York Stock Exchange is closed for trading, other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the SEC; or

•

an emergency exists, as a result of which the SEC determines that (A) the disposal of shares in an Investment Account’s corresponding Portfolio is not reasonably practicable, or (B) it is not reasonably practicable to fairly determine the value of the net assets of an Investment Account’s corresponding Portfolio; or

•	an Investment Account’s corresponding Portfolio otherwise lawfully suspends payment or redemption of its shares; or

•

you have submitted a check or draft to our Administrative Office, in which case we have the right to defer payment of Surrenders, partial withdrawals, Death Benefit Proceeds, or payments under a payment method until the check or draft has been honored.

If, pursuant to SEC rules, the TIAA-CREF Life Money Market Fund suspends payment of redemption proceeds in connection with liquidation of the Fund or as a result of Fund liquidity levels, we will delay payment of any transfer, partial withdrawal, loan, surrender, or death benefit from the TIAA-CREF Life Money Market Sub-Account until the Fund pays redemption proceeds.

We have the right to defer payment of amounts from the Fixed Account for up to 6 months after receipt of a request in Good Order, but will not defer a payment from the Fixed Account that is to be applied to pay required Premiums on other policies in force with us. (We pay interest at an annual rate from the effective date of the withdrawal, Surrender or loan if we delay any Fixed Account payment for 30 days or more. This annual rate will be the same rate as the Fixed Account’s guaranteed crediting rate. Interest must equal $25 or more before it will accrue or be paid.)

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner’s ability to make certain transactions and thereby refuse to accept a Premium or any request for transfers, partial withdrawals, Surrenders, loans, or Death Benefit Proceeds, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Policy to government regulators.

STATE VARIATIONS

This prospectus provides a general description of the Policy. Policies issued in your state may provide different features and benefits from, and impose a different cost than, those described in this prospectus. Notwithstanding any state variations, all material rights and obligations under the

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	39

Policy are described in the prospectus. You should read the Policy carefully for any variations in your state. If you would like to review a copy of the Policy and endorsements, contact our Administrative Office.

PERFORMANCE DATA

In order to demonstrate how the actual investment performance of the Portfolios could have affected the death benefit, Policy Value, and Cash Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment performance of each Portfolio since its inception. These hypothetical illustrations are designed to show the performance that could have resulted if the Policy had been in existence during the period illustrated and are not indicative of future performance.

The values we illustrate for death benefit, Policy Value, and Cash Surrender Value take into account all applicable charges and deductions from the Policy, the Separate Account and the Portfolios, presenting separate sets of values based on current and guaranteed charges, but do not deduct charges for any Riders.

LEGAL PROCEEDINGS

Neither the Separate Account, the Company nor TC Services, is involved in any legal action nor any pending or threatened lawsuits that it believes will have a materially adverse impact on the Separate Account, the ability of TC Services to perform its contract with the Separate Account, or the ability of TIAA Life to meet its obligations under the Policies.

FINANCIAL STATEMENTS

Our financial statements and the financial statements for the Separate Account are contained in the Statement of Additional Information. Our financial statements should be distinguished from the Separate Account’s financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.

OTHER INFORMATION

Customer Inquiries and Complaints. Any issues related to the servicing or administration of the Policy should be directed to the Administrative Office at 877-694-0305. Written customer complaints should be mailed to the Administrative Office.

Cybersecurity Risks. Our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners. Consequently, our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third party service provides may adversely affect us and your contract value. For instance, cyber-attacks may: interfere with our processing of contract transactions, including the processing orders from our website or with the underlying funds; affect our ability to calculate unit values; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Unclaimed and Abandoned Property. Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on Policy Owners, Insureds, Beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances. Policy Owners are urged to keep their own, as well as their Insureds’, Beneficiaries’ and other payees’, information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and social security numbers. Such updates should be communicated in writing to TIAA-CREF Life Insurance Company, P.O. Box 724508, Atlanta, Georgia 31139; by calling us between the hours of 8:00 a.m. and 6:00 p.m. Eastern Time, Monday–Friday at 877 694-0305; or 24 hours a day via our website www.tiaa.org.

GLOSSARY

Administrative Office  The office you must contact to exercise any of your rights under the Policy. You should send all payments and requests to: TIAA-CREF Life Insurance Company, Administrative Office, P.O. Box 724508, Atlanta, Georgia, 31139; for overnight delivery use TIAA-CREF Life Insurance Company, Administrative Office, 6425 Powers Ferry Rd. Suite 300, Atlanta GA 30339. Our telephone number is 877 694-0305; our fax number is 770 690-1803. You may access your account electronically via the Internet through TIAA Life’s Internet home page at www.tiaa.org.

Advisory Fee  An amount that is withdrawn from the Policy Value to pay a registered investment adviser who has an agreement with you. This fee is not charged by the Separate Account or the Company and does not refer to any investment advisory fees paid by the Portfolios underlying the Allocation Options. A withdrawal to pay Advisory Fees (like any other partial withdrawal) may have tax consequences. A tax adviser should be consulted about these consequences.

40	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

Allocation Options  The options you can choose from when you’re allocating Net Premiums under the Policy. The Allocation Options for the Policy include the Investment Accounts and the Fixed Account.

Attained Age  A person’s age on the Policy Date, plus the number of full Policy Years completed since the Policy Date. We increase “Attained Age” by one year on each Policy Anniversary.

Beneficiary  The person(s) you select to receive the Death Benefit Proceeds from the Policy.

Business Day  Any day that the New York Stock Exchange or its successor is open for trading. It usually ends at 4:00 PM Eastern Time or when trading closes on the New York Stock Exchange or its successor, whichever is earlier. If we receive your payment or request after the end of a Business Day, we’ll process it as of the end of the next Business Day. Certain restrictions may apply with respect to particular Portfolios.

Cash Surrender Value  The amount we pay when you Surrender your Policy. It is equal to the Policy Value less any Outstanding Loan Amount.

Cash Value Accumulation Test  One of the two alternative tests under the Code to analyze whether a Policy qualifies as a life insurance contract that is eligible for special tax treatment under the Code.

Code  The Internal Revenue Code of 1986, as amended.

Cost of Insurance  A Monthly Charge deducted from your Policy Value to compensate us for providing the death benefit.

Company (We, Us, Our, TIAA Life)  TIAA-CREF Life Insurance Company.

Death Benefit Proceeds  The amount we pay to your Beneficiaries when we receive satisfactory proof of the death of the Insured on a single life Policy or both Insureds on a last survivor Policy. The amount equals the death benefit under the death benefit option you’ve chosen, minus any Outstanding Loan Amount and any overdue Monthly Charges.

Face Amount  The dollar amount of insurance selected by the Owner. The Face Amount may be increased or decreased after issue, subject to certain conditions. The Face Amount may be affected by any accelerated death benefit payments, changes in death benefit options, and partial withdrawals. The Face Amount is a factor in determining the death benefit and certain charges.

Final Policy Date  The date the Insured on a single life Policy or the younger Insured on a last survivor Policy reaches Attained Age 121. After the Final Policy Date, the death benefit will equal the Policy Value, we will not accept any additional Premiums, and we will not deduct Monthly Charges.

Fixed Account  An Allocation Option supported by our General Account. Policy Value allocated to the Fixed Account earns interest at a rate that will never be lower than a guaranteed minimum annual effective rate of 2.50%.

General Account  All of TIAA Life’s assets other than those allocated to the Separate Account or to any other TIAA-CREF Life Separate Account.

Good Order  This means the actual receipt by us, at our Administrative Office, of the instructions relating to a transaction in writing—or when appropriate by telephone or via the Internet—along with all completed forms, documents, information and supporting legal documentation (including any required consents) we require to effect the transaction. Such instructions include, but would not be limited to, a withdrawal request, a request to surrender your Policy, a transfer request, a death benefit claim, and any other administrative request or election you make pursuant to the terms of the Policy or as otherwise noted in the Prospectus. To be “in Good Order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions. With respect to purchase requests, Good Order also generally includes receipt by us of sufficient funds to effect the transaction. We reserve the right to change our requirements for what constitutes Good Order and which documents and forms are required for us to complete a transaction request.

Grace Period  The period after which a Policy will Lapse if you do not make a sufficient payment. The Grace Period is 61 days.

Guideline Premium Test  One of the two alternative tests under the Code to analyze whether a Policy qualifies as a life insurance contract that is eligible for special tax treatment under the Code.

Initial Face Amount  The Face Amount on the Issue Date.

Insured  A person whose life is insured by the Policy.

Investment Accounts  Each Investment Account is a sub-account of the Separate Account and invests its assets in shares of a corresponding Portfolio.

IRS  The Internal Revenue Service in the United States Department of the Treasury.

Issue Age  An Insured’s age as of his or her last birthday on or prior to the Policy Date.

Issue Date  The date on which the Policy is issued at our Administrative Office. This date is used to measure suicide and contestable periods.

Lapse  When your Policy terminates without value after a Grace Period. You may reinstate a Lapsed Policy, subject to certain conditions.

Last Surviving Insured  The Last Surviving Insured to die under a last survivor Policy.

Loan Account  The account within our General Account to which we transfer Policy Value from the Allocation Options as collateral when you take out a Policy loan.

MEC  A Modified Endowment Contract, which is a special kind of life insurance policy as defined under the Code. A MEC doesn’t receive the same tax advantages as other life insurance policies.

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	41

Monthly Charge  This is the monthly amount we deduct from the Policy Value on each Monthly Charge Date. The Monthly Charge includes the Cost of Insurance Charge, the administrative charge, the Mortality & Expense Risk Charge, and charges for any Riders.

Monthly Charge Date  The day we deduct the Monthly Charge from your Policy Value. It’s the same date of each calendar month as the Policy Date, or it’s the last day of the month if that comes first.

Mortality and Expense Risk Charge  Monthly charges deducted from the Policy Value to compensate us for certain mortality and expense risks we assume, and for certain expenses we incur.

Net Amount at Risk  The Net Amount at Risk is equal to the death benefit on the Monthly Charge Date divided by 1.002059836; minus the Policy Value on the Monthly Charge Date.

Net Premium  The portion of a Premium payment allocated to the Allocation Options. It equals the Premium less the Regulatory Charge.

Outstanding Loan Amount  The amount in the Loan Account plus any unpaid and accrued interest you owe.

Owner (You, Your)  The person or entity with an interest or title to the Policy.

Policy  A legal life insurance contract between the Owner and TIAA-CREF Life Insurance Company.

Policy Anniversary  The same date of each calendar year as the Policy Date. If the Policy Date is February 29th and the current calendar year is not a leap year, the Policy Anniversary will be February 28th.

Policy Date  The effective date of the Policy as set forth in the Policy. The Policy Date is used to determine Monthly Charge Dates and Policy Years. The Policy Date is generally the same as the Issue Date but, subject to state approval, may be another date agreed upon by us and the proposed Owner.

Policy Value  The sum of your Policy’s values in the Investment Accounts, the Fixed Account, and the Loan Account.

Policy Year  A year that starts on the Policy Date or on a Policy Anniversary.

Portfolio  An investment company that is registered with the Securities and Exchange Commission in which an Investment Account is invested. The Policy allows you to indirectly invest in series of investment companies that are listed on the front page of this prospectus.

Premiums  All payments you make under the Policy other than repayments of Outstanding Loan Amounts.

Regulatory Charge  A charge deducted from each Premium payment to compensate us for certain expenses we incur, including premium taxes.

Rider  An amendment, addition, benefit or endorsement to the Policy that changes the terms of the Policy by: (1) expanding Policy benefits; (2) restricting Policy benefits; or (3) excluding certain conditions from the Policy’s coverage. A Rider that is added to the Policy becomes part of the Policy.

Right to Cancel Period  The period shown on your Policy’s cover page during which you may examine and return the Policy to us at our Administrative Office and receive a refund. The length of the Right to Cancel Period may vary by state.

Separate Account  TIAA-CREF Life Separate Account, VLI-1. The Separate Account is divided into Investment Accounts, each of which invests in shares of a corresponding Portfolio.

Surrender  To cancel the Policy by sending a request in Good Order from the Owner or the Owner’s assignee that is in Good Order, and by returning the Policy to us at our Administrative Office.

Totally Disabled  Under the Waiver of Monthly Charges Rider: During the first two years of the disability, Totally Disabled means, due to sickness or bodily injury, the Insured on a single life Policy can’t carry out substantially all of the duties of the regular job or occupation he or she was trained for at the time the disability began. After two years of being disabled, Totally Disabled means, due to sickness or bodily injury, the Insured on a single life Policy can’t carry out substantially all of the duties of any job that he or she is reasonably qualified for based on education, training or experience.

Underwriting Class  A class we assign to the Insured on a single life Policy or both Insureds on a last survivor Policy and use to calculate cost of insurance charges. Classes are based on health, tobacco use, and other non-medical factors. The classes are: preferred plus non-tobacco, preferred non-tobacco, select non-tobacco, and standard tobacco. There are also various substandard non-tobacco and substandard tobacco classes. These classes may include any flat or temporary extra mortality charges.

Unit  A unit of measure used to calculate the amount of Policy Value in any Investment Account.

42	Prospectus Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION

B-2	Additional Policy Information

B-2	The Policy

B-2	Our Right to Contest the Policy

B-2	Policy Cost Factors

B-3	Additional Ownership Rights

B-3	Additional Information on Dollar Cost Averaging

B-4	Suicide Exclusion

B-4	Misstatement of Age or Sex

B-4	Policy Termination

B-4	Additional Information on Sales of the Policies

B-4	Illustrations

B-5	Performance Data

B-5	Total Returns
B-6	Additional Information

B-6	Legal Developments Regarding Unisex Actuarial Tables

B-6	Reports to Owners

B-7	Safekeeping of Account Assets

B-7	Records

B-7	Legal Matters

B-7	Experts

B-7	Additional Information about the Company

B-7	Additional Information about the Separate Account

B-8	Management-Related Service Contracts

B-8	Potential Conflicts of Interest

B-8	Other Information

B-8	Financial Statements

Index to Financial Statements

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 Prospectus	43

For more information about Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

How to Reach Us

TIAA life Website

Account performance, personal account information and transactions, product descriptions, and information about investment choices and income options

www.tiaa.org

24 hours a day, 7 days a week

Administrative Office

877 694-0305

8 a.m. to 6 p.m. ET, Monday–Friday

To learn more about the Policy, you should read the Statement of Additional Information (“SAI”) dated the same date as this prospectus. The SAI contains more detailed information about the Policy than is contained in this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of the prospectus. The table of contents for the SAI appears on the last page of this prospectus. For a free copy of the SAI, to receive personalized illustrations of Death Benefit Proceeds, Cash Surrender Values, and Policy Values, or to request other information about the Policy, please call or write to us at our Administrative Office 877 694-0305.

The SAI has been filed with the SEC. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about the Policy and us. Information about us and the Policy (including the SAI) may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC, or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at 202 942-8090.

Investment Company Act of 1940

Registration File No. 811-10393

AXXXX

(5/19)

Statement of Additional Information

Intelligent Life VUL 2.0

Intelligent Life Survivorship VUL 2.0

Flexible Premium Individual Variable Universal

Life Insurance Policy and Flexible Premium Last

Survivor Variable Universal Life Insurance Policy

TIAA-CREF Life Separate Account VLI-1

TIAA-CREF Life Insurance Company

MAY 1, 2019

This Statement of Additional Information (“SAI”) contains additional information regarding an individual flexible premium variable universal life insurance policy (the “Policy”) offered by TIAA-CREF Life Insurance Company (the “Company” or “TIAA Life”). We issue the Policy on either a single life basis—as Intelligent Life VUL 2.0—or a last survivor life basis—as Intelligent Life Survivorship VUL 2.0. This SAI is not a prospectus and should be read together with the prospectus for the Policy dated May 1, 2019 and the prospectuses for the mutual funds that serve as Allocation Options for the Policy. You may obtain a copy of these prospectuses at no charge by writing us at: TIAA-CREF Life Insurance Company, P.O. Box 724508 Atlanta, GA 31139 or calling us toll-free at 877 694-0305. In addition, if you receive a summary prospectus for any fund, you may obtain a full statutory prospectus by referring to the contact information for the fund company on the cover page of the summary prospectus. Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.

Table of contents for the statement of additional information

Additional policy information

The policy

The Policy, application(s), Policy schedule pages, and any Riders are the entire contract. Only statements made in the applications can be used to void the Policy or to deny a claim. We assume that all statements in an application are true to the best knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. We rely on those statements when we issue or change a Policy. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

Our right to contest the policy

In issuing the Policy, we rely on all statements made by or for you and/or an Insured in the application or in a supplemental application. Therefore, we may contest the validity of the Policy based on material misstatements made in the application (or any supplemental application).

However, we will not contest the Policy after the Policy has been in force during the lifetime of the Insured(s) for 2 years from the Issue Date, except for nonpayment of Premium. Likewise, we will not contest any Policy change that requires evidence of insurability, or any reinstatement of the Policy, after such change or reinstatement has been in effect during the lifetime of the Insured(s) for 2 years. However, if we issue the Policy as a result of a conversion option from term insurance, we will measure the contestable period from the Issue Date of the term policy.

If your Policy Lapses and we reinstate it, we have the right to contest the validity of your Policy for two years from the date that it was reinstated. Once your reinstated Policy has been in force for two years from the reinstatement date during the lifetime of the Insured(s), we generally lose the right to contest its validity.

If you change the Death Benefit Option from A to B or C, we may contest the amount of any increase in the death benefit due to such change after such change has been in force during the lifetime of the Insured(s) for 2 years from the date the change takes effect. If the Face Amount has been increased subject to evidence of insurability, we will not contest such increase after it has been in force during the lifetime of the Insured(s) for 2 years from the date the increase takes effect. If we successfully contest a change from Death Benefit Option A to B or C or an increase in Face Amount subject to evidence of insurability, the death benefit will be what would have been payable had such change or increase not taken effect. We will refund to your Policy Value any additional cost of insurance, Policy fee, and rider charges associated with such increase or change.

Policy cost factors

We may change monthly Cost of Insurance rates, Administrative Charges, Regulatory Charges, Mortality and Expense Risk charges, and any Rider charges. Any change will be determined in accordance with the procedures and standards on file with the insurance department of the state in which this Policy is delivered. Any changes in Policy cost factors will be based on changes in future expectations for (1) mortality; (2) expenses; (3) persistency; (4) investment earnings; (5) federal taxes; and (6) state or local taxes.

Changes in Policy cost factors will be determined prospectively, will not occur because of a change in an Insured’s health or occupation, and will not be made to recoup any prior losses. We will not change Policy cost factors more frequently than once a month. We will review the Policy for a class of Insureds to determine whether an adjustment in Policy cost factors should be made at least once a year for interest and at least once every five Policy Years for other Policy cost factors.

B-2	Statement of Additional Information ∎ Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

Additional ownership rights

You, as the owner, may exercise certain rights under the Policy, including the following:

Selecting and changing the beneficiary

•

You designate the Beneficiary (the person to receive the Death Benefit Proceeds when the Insured dies on a single life Policy or the Last Surviving Insured dies on a last survivor Policy) in the application.

•

There are two Beneficiary classes—primary and contingent. You may designate more than one Beneficiary in a class. If you designate more than one primary Beneficiary, then each primary Beneficiary that survives the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy shares equally in any Death Benefit Proceeds unless you instruct us otherwise in a request that is made in Good Order.

•

If no primary Beneficiaries survive the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy, then all those named as contingent Beneficiaries who are still alive will receive an equal portion of the Death Benefit Proceeds, unless you instruct us otherwise in a request that is made in Good Order.

•

If there is not a designated Beneficiary surviving at the death of the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy, we will pay the Death Benefit Proceeds in a lump sum to you, if living, or to your estate.

•

You may also designate a Beneficiary as revocable or irrevocable. The consent of any irrevocable Beneficiary is needed to exercise any Policy rights except changing the amount or timing of Premiums, reinstating the Policy, changing Premium allocations, and transferring among Allocation Options.

•	You can change a revocable Beneficiary by providing a request in Good Order to us at any time while an Insured is alive.

•

The change in revocable Beneficiary is effective as of the date of your request in Good Order, regardless of whether the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy is alive when we receive your request in Good Order at our Administrative Office.

•	We are not liable for any payment or other actions we take based on existing Beneficiary designations before we receive your request in Good Order at our Administrative Office.

•	A Beneficiary generally may not pledge, commute, or otherwise encumber or alienate payments under the Policy before they are due.

Changing the owner

•

You may change the Owner by providing a request in Good Order to us at any time while an Insured is alive. If you change the Owner, your ownership rights terminate and the new Owner will be entitled to all rights available under the Policy.

•

The change in Owner is effective as of the date of your request in Good Order, regardless of whether the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy is alive when we receive your request in Good Order at our Administrative Office.

•	We are not liable for any payment or other actions we take before we receive your request in Good Order at our Administrative Office.

•	Changing the Owner does not automatically change the Beneficiary or the Insured(s).

•	Changing the Owner may have tax consequences. You should consult a tax adviser before changing the Owner.

Assigning the policy

•	You may assign Policy rights while an Insured is alive by submitting a request in Good Order to us. You retain any ownership rights that are not assigned.

•

An absolute assignment of the Policy will cause the assignee to become the Owner. A collateral assignment will not cause a change of ownership. However, your interests and the interests of any Beneficiary or other person will be subject to any collateral assignment.

•	Assignments are subject to any outstanding policy loan.

•	We are not:

•	bound by any assignment unless we receive, in Good Order at our Administrative Office, a request for the assignment;

•	responsible for the validity of any assignment or determining the extent of an assignee’s interest; or

•	liable for any payment we make before we receive, in Good Order at our Administrative Office, a request for the assignment.

•	Assigning the Policy may have tax consequences. You should consult a tax adviser before assigning the Policy.

Additional information on dollar cost averaging

You also decide how many scheduled transfers to make from the Fixed Account or Money Market Account to one or more Investment Accounts (although we may require a minimum number of transfers to participate in the program). If you don’t determine the number of transfers, transfers will be made until there is no Policy Value remaining in the Fixed Account or Money Market Account. We won’t charge you for any transfers made under the dollar cost averaging program. We reserve the right to only allow you to start one dollar cost averaging program in any Policy Year.

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 ∎ Statement of Additional Information	B-3

You will receive confirmations of transfers made under the dollar cost averaging program. You are responsible for reviewing the confirmations to verify that the transfers are being made as requested. There is no additional charge for dollar cost averaging. A transfer under this program is not considered a transfer for purposes of assessing any transfer fee.

We may modify, suspend, or discontinue the dollar cost averaging program at any time, which may include specifying a minimum number of transfers you will need to specify in order to a participate in the program. We will give you at least 30 days’ notice if we discontinue the program.

Suicide exclusion

If an Insured commits suicide within 2 years of the Issue Date, the Policy will terminate, and our liability will be limited to an amount equal to the Premiums paid, less any Outstanding Loan Amounts, and less any partial withdrawals previously paid. However, if the Policy is issued as a result of a conversion option from term insurance, the suicide period will be measured from the Issue Date of the term policy.

If an Insured commits suicide within 2 years from the effective date of any increase in Face Amount for which evidence of insurability had been provided, or within 2 years from the effective date of a Death Benefit Option change, the Policy will terminate, and our liability will be limited to the death benefit that would have been payable had the increase or change not taken effect. We will also refund to your Policy Value any additional Cost of Insurance, Administrative Charge, and Rider charges associated with such increase or change.

Misstatement of age or sex

If we discover that the age or gender of the person insured by the policy is incorrect, we will adjust the death benefit before we calculate the Death Benefit Proceeds. The death benefit will be the amount that you could have bought with your last monthly Cost of Insurance charge at the correct age or gender. If you have any riders, the death benefit for them will be the amount that you could have bought with your last monthly rider charge at the correct age or gender. However, in most states, if we discover such misstatement while an Insured is living, we may retroactively adjust the Policy Value to reflect the Monthly Charges that should have been made for the correct age or gender of the Insured.

Policy termination

Your Policy will terminate on the earliest of:

•	the end of the Grace Period without a sufficient payment;

•	the date the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy dies;

•	the date this Policy is exchanged for another life insurance or annuity policy; or

•	the date you Surrender the Policy.

Additional information on sales of the policies

TIAA-CREF Individual & Institutional Services, LLC (“TC Services”), a subsidiary of Teachers Insurance and Annuity Association of America (TIAA), which is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, or FINRA, is the “principal underwriter” of interests in the Policy. TC Services’ main offices are at 730 Third Avenue, New York, New York 10017-3206.

We offer the Policies to the public on a continuous basis through TC Services. We anticipate continuing to offer the Policies but reserve the right to discontinue the offering. TC Services offers the Policies through its sales representatives. Sales representatives must be registered representatives of TC Services or another entity that has entered into a selling agreement with TC Services, be licensed as insurance agents and be appointed by us. No sales commissions are paid in connection with the distribution of the Policies. However, registered investment advisers that are unaffiliated with the Separate Account, TC Services and the Company may charge an advisory fee to clients purchasing a Policy. Additionally, we pay TC Services a fee from our general account assets for sales of all Policies in the Separate Account. During fiscal year 2018, we paid TC Services             . During fiscal year 2017, we paid TC Services $3,164,750. During fiscal year 2016, we paid TC Services $3,233,198. We intend to recoup payments made to TC Services through fees and charges imposed under the Policy.

Illustrations

We may provide illustrations for the death benefit, Policy Value, and Cash Surrender Value based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person or for hypothetical people. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your rates of return and insurance charges may be higher or lower than these illustrations. The actual return on your Policy Value will depend on factors such as the amounts you allocate to particular Allocation Options, the amounts deducted for the Policy’s Monthly Charges, the underlying Portfolios’ expense ratios and your Policy loan and partial withdrawal history.

B-4	Statement of Additional Information ∎ Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

Before you purchase the Policy and upon request thereafter, we will provide illustrations of future benefits under the Policy based upon the proposed Insureds’ ages and Underwriting Classes, the death benefit option, Face Amount, planned Premiums, and Riders requested. We reserve the right to charge a reasonable fee for this service to persons who request more than one Policy illustration during a Policy Year.

Performance data

In order to demonstrate how the actual investment performance of the Portfolios could have affected the death benefit, Policy Value, and Cash Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment performance of each Portfolio or corresponding Investment Account since its inception. These hypothetical illustrations are designed to show the performance that could have resulted if the Policy had been in existence during the period illustrated and are not indicative of future performance.

The values we illustrate for the death benefit, Policy Value, and Cash Surrender Value take into account all applicable charges and deductions from the Policy (current and guaranteed), the Separate Account and the Portfolios. We have not deducted charges for any Riders. These charges would lower the performance figures significantly if reflected.

During extended periods of low interest rates, the yields of any Investment Account investing in a money market Portfolio may also become extremely low and possibly negative, particularly after the deduction of Policy and Separate Account charges.

From time to time, we may advertise yields, effective yields and total returns for the Investment Accounts. These figures are based on historical earnings and do not indicate or project future performance. We may also advertise performance of the Investment Accounts in comparison to certain performance rankings and indices. Effective yields and total returns for an Investment Account are based on the investment performance of the corresponding Portfolio. Portfolio expenses influence Portfolio performance.

In advertising and sales literature, the performance of each Investment Account may be compared to the performance of other variable life insurance issuers in general or to the performance of particular types of variable life insurance investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Investment Accounts. Lipper Analytical Services, Inc. (“Lipper”) and Morningstar Annuity Research Center (“MARC” formerly “VARDS”) are independent services that monitor and rank the performance of variable life insurance issuers in major categories of investment objectives on an industry-wide basis. The performance analyses prepared by Lipper and MARC each rank these issues on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, MARC prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives. In addition to Lipper and MARC, we also may rely on other third-party independent services to provide similar information.

Advertising and sales literature for the Policies may also compare the performance of the Investment Accounts to the Standard & Poor’s Composite Index of 500 Common Stocks, the Morgan Stanley EAFE® Index, the Russell 1000® Index, the Russell 2000® Index, and the Dow Jones Indices, all widely used measures of stock market performance. These unmanaged indices assume the reinvestment of dividends, but do not reflect any “deduction” for the expense of operating or managing an investment portfolio.

Advertising and sales literature for the Policies may also contain information on the effect of tax deferred compounding on Investment Account investment returns, or returns in general. The tax deferral may be illustrated by graphs and charts and may include a comparison of various points in time of the return from an investment in a Policy (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis. All income and capital gains derived from Investment Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the Portfolio’s investment experience is positive.

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. Average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolio in which an Investment Account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

You also should refer to your personalized illustrations that illustrate variations of the death benefit, Policy Values, and Cash Surrender Values under your Policy.

Total returns

The total return of an Investment Account refers to return quotations assuming an investment under a Policy has been held in the Investment Account for various periods of time including, but not limited to, a period measured from the date the Investment Account commenced operations. For periods prior to the date an Investment Account commenced operations, performance information for Policies funded by that Investment Account may also be calculated based on the performance of the corresponding Portfolio and the assumption that the Investment Account was in existence for the same periods as those indicated for the Portfolio, with the current level of Policy charges. The average annual total return quotations represent the

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 ∎ Statement of Additional Information	B-5

average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the value of that investment (reflecting only Common Charges, as described below) as of the last day of each of the periods for which total return quotations are provided. The ending date for each period for which total return quotations are provided will normally be for the most recent calendar quarter, considering the type and media of the communication and will be stated in the communication. Average annual total return information shows the average percentage change in the value of an investment in the Investment Account from the beginning date of the measuring period to the end of that period.

Until an Investment Account has been in operation for 10 years, we will include quotes of average annual total return for the period measured from the Investment Account’s inception. When an Investment Account has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed. Average annual total return for the Investment Accounts may include information for the period before any Policies were registered under the Securities Act of 1933, from the inception of the Investment Accounts, with the level of Policy charges currently in effect.

Average annual total returns reflect total underlying Portfolio expenses and certain Policy fees and charges assumed to apply to all Policy owners, including the Mortality and Expense Risk charge (“Common Charges”). However, charges such as the monthly Cost of Insurance charge and Administrative Charge (which are based on factors, such as gender, Issue Age, Underwriting Class, Policy Year, Policy Value, Face Amount, and which therefore vary with each Policy) (“Non-Common Charges”) are not reflected in average annual total returns, nor is the Regulatory Charge. If Non-Common Charges were deducted, performance would be significantly lower.

Because of the charges and deductions imposed under a Policy, performance data for the Investment Accounts will be lower than performance data for their corresponding Portfolios. The performance of an Investment Account will be affected by expense reimbursements and fee waivers applicable to their corresponding Portfolios. Without these reimbursements and waivers, performance would be lower. Each of the Portfolios has provided all performance information, including the Portfolio total value information used to calculate the total returns of the Investment Accounts for periods prior to the inception of the Investment Accounts.

Performance for any given past period is not an indication or representation of future performance. The performance of each Investment Account will fluctuate on a daily basis.

Additional information

Legal developments regarding unisex actuarial tables

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of gender. In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that, in other factual circumstances, the Title VII prohibition of gender-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of gender-distinct mortality tables under certain circumstances. The Policies, other than Policies issued in states that require “unisex” policies (currently Montana), are based upon actuarial tables that distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy.

Reports to owners

At least once each year, we will send you a report showing the following information as of the end of the report period:

•	the current Policy Value

•	the current Face Amount

•	the current Cash Surrender Value

•	the current Death Benefit Proceeds

•	the current Outstanding Loan Amounts

•	the current interest rates applicable to the Fixed Account and Loan Account

•	any activity since the last report (e.g., Premiums paid, partial withdrawals, charges and deductions)

•	any other information required by law.

We currently send these reports within 45 days of each Policy Anniversary. In addition, we may send you a quarterly statement and will send you confirmation statements reflecting the status of the Policy following certain transactions, including the transfer of amounts from one Allocation Option to another, the taking of a loan, the repayment of a loan, a partial withdrawal, and the payment of any Premiums. Scheduled transactions such as monthly charges will not generate a confirmation but will be reported on your periodic statements.

We can prepare a similar report for you at other times for a reasonable fee. We may limit the scope and frequency of these requested reports. We will also send you annual and semi-annual reports containing the financial statements of each Portfolio in which you are invested through an Investment Account.

B-6	Statement of Additional Information ∎ Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

Safekeeping of account assets

We hold the Separate Account’s assets physically segregated and apart from the general account. We maintain records of all purchases and sales of Portfolio shares by each of the Investment Accounts.

Records

We will maintain all records relating to the Separate Account and the Fixed Account at the company’s offices, 730 Third Avenue, New York, New York 10017.

Legal matters

All matters of applicable state and federal law pertaining to the Policies, including TIAA Life’s right to issue the contracts, have been passed upon by Ken Reitz, General Counsel of TIAA Life.

Experts

                     is the independent registered public accounting firm for the TIAA-CREF Life Separate Account VLI-1.                      is also the independent registered public accounting firm, of TIAA-CREF Life Insurance Company and Teachers Insurance and Annuity Association of America.

Separate Account Financial Statements

TIAA-CREF Life Insurance Company Statutory Basis Financial Statements

Teachers Insurance and Annuity Association of America Statutory Basis Financial Statements

Additional information about the company

We are a stock life insurance company incorporated under the laws of the state of New York on November 20, 1996. We are a wholly owned subsidiary of TIAA.

TIAA is a stock life insurance company, organized under the laws of the state of New York. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. TIAA is the companion organization of the College Retirement Equities Fund (“CREF”), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in the state of New York in 1952.

Together, TIAA and CREF, form the principal retirement system for the nation’s education and research communities and one of the largest retirement systems in the world, based on assets under management. Neither TIAA nor CREF stands behind our guarantees with respect to the Policies.

We have a financial support agreement with TIAA. Under this agreement, TIAA will provide support so that we will have the greater of (a) capital and surplus of $250 million, (b) the amount of capital and surplus necessary to maintain our capital and surplus at a level not less than 150% of the NAIC Risk Based Capital model or (c) such other amount as necessary to maintain our financial strength rating at least the same as TIAA’s rating at all times. This agreement is not an evidence of indebtedness or an obligation or liability of TIAA and does not provide any of our contract owners with recourse to TIAA.

We are subject to regulation by the New York State Department of Financial Services (“Department”), as well as by the insurance departments of all other states and jurisdictions in which we do business. We established the Separate Account to support the Investment Accounts under the Policy and under other variable life insurance policies we may issue. Our general account supports the Fixed Account and the Loan Account under the Policy. We are engaged in the business of issuing life insurance policies and annuity contracts, and we are currently licensed to do business in 50 states and the District of Columbia.

We submit annual statements on our operations and finances to insurance officials in all states and jurisdictions in which we do business. To the extent required, we have filed the Policy described in this prospectus with insurance officials in those jurisdictions in which the Policy is sold.

We intend to reinsure a portion of the risks assumed under the Policies.

Additional information about the separate account

We established the TIAA-CREF Life Separate Account VLI-1 as a separate investment account under New York law on May 23, 2001. It is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended. As part of the Company, the Separate Account is also subject to regulation by the Department and the insurance departments of some other jurisdictions in which the Policy is offered.

Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0 ∎ Statement of Additional Information	B-7

Management-related service contracts

Pursuant to an administrative service agreement with our parent company, TIAA, McCamish Systems LLC, a Georgia Limited Liability Company, provides product administration to TIAA Life. We also have an agreement with State Street Bank and Trust Company, a trust company established under the laws of the Commonwealth of Massachusetts, to perform investment accounting and recordkeeping functions for the investment securities, other non-cash investment properties, and/or monies in the Separate Account of TIAA Life. TIAA Life, on behalf of the Separate Account, has entered an agreement whereby JPMorgan will provide certain custodial settlement and other associated services to the Separate Account. McCamish Systems LLC is located at 6425 Powers Ferry Road Suite 300, Atlanta, GA 30339. For years 2018, 2017, and 2016, TIAA Life provided total compensation for product administrative services of $            , $6,059,117 and $7,114,744, respectively, for all life insurance and non-qualified annuities product administration. State Street Bank and Trust Company is located at One Lincoln Street, Boston, Massachusetts, 02111. For years 2018, 2017, and 2016, TIAA Life paid custody fees of $            , $392,981, and $389,700, respectively. JP Morgan is located at One Beacon Street, Floor 19, Boston, MA 02108. For years 2018, 2017, and 2016, TIAA Life provided total compensation for trade settlement services of $            , $67,580 and $68,772, respectively.

Potential conflicts of interest

In addition to the Separate Account, the Portfolios may sell shares to other separate accounts of the Company to support variable annuity contracts and variable life insurance policies. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Portfolios simultaneously.

Other information

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policies. Not all the information set forth in the registration statement, and the amendments and exhibits thereto, has been included in the prospectus and this SAI. Statements contained in this SAI concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, W., Washington, DC 20549-0102.

Financial statements

Audited financial statements of the Separate Account, TIAA Life, and Teachers Insurance and Annuity Association of America (TIAA) follow.

TIAA Life’s financial statements should be considered only as bearing upon TIAA Life’s ability to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. TIAA financial statements should be considered only as bearing upon TIAA’s ability to meet its obligations under the financial support agreement with TIAA Life. They should not be considered as bearing on TIAA Life’s ability to meet its obligations under the Policies nor on the investment performance of the assets held in the Separate Account.

B-8	Statement of Additional Information ∎ Intelligent Life VUL 2.0 and Intelligent Life Survivorship VUL 2.0

730 Third Avenue

New York, NY 10017-3206

AXXXX (5/19)

PART C: OTHER INFORMATION

(a)	Board of Directors Resolution. Resolution of the Board of Directors of TIAA-CREF Life Insurance Company establishing TIAA-CREF Life Separate Account VLI-1 (1)

(b)	Custodian Agreements.
	(1)	Form of Domestic Custody Agreement between TIAA-CREF Life Insurance Company on behalf of TIAA-CREF Life Separate Account VLI-1 and JPMorgan Chase Bank, N.A. (9)
(c)	Underwriting Contracts.
	(1)	Form of Distribution Agreement by and among TIAA-CREF Life, TIAA-CREF Life on behalf of the Registrant, and Teachers Personal Investors Services, Inc. (2)
	(2)	Principal Underwriter Distribution Agreement for the TIAA-CREF Life Insurance Company Unit Investment Trust Separate Accounts. (12)
	(3)	Cash Disbursement and Reimbursement Agreement for the TIAA-CREF Life Insurance Company Unit Investment Trust Separate Accounts. (12)
(d)	Contracts.
	(1)	(a)	Flexible Premium Variable Universal Life Insurance Policy (2)

		(b)	Automatic Increase Rider (2)

		(c)	Four Year Level Term Insurance Rider (2)

		(d)	Guaranteed Minimum Death Benefit Rider (2)

		(e)	Waiver of Monthly Charges Rider (2)

		(f)	Aviation Limitation Endorsement (2)

	(2)	(a)	Last Survivor Flexible Premium Variable Universal Life Insurance Policy (2)

		(b)	Last Survivor Automatic Increase Rider (2)

		(c)	Last Survivor Four-year Level Term Insurance Rider (2)

		(d)	Last Survivor Guaranteed Minimum Death Benefit Rider (2)

		(e)	Last Survivor Policy Split Option (2)

		(f)	Last Survivor Single Life Level Term Insurance Rider (2)

		(g)	Last Survivor Aviation Limitation Endorsement (2)

		(h)	Last Survivor 2015 Policy Split Option Endorsement (22)

	(3)	(a)	Form of Intelligent Life Flexible Premium Variable Universal Life Insurance Policy (5)

		(b)	Waiver of Monthly Charges Rider (for Intelligent Life Policy) (5)

		(c)	Level Cost of Insurance Endorsement (for Intelligent Life Policy) (5)

		(d)	Policy Change Endorsement (for Intelligent Life Policy) (5)

		(e)	Charitable Giving Benefit Rider (19)

		(f)	Amended Form of Intelligent Life Flexible Premium Variable Universal Life Insurance Policy (9)

	(4)	(g) (a) (b)

Overloan Protection Endorsement (for Intelligent Life Policy) (10)

Form of Flexible Premium Variable Universal Life Insurance Policy (Intelligent Life VUL 2.0) *

Overloan Protection Endorsement (for Intelligent Life VUL 2.0 Policy) *

(e)	Applications.

	(1)	Form of Application (2)

	(2)	Form of Application - Multi-line (19)

	(3) (4)	Form of Application For Term Conversion (23) Form of Application For Life Insurance *

(f)	Depositor’s Certificate of Incorporation and By-Laws.

	(1)	Charter of TIAA-CREF Life Insurance Company (2)

	(2)	By-laws of TIAA-CREF Life Insurance Company (2)
(g)	Reinsurance Contracts.

	(1)	Reinsurance Agreement effective March 1, 2006 between Swiss Re Life & Health America Inc. and TIAA-CREF Life Insurance Company. (8)

	(2)	Reinsurance Agreement effective March 1, 2006 between Munich American Reassurance Company and TIAA-CREF Life Insurance Company. (8)

(h)	Participation Agreements.

	(1)	Form of Participation/Distribution Agreement with TIAA-CREF Life Funds. (2)

	(2)	Amendment to Participation and Distribution Agreement by and among TIAA-CREF Life, TIAA-CREF Life on behalf of the Registrant, and Teachers Personal Investors Services, Inc., dated as of October 19, 2004. (4)

	(3)	Form of Participation Agreement between TIAA-CREF Life and Janus Aspen Series with respect to Institutional Shares. (5)

	(4)	Form of Participation Agreement between TIAA-CREF Life and Janus Aspen Series with respect to Service Shares. (5)

	(5)	Form of Participation Agreement among TIAA-CREF Life, Calamos Advisors Trust, Calamos Advisors LLC, and Calamos Financial Services LLC with respect to Institutional Shares. (5)

	(6)	Form of Participation Agreement among TIAA-CREF Life, Credit Suisse Trust, Credit Suisse Asset Management, LLC, and Credit Suisse Asset Management Securities, Inc. (5)

	(7)	Form of Participation Agreement among TIAA-CREF Life, Teachers Personal Investors Services, Inc., Franklin Templeton Variable Insurance Products Trust, and Franklin/Templeton Distributors, Inc. (5)

	(8)	Form of Participation Agreement among TIAA-CREF Life, MFS Variable Insurance Trust, and Massachusetts Financial Services Company. (5)

	(9)	Form of Participation Agreement among TIAA-CREF Life, Neuberger Berman Advisers Management Trust, and Neuberger Berman Management Inc. (5)

	(10)	Form of Participation Agreement among TIAA-CREF Life, PIMCO Variable Insurance Trust, and Allianz Global Investors Services Credit Suisse Asset Management, LLC, and Credit Suisse Asset Management Distributors LLC. (5)

	(11)	Form of Participation Agreement among TIAA-CREF Life, Royce & Associates, LLC, and Royce Capital Fund. (5)

	(12)	Form of Participation Agreement among TIAA-CREF Life, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P. (5)

	(13)	Form of Participation Agreement among TIAA-CREF Life, Salomon Brothers Variable Series Fund Inc., and Legg Mason Investor Services, LLC. (5)

	(14)	Form of Participation Agreement among TIAA-CREF Life, Greenwich Street Series Fund, and Legg Mason Investor Services, LLC. (5)

	(15)	Form of Participation Agreement among TIAA-CREF Life, Columbia Wanger Asset Management, LLP, Columbia Management Distributors, Inc., and Wanger Advisors Trust. (5)

	(16)	Form of Participation Agreement among TIAA-CREF Life, WM Variable Trust, and WM Funds Distributor, Inc. (5)

	(17)	Form of Participation Agreement among TIAA-CREF Life, The Prudential Series Fund, Prudential Investments LLC, and Prudential Investment Management Services LLC. (5)

	(18)	Amendment to Participation and Distribution Agreement among TIAA-CREF Life Insurance Company, TIAA-CREF Life Funds, and Teachers Personal Investors Services, Inc., dated as of September 15, 2005. (7)

	(19)	Form of Participation Agreement between Principal Variable Contracts Fund, Inc., Principal Funds Distributor Inc. and TIAA Life Insurance Company. (8)

	(20)	Form of Amendment to Fund Participation Agreement between Calamos Financial Services LLC and TIAA-CREF Life Insurance Company. (8)

	(21)	Form of Amendment to Fund Participation Agreement by and between Delaware VIP Trust, Delaware Management Company, Delaware Distributors, L.P. and TIAA-CREF Life Insurance Company. (8)

(22)	Form of Amendment to Participation Agreement by and among Legg Mason Investors Services, LLC, Legg Partners Variable Equity Trust, and TIAA-CREF Life Insurance Company and TIAA-CREF Life Insurance Company. (8)

(23)	Form of Amendment to Participation Agreement by and among Legg Mason Investors Services, LLC, Legg Partners Variable Equity Trust, and TIAA-CREF Life Insurance Company and TIAA-CREF Life Insurance Company. (8)

(24)	Form of Amendment to Participation Agreement by and among Credit Suisse Trust, Credit Suisse Asset Management LLC, and Credit Suisse Asset Management Securities, Inc. and TIAA-CREF Life Insurance Company. (8)

(25)	Form of Fund/SERV and Networking Supplement to Participation Agreement by and among MFS Variable Insurance Trust and Massachusetts Financial Services Company. (8)

(26)	Form of Shareholder Information Agreement between Credit Suisse Asset Management Securities, Inc. and TIAA-CREF Life Insurance Company. (8)

(27)	Form of Shareholder Information Agreement between Delaware Service Company, Inc. Securities, Inc. and TIAA-CREF Life Insurance Company. (8)

(28)	Form of Shareholder Information Agreement between Neuberger Berman Management Inc. and TIAA-CREF Life Insurance Company. (8)

(29)	Form of Shareholder Information Agreement between Prudential Investment Management Services LLC and TIAA-CREF Life Insurance Company. (8)

(30)	Form of Shareholder Information Agreement between Royce Fund Services, Inc. and TIAA-CREF. (8)

(31)	Form of Shareholder Information Agreement between Teachers Personal Investors Services, Inc. and TIAA-CREF Life Insurance Company. (6)

(32)	Form of Shareholder Information Agreement between MFS Fund Distributors, Inc. and TIAA-CREF Life Insurance Company. (8)

(33)	Form of Shareholder Information Agreement between Allianz Global Investors Distributors LLC and TIAA-CREF Life Insurance Company. (8)

(34)	Form Shareholder Information Agreement between Franklin Templeton Franklin/Templeton Distributors, Inc. and TIAA-CREF Life Insurance Company. (8)

(35)	Form of Amendment to Administrative Services Agreement by and among Legg Mason Investors Services, LLC and TIAA-CREF Life Insurance Company. (8)

(36)	Form of Amendment to Administrative Services Agreement by and among Legg Mason Investors Services, LLC and TIAA-CREF Life Insurance Company. (8)

(37)	Form of Distribution and Administrative Service Agreement between Neuberger Management Inc and TIAA-CREF Life Insurance Company. (8)

(38)	Form of Administrative Services Agreement between Columbia Management Distributors, Inc. and TIAA-CREF Life Insurance Company. (8)

(39)	Form of Administrative Services Agreement between Credit Suisse Asset Management, LLC and TIAA-CREF Life Insurance Company. (8)

(40)	Form of Administrative Services Agreement by and between Franklin Templeton Services, LLC, and TIAA-CREF Life Insurance Company. (8)

(41)	Form of Administrative Services Agreement between Legg Mason Investor Services, LLC and TIAA-CREF Life Insurance Company. (8)

(42)	Form of Administrative Services Agreement between Janus Capital Management LLC and TIAA-CREF Life Insurance Company. (8)

(43)	Form of Distribution and Shareholder Services Agreement between Janus Distributors LLC and TIAA-CREF Life Insurance Company. (8)

(44)	Form of Indemnification Agreement between Massachusetts Financial Services Company and TIAA-CREF Life Insurance Company. (8)

(45)	Form of AMT Distribution and Administrative Services Agreement between Neuberger Berman Management Inc. and TIAA-CREF Life Insurance Company. (8)

(46)	Form of Participation Agreement among TIAA-CREF Life, ING Investors Trust, and ING Funds Distributor, LLC with respect to institutional shares. (10)

	(47)	Investment Advisory Agreement between TIAA-CREF Life Funds and Teachers Advisors, Inc.. (10)

	(48)	Administrative Services Agreement between TIAA-CREF Life Funds and Teachers Advisors, Inc.. (10)

	(49)	Participation Agreement among T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc., and TIAA-CREF Life Insurance Company. (12)

	(50)	Participation Agreement by and among DFA Investment Dimensions Group Inc., Dimensional Fund Advisors LP, DFA Securities LLC and TIAA-CREF Life Insurance Company. (15)

	(51)	Amendment to Fund Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., TIAA-CREF Life Insurance Company, and TIAA-CREF Institutional and Individual Services, LLC. (16)

	(52)	Amendment to Fund Participation Agreement between ING Investors Trust, ING Investments Distributor, LLC, and TIAA-CREF Life Insurance Company. (16)

	(53)	Amendment to Fund Participation Agreement between T. Rowe Price Associates, Inc. and TIAA-CREF Life Insurance Company. (16)

	(54)	Amendment to Fund Participation Agreement between T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc., and TIAA-CREF Life Insurance Company. (16)

	(55)	Amendment to Fund Participation Agreement between Credit Suisse Trust, Credit Suisse Asset Management, LLC, Credit Suisse Securities (USA) LLC and TIAA-CREF Life Insurance Company. (17)

	(56)	Amendment to Fund Participation Agreement between DFA Investment Dimensions Group Inc., Dimensional Fund Advisors LP, DFA Securities LLC and TIAA-CREF Life Insurance Company. (17)

	(57)	Amendment to Fund Participation Agreement between PIMCO Variable Insurance Trust and PIMCO Investments LLC and TIAA-CREF Life Insurance Company. (17)

	(58)	Participation Agreement among the RBB Fund, Inc., Matson Money, Inc., Foreside Funds Distributors LLC, and TIAA-CREF Life Insurance Company (18)

	(59)	Participation Agreement among TIAA-CREF Life Funds, Teachers Personal Investors Services, Inc., Teachers Advisors, Inc.. and TIAA-CREF Life Insurance Company (18)

	(60)	Participation Agreement among John Hancock Variable Insurance Trust, John Hancock Distributors LLC, and TIAA-CREF Life Insurance Company. (20)

	(61)	Amendment to Fund Participation Agreement among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation, and TIAA-CREF Life Insurance Company. (20)

	(62)	Amendment to Fund Participation Agreement among T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc. and TIAA-CREF Life Insurance Company. (20)

	(63)	Amendment to Fund Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and TIAA-CREF Life Insurance Company. (20)

	(64)	Amendment to Fund Participation Agreement among John Hancock Variable Insurance Trust, John Hancock Distributors LLC, and TIAA-CREF Life Insurance Company (22)

	(65)	Amendment to Fund Participation Agreement by and among DFA Investment Dimensions Group Inc., Dimensional Fund Advisors LP, DFA Securities LLC and TIAA-CREF Life Insurance Company (23)

	(66)	Amended and Restated Underlying Fund Agreement among DFA Investment Dimensions Group Inc., Dimensional Investment Group Inc., the DFA Investment Trust Company, Dimensional Fund Advisors LP, and TIAA-CREF Life Insurance Company (23)

(i)	Administrative Contracts.

	(1)	Form of Administrative Services Agreement by and between McCamish Systems, LLC and Teachers Insurance and Annuity Association of America. (9)

(2)	Form of Investment Accounting Agreement by and between State Street Bank and Trust Company and Teachers Insurance and Annuity Association of America and TIAA-CREF Life Insurance Company on behalf of the Separate Account. (9)

(j)	Other Material Contracts. Not Applicable.

(k)	Legal Opinion. Opinion and Consent of Ken Reitz, Esq. as to the legality of the securities being registered *

(l)	Actuarial Opinion. Not Applicable.

(m)	Calculation. Not Applicable.

(n)	Other Opinions.

(o)	Omitted Financial Statements. Not Applicable.

(p)	Initial Capital Agreements. Not Applicable.

(q)	Redeemability Exemption.

	(1)	Description of Issuance, Transfer and Redemption Procedures For Individual and Last Survivor Flexible Premium Variable Universal Life Insurance Policies Issued by TIAA-CREF Life (2)

	(2)	Description of Issuance, Transfer and Redemption Procedures For Intelligent Life Individual Flexible Premium Variable Universal Life Insurance Policies Issued by TIAA-CREF Life (8)

	(3)	Amended and Restated Description of Issuance, Transfer, and Redemption Procedures for Individual and Last Survivor Flexible Premium Variable Universal Life Insurance Policies Issued by TIAA-CREF Life Insurance Company (7)

	(4)	Amended and Restated Description of Issuance, Transfer, and Redemption Procedures for Intelligent Life Individual (Intelligent Life VUL) and Last Survivor (Intelligent Life Survivorship VUL) Flexible Premium Variable Universal Life Insurance Policies Issued by TIAA-CREF Life Insurance Company. (14)

	(5)	Amendment to Description Of Issuance, Transfer And Redemption Procedures for Intelligent Life Individual and Intelligent Life Last Survivor Flexible Premium Variable Universal Life Insurance Policies Issued By TIAA-CREF Life Insurance Company. (19)

	(6)	Amendment to Description Of Issuance, Transfer And Redemption Procedures for Intelligent Life Individual Flexible Premium Variable Universal Life Insurance and Intelligent Life Last Survivor Flexible Premium Variable Universal Life Insurance Policies Issued By TIAA-CREF Life Insurance Company. (20)

	(7)	Amendment to Description Of Issuance, Transfer And Redemption Procedures for Intelligent Life Individual Flexible Premium Variable Universal Life Insurance and Intelligent Life Last Survivor Flexible Premium Variable Universal Life Insurance Policies Issued By TIAA-CREF Life Insurance Company. (22)

	(8)	Amendment to Description Of Issuance, Transfer And Redemption Procedures for Intelligent Life Individual Flexible Premium Variable Universal Life Insurance and Intelligent Life Last Survivor Flexible Premium Variable Universal Life Insurance Policies Issued By TIAA-CREF Life Insurance Company. (23)

(r)	(A)	Powers of Attorney (19)

	(B)	Powers of Attorney (20)

	(C)	Powers of Attorney (21)

	(D) (E)	Powers of Attorney (23) Powers of Attorney *

	(1)	Incorporated by reference to the initial filing of the Registration Statement on Form S-6, filed June 1, 2001 (File No. 333-62162).

	(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, filed January 31, 2002 (File No. 333-62162).

	(3)	Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, filed April 30, 2003 (File Nos. 333-62162 and 811-10393).

	(4)	Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-6, filed May 3, 2005 (File Nos. 333-62162 and 811-10393).

(5)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed March 9, 2006, (File Nos. 333-128699 and 811-10393).

(6)	Incorporated by reference to Post-Effective Amendment No. 7 on the Registration Statement on Form N-4 for the Single Premium Immediate Annuity Contracts, filed on May 1, 2007 (File No. 333-46414 and 811-08963).

(7)	Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed May 1, 2006 (File Nos. 333-128699 and 811-10393).

(8)	Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-6, filed on May 2, 2007 (File Nos. 333-128699 and 811-10393).

(9)	Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, filed on May 1, 2008 (File Nos 333-128699 and 811-10393).

(10)	Incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-6, filed on May 1, 2010 (File Nos 333-128699 and 811-10393).

(11)	Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, filed on May 1, 2008 (File Nos 333-128699 and 811-10393) and to Post-Effective Amendment No. 4 to the Registration Statement on Form S-1, filed on April 14, 2011 (File Nos 333-149714).

(12)	Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4, filed on April 19, 2012 (File Nos 333-145064 and 811-08963).

(13)	Incorporated by reference to the Registration Statement on Form N-6, filed on January 31, 2012 (File Nos 333-179272 and 811-22659).

(14)	Incorporated by reference to the Registration Statement on Form N-6, filed on April 24, 2012 (File Nos 333-151910 and 811-10393).

(15)	Incorporated by reference to the Registration Statement on Form N-6, filed on August 3, 2012 (File Nos 333-183060 and 811-22659).

(16)	Incorporated by reference to the Registration Statement on Form N-6, filed on April 24, 2013 (File Nos 333-128699 and 811-10393).

(17)	Incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-6, filed on February 7, 2014 (File Nos 333-128699 and 811-10393).

(18)	Incorporated by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, filed on February 28, 2014 (File Nos 333-145064 and 811-08963).

(19)	Incorporated by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-6, filed on April 18, 2014 (File Nos 333-128699 and 811-10393).

(20)	Incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-6, filed on April 28, 2015 (File Nos 333-128699 and 811-10393).

(21)	Incorporated by reference to the Registration Statement on Form S-1 filed on March 23, 2016 (File No. 333-210342).

(22)	Incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-6, filed on April 27, 2016 (File Nos 333-128699 and 811-10393).

(23)	Incorporated by reference to Post-Effective Amendment No. 13 to the Registration Statement on Form N-6, filed on April 27, 2017 (File Nos 333-128699 and 811-10393).

*	Filed Herewith

Item 27. Directors and Officers of the Depositor

Name and Principal Business Address*	Position and Offices with Depositor

Christopher J. Weyrauch	Director, Chairman, President and Chief Executive Officer
Rashmi Badwe	Director
Sue Collins	Director
Christine Dugan	Director, Senior Vice President, Chief Actuary
Bradley Finkle	Director
Derek Heaslip	Director
Eric T. Jones	Director
Meredith Kornreich	Director
Russell Gordon Noles	Director
Christopher Van Buren	Director
Christopher A. Baraks	Vice President, Corporate Tax Controller
Barbara Crabtree	Senior Director, Illustration Actuary
Elizabeth Debenedictis	Vice President
Stacy Eisenhauer	Vice President, Chief Financial Officer
Carol Fracasso	Vice President, Consumer Services Officer
Jeff Grant	Managing Director
Jorge Gutierrez	Treasurer
Peter Pisapia	Chief Compliance Officer of the TIAA Life Separate Accounts
Todd Sagmoe	Vice President
Ken Reitz	General Counsel
Wayne Smiley	Chief Compliance Officer
Mary Catherine Benedetto	Secretary

* The principal business address for each officer and director is 730 Third Avenue, New York, New York 10017-3206

Item 28. Persons Controlled by or under Common Control with the Depositor or Registrant

The following chart indicates subsidiaries of Teachers Insurance and Annuity Association of America. These subsidiaries are included in the consolidated financial statements of Teachers Insurance and Annuity Association of America.

All Teachers Insurance and Annuity Association of America subsidiary companies are Delaware corporations, except as indicated.

Exhibit A

* This chart is a depiction of the ownership structure of Teachers Insurance and Annuity Association of America (the “Company”) and certain of its subsidiaries. This chart does not include all downstream subsidiaries of the Company, such as investment vehicles or funds managed by the Company or its subsidiaries, and is not indicative of the percentage ownership interests held.

Item 29. Indemnification

The TIAA-CREF Life Insurance Company (“TIAA Life”) bylaws provide that TIAA Life will indemnify, in the manner and to the fullest extent permitted by law, each person made or threatened to be made a party to any action, suit or proceeding, whether or not by or in the right of the TIAA Life, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that he or she or his or her testator or intestate is or was a director, officer or employee of TIAA Life, or is or was serving at the request of TIAA Life as director, officer or employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if such director, officer or employee acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or any partnership, joint venture trust, employee benefit plan or other enterprise, not opposed to, the best interests of TIAA Life and in criminal actions or proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. To the fullest extent permitted by law such indemnification shall include judgments, fines, amounts paid in settlement, and reasonable expenses, including attorneys’ fees. No payment of indemnification, advance or allowance under the foregoing provisions shall be made unless a notice shall have been filed with the Superintendent of Insurance of the State of New York not less than thirty days prior to such payment specifying the persons to be paid, the amounts to be paid, the manner in which payment is authorized and the nature and status, at the time of such notice, of the litigation or threatened litigation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Securities Act”) may be permitted to officers and directors of the Depositor, pursuant to the foregoing provision or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in connection with the successful defense of any action, suit or proceeding) is asserted by a director or officer in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriter

(a) TIAA-CREF Institutional and Individual Services, LLC (“TC Services”) acts as principal underwriter of the contracts as defined in the Investment Company Act of 1940, as amended. TC Services is also principal underwriter for TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds, TIAA-CREF Life Funds, and variable annuity issued by TIAA-CREF Life Separate Account VA-1 and TIAA Separate Account VA-1.

(b) Management

Name and Principal Business Address*	Positions and Offices with Underwriter
Christopher J. Weyrauch	Manager, Chief Executive Officer, Chairman of the Board
Rashmi Badwe	Manager
William G. Griesser	Manager
Eric T. Jones	Manager
Catherine McCabe	Manager
Angela Kahrmann	Manager, President, Chief Operating Officer
Pamela Lewis Marlborough	Managing Director, Chief Legal Officer, Assistant Secretary
Samuel A. Turvey	Chief Compliance Officer
Christy R. Lee Jorge Gutierrez	Chief Financial Officer, Controller Treasurer
Mary Catherine Benedetto	Secretary

*	The address of each Director and Officer is c/o TIAA-CREF Institutional and Individual Services, LLC, 730 Third Avenue, New York, NY 10017-3206

(c)	Compensation from the Registrant. None

Item 31. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained at the Registrant’s home office, 730 Third Avenue, New York, New York 10017, and at other offices of the Registrant located at 8500 Andrew Carnegie Boulevard, Charlotte, North Carolina 28262. In addition, certain duplicated records are maintained at Iron Mountain 22 Kimberly Road East Brunswick, NJ 08816, 64 Leone Lane, Chester, New York 10918, 11333 East 53 Street, Denver, CO 80239; State Street Bank and Trust Company, 801 Pennsylvania, Kansas City, MO 64105, JPMorgan Chase Bank, 4 Chase Metrotech Center Brooklyn, NY 11245, and McCamish Systems LLC, Storage of Documents: Iron Mountain, 660 Distribution Drive, Atlanta, GA 30336, Storage of Electronic Date: Quality Technology Services, 300 Satellite Blvd, Suwanee, GA 30024.

Item 32. Management Services

All management contracts are discussed in Part A or Part B.

Item 33. Fee Representation

TIAA-CREF Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by TIAA-CREF Life Insurance Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, TIAA-CREF Life Separate Account VLI-1 certifies that it meets the requirements of Securities Act of 1933 Rule 485(a) for effectiveness of this registration statement and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 28th of February, 2019.

TIAA-CREF LIFE SEPARATE ACCOUNT VLI-1

By:	TIAA-CREF Life Insurance Company (On behalf of the Registrant and itself)

By:	*
Christopher J. Weyrauch President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on February 28, 2019, in the capacities indicated.

Signature	Title

*	President and Chief Executive Officer
Christopher J. Weyrauch

/s/ Stacy Eisenhauer	Chief Financial Officer (Principal Financial and Accounting Officer)
Stacy Eisenhauer

*	Director
Christopher J. Weyrauch

*	Director
Rashmi Badwe

*	Director
Sue Collins

*	Director
Christine Dugan

*	Director
Bradley Finkle

*	Director
Derek Heaslip

*	Director
Eric T. Jones

*	Director
Meredith Kornreich

*	Director
Russell Gordon Noles

*	Director
Christopher Van Buren

*	Director

*	Signed by Kenneth W. Reitz, Esq. as attorney-in-fact pursuant to a Power of Attorney effective: January 23, 2019

/s/ Kenneth W. Reitz
Kenneth W. Reitz, Esq. Attorney-in-fact

EXHIBIT INDEX

(d)(4)(a)	Form of Flexible Premium Variable Universal Life Insurance Policy (Intelligent Life 2.0)

(d)(4)(b)	Overloan Protection Endorsement (for Intelligent Life VUL 2.0 Policy)

(e)(3)	Form of Application for Life Insurance

(k)	Legal Opinion

(r)(E)	Powers of Attorney

1